Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188326

Proxy Statement of Valley Community Bancshares, Inc.	Prospectus of Heritage Financial Corporation

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

We are pleased to report that the board of directors of Valley Community Bancshares, Inc. (“Valley”) has approved a merger involving Valley and Heritage Financial Corporation (“Heritage”). Before we can complete the merger, we must obtain the approval of the shareholders of Valley. We are sending you this document to ask you to approve the merger agreement at a special meeting of Valley shareholders to be held at the time and place indicated in the meeting notice on the next page. No vote of Heritage shareholders is required to complete the merger. This document, which serves as a proxy statement for the special meeting and as a prospectus for the shares of Heritage common stock to be issued in the merger to the shareholders of Valley, gives you detailed information about the special meeting and the merger. Please read this entire document carefully, including the “Risk Factors” section beginning on page 11.

Valley will merge into Heritage, with Heritage as the surviving entity. In the merger, shareholders of Valley will be entitled to receive $19.50 in cash and 1.3611 shares of Heritage common stock, subject to adjustment as described in the merger agreement and this document, for each share of Valley common stock that they hold prior to the merger. On May 15, 2013, the implied value of the merger consideration for each share of Valley common stock was $38.45, based on the closing price per share of Heritage common stock on that date. The market price of Heritage common stock will fluctuate before the merger. You should obtain current stock price quotations for Heritage common stock. Heritage common stock is listed on the NASDAQ Global Select Market under the symbol “HFWA” and Valley common stock is not listed or traded on any established securities exchange or quotation system.

Your vote is very important. Not voting will have the same effect as voting against the merger agreement, so whether or not you plan to attend the special meeting, please promptly return your completed and executed proxy card so that your shares are voted at the special meeting.

The board of directors of Valley unanimously recommends that you vote “FOR” approval of the merger agreement.

On behalf of the board of directors of Valley, thank you for your prompt attention to this important matter.

Sincerely,

David H. Brown

President and Chief Executive Officer

Valley Community Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Heritage or Valley, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated May 17, 2013, and is being first mailed to Valley shareholders on or about May 23, 2013.

VALLEY COMMUNITY BANCSHARES, INC.

1307 East Main Avenue

Puyallup, Washington 98372

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 27, 2013

Dear Shareholder:

Valley Community Bancshares, Inc., or Valley, will hold a special meeting of shareholders at the Georgian Room of the Best Western Park Plaza Hotel, 620 South Hill Park Drive, Puyallup, Washington at 10:30 a.m., local time, on June 27, 2013, to consider and vote on:

•

a proposal to approve the Agreement and Plan of Merger, dated as of March 11, 2013, by and between Heritage Financial Corporation, or Heritage, and Valley, as it may be amended from time to time, pursuant to which Valley will merge with and into Heritage with Heritage as the surviving company;

•

any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The Valley board of directors has determined that the terms of the merger are fair to and in the best interests of Valley and its shareholders. The Valley board of directors unanimously recommends that Valley shareholders vote “FOR” approval of the merger agreement and “FOR” approval of any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary.

May 15, 2013 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Valley common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

You are cordially invited to attend the special meeting in person. However, please vote, sign, date and return the enclosed proxy card in the enclosed, self-addressed envelope as promptly as possible, even if you plan to attend the special meeting. No additional postage is required if mailed in the United States. If you choose to attend the special meeting, you may vote your shares in person, even if you have previously signed and returned your proxy card. If you hold your Valley shares through a bank, broker or other nominee (commonly referred to as held in “street name”), you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from them. You may revoke your proxy at any time prior to the special meeting as specified in the accompanying proxy statement/prospectus.

In connection with the proposed merger, Valley shareholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures specified in Chapter 23B.13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington (“RCW”)), or the WBCA. Chapter 23B.13 of the WBCA is included in the accompanying proxy statement/prospectus as Appendix C. A dissenting shareholder who follows the required procedures may receive cash in an amount equal to the fair value of his or her shares of Valley common stock instead of receiving a combination of cash and shares of Heritage common stock, and cash in lieu of any fractional Heritage shares. A shareholder who chooses to dissent pursuant to Chapter 23B.13 of the WBCA may provide the required notice specified therein to Valley’s principal executive offices at 1307 East Main Avenue, Puyallup, Washington 98372. For additional details about dissenters’ rights, please refer to the section entitled “The Merger—Dissenters’ Rights of Valley Shareholders” and Appendix C in the accompanying proxy statement/prospectus.

We look forward to hearing from you.

By Order of the Board of Directors,

Thomas M. Pasquier

Chairman of the Board of Directors

Valley Community Bancshares, Inc.

Puyallup, Washington

May 23, 2013

YOUR VOTE IS VERY IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Heritage from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain these documents through the SEC website at http://www.sec.gov, or by requesting them in writing or by telephone from Heritage, as follows:

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, Washington 98501

Attention: Kaylene M. Lahn,

Senior Vice President and Corporate Secretary

(360) 943-1500

If you would like to request documents, please do so by June 20, 2013 to receive them before the special meeting.

For additional details about where you can find more information about Heritage, see “Where You Can Find More Information” on page 58.

Heritage supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Heritage and Valley supplied all information contained in this proxy statement/prospectus relating to Valley.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Valley shareholders nor the issuance of Heritage common stock in the merger shall create any implication to the contrary.

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APPENDICES

A	Agreement and Plan of Merger, dated as of March 11, 2013, by and between Heritage Financial Corporation and Valley Community Bancshares, Inc.
B	Opinion of McAdams Wright Ragen, Inc.
C	Chapter 23B.13 of the Washington Business Corporation Act

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why do Heritage and Valley want to merge?

A:	We believe the combination of our companies will create a leading community banking franchise in western Washington. The combined branch network of the two companies is expected to allow for more effective marketing and customer convenience.

The board of directors of Valley believes that the merger is fair to and in the best interests of Valley and its shareholders, and unanimously recommends that Valley shareholders vote for approval of the merger agreement. You should review the reasons for the merger described in greater detail under “The Merger—Valley’s Reasons for the Merger; Recommendation of Valley’s Board of Directors” beginning on page 26 and “The Merger—Heritage’s Reasons for the Merger” beginning on page 28.

Q:	What will I receive in the merger for my shares of Valley common stock?

A:	You will be entitled to receive $19.50 in cash and 1.3611 shares of Heritage common stock in exchange for each share of Valley common stock you hold prior to the completion of the merger, with cash paid in lieu of any fractional Heritage shares, which we refer to as the “merger consideration”. The value of the merger consideration will fluctuate with the market price of Heritage common stock. The merger consideration is subject to adjustment if Heritage’s volume weighted average closing stock price for the twenty trading days starting on the twenty-fifth day prior to the closing is less than $11.46 or equal to or greater than $17.19 per share. A security’s volume weighted average price is calculated by dividing the total dollar amount traded on a security for a given day (dollar volume) by the total number of shares traded during the same day (share volume). For further information, see “Summary—What Valley Shareholders Will Receive in the Merger.”

Q:	When and where is the special meeting?

A:	The special meeting is scheduled to take place on June 27, 2013, at 10:30 a.m., local time, at the Georgian Room of the Best Western Park Plaza Hotel, 620 South Hill Park Drive, Puyallup, Washington.

Q:	What will be voted on at the special meeting?

A:	At the special meeting, the holders of Valley common stock will be asked to approve the merger agreement with Heritage, as well as any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q:	What should I do now?

A:	After you have carefully read this proxy statement/prospectus, please vote your shares promptly. If you hold shares in your own name as a shareholder of record, you should complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Please vote by proxy even if you plan to attend the special meeting. If you hold your Valley shares through a bank, broker or other nominee (commonly referred to as held in “street name”), you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from them.

If you choose to attend the special meeting, you may vote your shares in person, even if you have previously returned your proxy. Please note that if you hold your shares in street name, you must obtain a legal proxy from your bank, broker or other nominee in order to vote your shares in person at the special meeting.

Q:	Why is my vote important?

A:	We cannot complete the merger unless the shareholders of Valley approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Valley common stock as of the voting record date for the special meeting. Accordingly, if you do not vote or if you abstain from voting, it will have the same effect as voting against approval of the merger agreement.

Q:	If my shares are held in street name with a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	No. Without instructions from you, your bank, broker or other nominee will not be able to vote your shares. This will have the same effect as voting against approval of the merger agreement.

Q:	Can I change my vote before the special meeting?

A:	Yes. If you are the record holder of your shares, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the corporate secretary of Valley stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy card. Your latest vote received before the special meeting will be counted, and any earlier votes will be revoked.

•

Third, you may attend the special meeting in person and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given.

If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.

Q:	What if I want to exercise dissenters’ rights?

A:	If you want to exercise dissenters’ rights, you must deliver to Valley, before the vote is taken by Valley shareholders on the approval of the merger agreement, written notice of your intent to exercise your dissenters’ rights if the merger is completed. Also, you must vote against, or abstain from voting on, the approval of the merger agreement and follow other procedures, both before and after the meeting, as described in Appendix C. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger agreement, your shares will be automatically voted in favor of the merger agreement and you will lose all dissenters’ rights available under Washington law.

Q:	What are the U.S. federal income tax consequences of the merger to me?

A:	Heritage and Valley will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. U.S. holders of Valley common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Valley common stock for shares of Heritage common stock in the merger, except that U.S. holders may recognize gain (but not loss) to the extent of the amount of cash received in the merger. For further information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Valley common stock. Tax matters are very complicated and the consequences of the merger to any particular shareholder of

Valley will depend on that shareholder’s particular facts and circumstances. Accordingly, you are strongly urged to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	When do you currently expect to complete the merger?

A:	In the third quarter of 2013. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Valley shareholders at the special meeting and the necessary regulatory approvals, and the other conditions to completing the merger must be satisfied or waived.

Q:	Should I send in my Valley stock certificates now?

A:	No. You should not send in your stock certificates at this time. Following the completion of the merger, the exchange agent appointed by Heritage will send you a letter of transmittal and instructions on surrendering your Valley stock certificates. Once the exchange agent has received the proper documentation, the exchange agent will send you a check for cash and your shares of Heritage common stock and cash in lieu of any fractional Heritage shares.

You are advised, however, to locate your stock certificate(s) at this time because, if the merger is approved, you will be required to surrender your Valley stock certificate(s) to receive the merger consideration.

Q:	Whom should I call with questions?

A:	If you have questions about the merger or the process for voting or if you need additional copies of this proxy statement/prospectus or a replacement proxy card, please contact:

David H. Brown

Valley Community Bancshares, Inc.

1307 East Main Avenue

Puyallup, Washington 98372

Telephone: (253) 848-2316

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which this document refers to fully understand the merger and the related transactions. A list of the documents incorporated by reference appears on page 58 under “Where You Can Find More Information.”

THE COMPANIES (see page 48)

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, Washington 98501

Telephone: (360) 943-1500

Heritage Financial Corporation, or Heritage, a Washington corporation, is the holding company for Heritage Bank and Central Valley Bank. Heritage Bank serves western Washington and the greater Portland, Oregon area through its 28 full-service banking offices and Central Valley Bank serves Yakima and Kittitas counties in central Washington through its six full-service banking offices.

As of March 31, 2013, Heritage had total consolidated assets of $1.45 billion, deposits of $1.23 billion and shareholders’ equity of $200.5 million.

Valley Community Bancshares, Inc.

1307 East Main Avenue

Puyallup, Washington 98372

Telephone: (253) 848-2316

Valley Community Bancshares, Inc., or Valley, is a privately owned Washington corporation registered as a bank holding company for Valley Bank, which was established through a reorganization completed on July 1, 1998. In addition to its main office, it operates nine banking locations, including a drive-up facility, in the south King County and eastern Pierce County regions of Washington.

As of March 31, 2013, Valley had total consolidated assets of $234.0 million, deposits of $203.0 million and shareholders’ equity of $30.0 million.

THE MERGER AND THE MERGER AGREEMENT (see pages 24 and 38)

The terms and conditions of the merger are contained in the merger agreement, which is included in this proxy statement/prospectus as Appendix A. Please carefully read the merger agreement as it is the legal document that governs the merger.

Valley Will Merge into Heritage

In the merger, Valley will merge into Heritage, with Heritage as the surviving corporation. It is expected that, immediately following the merger, Valley Bank, a wholly owned subsidiary of Valley, will merge into Heritage Bank, a wholly owned subsidiary of Heritage, with Heritage Bank as the surviving institution. We refer to the merger of Heritage Bank and Valley Bank as the “bank merger.”

What Valley Shareholders Will Receive in the Merger

Upon completion of the merger, each share of Valley common stock that is outstanding immediately prior to the merger will be converted into the right to receive $19.50 in cash and 1.3611 shares of Heritage common stock (with cash paid in lieu of fractional share interests), subject to adjustment. We sometimes refer to this 1.3611-to-one ratio as the “exchange ratio.” If Heritage’s volume weighted average closing stock price for the twenty trading days commencing on the twenty-fifth day prior to the closing (the “Heritage average closing price”) is between $11.46 and $17.19 per share, then the exchange ratio will be fixed at 1.3611 per share. If the Heritage average closing price is equal to or greater than $17.19 per share, then the exchange ratio will adjust and the merger consideration will be $42.90 per share of which $19.50 will be paid in cash and the exchange ratio will be adjusted by dividing $23.3973 by the Heritage average closing price. If Heritage’s average closing price is less than $11.46, and Heritage does not elect to terminate the merger agreement, then Heritage has the right to either fix the exchange ratio at 1.3611 and pay the balance of the merger consideration in cash or adjust the exchange ratio above 1.3611 provided that at least $19.50 of the merger consideration is paid in cash, and in either case the total merger consideration per share is $35.10 based on the Heritage average closing price. Cash will be paid in lieu of any fractional Heritage shares in an amount equal to the fraction multiplied by Heritage average closing price.

For example, if you hold 500 shares of Valley common stock immediately prior to the merger and the Heritage average closing price is $16.00, you will receive $9,750 in cash (500 x $19.50 per share) and 680 shares of Heritage common stock (500 x 1.3611).

Valley Shareholders Should Wait to Surrender Their Stock Certificates Until After the Merger

To receive your payment and shares of Heritage common stock and cash in lieu of any fractional Heritage shares, you will need to surrender your Valley stock certificates. If the merger is completed, the exchange agent appointed by Heritage will send you written instructions for exchanging your stock certificates. The exchange agent will be Computershare Trust Company, N.A., Heritage’s stock transfer agent, or an unrelated bank or trust company reasonably acceptable to Valley.

Please do not send in your certificates until you receive these instructions.

The Merger Is Expected to be Generally Tax-Free to Holders of Valley Common Stock with respect to the receipt of Heritage shares (see page 31)

The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. U.S. holders of Valley common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Valley common stock for shares of Heritage common stock in the merger, except that U.S. holders may recognize gain (but not loss) to the extent of the amount of cash received in the merger. For further information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Valley common stock. Tax matters are very complicated and the consequences of the merger to any particular shareholder of Valley will depend on that shareholder’s particular facts and circumstances. Accordingly, you are strongly urged to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Valley Shareholders May Exercise Dissenters’ Rights (see page 35)

Under Washington law, you have the right to dissent from the merger and receive cash equal to the fair value of your Valley shares instead of receiving a combination of cash and Heritage common stock. To exercise dissenters’ rights, you must strictly follow the procedures established by Chapter 23B.13 of the WBCA, including the delivery to Valley before the vote is taken by Valley shareholders on the approval of the merger agreement of written notice of your intent to demand payment for your shares of Valley common stock if the merger is effected and you must vote against, or abstain from voting on, the approval of the merger agreement. See “The Merger—Dissenters’ Rights of Valley Shareholders” on page 35 and Appendix C to this proxy statement/prospectus.

Opinion of Valley’s Financial Advisor (see page 28)

On March 11, 2013, McAdams Wright Ragen, Inc., or MWR, rendered to the Valley board its oral opinion, which was subsequently confirmed in writing by delivery of MWR’s written opinion, that the aggregate merger consideration was fair as of that date, from a financial point of view, to the holders of Valley common stock.

MWR’s opinion was directed to the Valley’s board and only addressed the fairness, from a financial point of view, of the aggregate merger consideration to be received by the holders of Valley common stock pursuant to the merger agreement and did not address any other aspect or implication of the merger. The references to MWR’s opinion in this proxy statement/prospectus are qualified in their entirety by reference to the full text of MWR’s written opinion, which is included as Appendix B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by MWR in preparing its opinion. However, neither MWR’s opinion, nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Valley’s board or any shareholder of Valley as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. MWR’s opinion was furnished for the use and benefit of the Valley’s board (in its capacity as such) in connection with its evaluation of the merger and should not be construed as creating, and MWR will not be deemed to have, any fiduciary duty to the Valley’s board, Valley, any security holder or creditor of Valley or any other person, regardless of any prior or ongoing advice or relationships.

Valley’s Board of Directors Recommends that Valley Shareholders Vote “FOR” Approval of the Merger Agreement (see page 21)

Valley’s board of directors has unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Valley and its shareholders and unanimously recommends that Valley shareholders vote FOR approval of the merger agreement.

In determining whether to approve the merger agreement, Valley’s board of directors consulted with certain of its senior management and with its legal and financial advisors. In arriving at its determination, the Valley board of directors also considered the factors described under “The Merger—Valley’s Reasons for the Merger; Recommendation of Valley’s Board of Directors.”

Interests of Valley Directors and Executive Officers in the Merger (see page 37)

Some of the executive officers and directors of Valley have interests in the merger that are in addition to, or different from, the interests of Valley shareholders generally. These interests include the following:

•	One executive officer holds Valley stock options that will be cancelled prior to the completion of the merger and he will receive a cash payment to the extent the options are then in-the-money;

•

David H. Brown, the current President and Chief Executive Officer of Valley, will receive a payment of $579,928 to terminate his Supplemental Retirement Benefit Agreement and a $240,089 severance payment to terminate his Executive Severance Agreement;

•

Joseph E. Riordan, the current Executive Vice President and Chief Financial Officer of Valley, will receive a payment of $166,214 to terminate his Supplemental Retirement Benefit Agreement and a $232,183 severance payment to terminate his Executive Severance Agreement;

•	David H. Brown, a director of Valley, will be added to the Heritage board and the Heritage Bank board; and

•

Valley’s directors and executive officers will be entitled to indemnification by Heritage with respect to claims arising from matters occurring at or prior to the effective time of the merger and to coverage under a directors’ and officers’ liability insurance policy for up to six years after the merger.

The Valley board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Valley Stock Options

The merger agreement requires Valley to cause all outstanding and unexercised options to purchase shares of Valley common stock to be cancelled prior to the effective time of the merger. In the case of out-of-the-money options, no payment will be made to the option holder for cancellation and in the case of in-the-money options, Valley must pay the option holder an amount equal to the value of the merger consideration per share of Valley common stock less the per share exercise price of the option multiplied by the number of shares underlying the option.

Regulatory Approvals (see page 35)

Under federal law, the merger must be approved by the Board of Governors of the Federal Reserve System, or Federal Reserve Board, and the bank merger must be approved by the Federal Deposit Insurance Corporation, or FDIC, and the Washington Department of Financial Institutions, or DFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

We have requested a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. Assuming this waiver is granted, once the FDIC and DFI approve the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the FDIC and DFI to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board.

As of the date of this proxy statement/prospectus, all of the required regulatory applications have been filed. There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain any unduly burdensome condition. It is a condition to Heritage’s obligation to complete the merger that no such regulatory unduly burdensome condition be imposed. See “The Merger Agreement—Conditions to Completion of the Merger.”

Conditions to Completion of the Merger (see page 45)

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

•	approval of the merger agreement by Valley’s shareholders;

•	approval for listing on the NASDAQ Stock Market of the shares of Heritage common stock to be issued in the merger;

•	absence of any injunction or other legal restraint blocking the merger or the bank merger;

•	receipt of all required regulatory approvals without the imposition of any unduly burdensome condition upon Heritage following the merger or Heritage Bank following the bank merger;

•

accuracy, generally in all material respects, of Heritage’s and Valley’s respective representations and warranties in the merger agreement on the date of the merger agreement and the closing date of the merger;

•	performance in all material respects by Heritage and Valley of their respective obligations under the merger agreement;

•	as a condition to Heritage’s obligation to complete the merger, the holders of 10% or more of the outstanding shares of Valley common stock do not exercise dissenters’ rights; and

•

as a condition to Valley’s obligation to complete the merger, the receipt by Valley an opinion of its legal counsel and a copy of the opinion rendered to Heritage by its legal counsel as to the U.S. federal income tax consequences of the merger.

No assurance can be given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Non-Solicitation (see page 43)

Valley has agreed that it generally will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. Valley may respond to an unsolicited proposal if the board of directors of Valley determines that the proposal is reasonably likely to constitute or result in a transaction that is more favorable from a financial point of view to Valley’s shareholders than the merger with Heritage and that the board’s failure to respond would result in a violation of its fiduciary duties. Valley must promptly notify Heritage if it receives any acquisition proposals.

Termination of the Merger Agreement (see page 46)

Heritage and Valley can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•

if a regulatory or other governmental authority denies approval of the merger or the bank merger and such denial has become final and nonappealable, provided that the denial is not due to the failure of the company seeking termination to perform any of its covenants under the merger agreement, or if a court or other governmental body issues a final, nonappealable order prohibiting the merger or the bank merger;

•

if the merger has not been completed by October 31, 2013, unless due to the failure of the company seeking termination to perform or observe its covenants and agreements set forth in the merger agreement;

•

if the other company breaches any representation, warranty, covenant or other agreement, which breach results in a failure to satisfy the closing conditions of the party seeking termination and such breach is not, or cannot be, timely cured, provided that the party seeking termination is not itself in material breach of the merger agreement; or

•

if the shareholders of Valley fail to approve the merger agreement at the special meeting; provided Valley must pay Heritage a $1,760,000 termination fee if (i) prior to the termination, a third party proposal to acquire Valley or any of its significant subsidiaries has been publicly announced and (ii) within one year of the termination, Valley or any of its significant subsidiaries either enters into a definitive agreement to be acquired in a transaction or that transaction is consummated.

Set forth below are other termination events that would result in Valley being obligated to pay Heritage a $1,760,000 termination fee.

•

a termination by Heritage based on (i) the board of directors of Valley either failing to continue its recommendation that the Valley shareholders approve the merger agreement or adversely changing such recommendation or (ii) Valley materially breaching the provisions of the merger agreement relating to third party acquisition proposals; or

•

a termination by Valley prior to it obtaining shareholder approval of the merger agreement in order to enter into a definitive acquisition agreement with a third party with respect to a superior unsolicited acquisition proposal.

Heritage may also terminate the merger agreement if the Heritage average closing price is less than $11.46.

Differences in Shareholder Rights (see page 52)

Valley and Heritage are both incorporated under the laws of the State of Washington, which governs the rights of holders of Valley common stock and Heritage common stock. Some of the key differences between Valley’s and Heritage’s articles of incorporation and bylaws are:

•

the total number of shares of authorized capital stock of Heritage is 52,500,000 shares (50,000,000 common and 2,500,000 preferred), compared to 5,000,000 shares of common stock and no preferred for Valley);

•

All of the directors of Heritage’s board of directors are elected annually by the shareholders; all of the directors of Valley are divided into three classes, with the directors serving staggered three-year terms and approximately one-third of the directors elected by the shareholders annually; and

•

Heritage’s articles of incorporation provides that no shareholder beneficially owning more than 10% of the outstanding shares of Heritage common stock may vote his or her shares in excess of that amount, and that certain business combinations with persons owning more than 10% of its outstanding shares require approval of the holders of at least 80% of the outstanding shares of common stock, unless either a majority of the disinterested directors have approved the transaction or certain fair price and procedure requirements are satisfied; no such provisions or similar provisions are contained in Valley’s articles of incorporation.

The rights of shareholders of Valley and Heritage are described in detail under “Comparison of Shareholder Rights” beginning on page 52.

Listing of Heritage Shares

The shares of Heritage common stock to be issued in the merger will be listed for trading on the NASDAQ Global Select Market.

Heritage to Use Purchase Accounting

Heritage will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Per Share Market Price Information

Heritage common stock trades on the NASDAQ Global Select Market under the symbol “HFWA.” Valley common stock is not listed or traded on any established securities exchange or quotation system. The following table presents the closing sale price of Heritage common stock on March 8, 2013, the last trading day before the date of the public announcement of the merger agreement, and May 15, 2013, the last practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Valley common stock on those dates, calculated by multiplying the closing price of Heritage common stock on those dates by the exchange ratio of 1.3611 and adding the $19.50 per share in cash.

Date	Heritage Closing Price	Equivalent Valley Per Share Value
March 8, 2013	$14.20	$38.83
May 15, 2013	$13.92	$38.45

The market price of Heritage common stock will fluctuate prior to the merger. You should obtain a current price quotation for Heritage common stock.

Valley Will Hold its Special Meeting on June 27, 2013 (see page 21)

The special meeting of Valley shareholders will be held at the Georgian Room of the Best Western Park Plaza Hotel, 620 South Hill Park Drive, Puyallup, Washington, on June 27, 2013 at 10:30 a.m., local time. At the special meeting, Valley shareholders will be asked to:

•	vote on the proposal to approve the merger agreement;

•

vote on any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

You can vote at the special meeting if you owned Valley common stock as of the close of business on May 15, 2013. On that date, there were 1,126,613 shares of Valley common stock outstanding and entitled to vote, approximately 11.07% of which were owned and entitled to be voted by Valley directors and executive officers and their affiliates. As of the record date, the directors and executive officers of Heritage did not own or have the right to vote any of the outstanding shares of Valley common stock. You can cast one vote for each share of Valley common stock you owned on that date.

In order to approve the merger agreement, the holders of at least two-thirds of the outstanding shares of Valley common stock entitled to be cast must vote in favor of doing so. Certain of Valley’s directors and executive officers and their affiliates have entered into voting agreements with Heritage under which they have agreed to vote all of the shares over which they have voting power for approval of the merger agreement. A total of 124,733 shares of Valley common stock, representing approximately 11.07% of the outstanding shares of Valley common stock entitled to vote at the special meeting, are subject to these voting agreements.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forwarding-Looking Statements” and the discussion under “Risk Factors” in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2012, you should carefully consider the following risk factors in deciding how to vote your shares.

Because the market price of Heritage common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of Valley common stock will be converted into the right to receive $19.50 in cash and 1.3611 shares of Heritage common stock, subject to adjustment as provided in the merger agreement, with cash paid in lieu of any fractional Heritage shares. Accordingly, any change in the market price of Heritage common stock will affect the value of the consideration you will be entitled to receive in the merger. The closing prices of Heritage common stock on March 8, 2013, the last trading day prior to the public announcement of the merger, and on May 15, 2013, the latest practicable date prior to the printing of this proxy statement/prospectus, were $14.20 and $13.92, respectively, resulting in implied values per Valley share based on the exchange ratio of $38.83 and $38.45, respectively. Valley does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders solely because of changes in the market price of Heritage common stock.

Heritage common stock could decline in value after the merger. For example, during the twelve-month period ending on May 15, 2013 (the most recent practicable date before the printing of this proxy statement/prospectus), the closing price of Heritage common stock varied from a low of $13.25 to a high of $15.50 and ended that period at $13.92. The market value of Heritage common stock fluctuates based upon a variety of factors, including general market and economic conditions, Heritage’s business and prospects and other factors, many of which are beyond Heritage’s control.

The merger consideration to be received by Valley’s shareholders is subject to a maximum and minimum value.

If the Heritage average closing price (which means the volume weighted average price of Heritage common stock for the twenty trading day period commencing on the twenty-fifth day prior to closing) is equal to or greater than $17.19 per share, then the exchange ratio will adjust and the merger consideration will be $42.90 per share of which $19.50 will be paid in cash and the exchange ratio will be adjusted by dividing $23.3973 by the Heritage average closing price. If Heritage’s average closing price is less than $11.46, and Heritage does not elect to terminate the merger agreement, then Heritage has the right to either fix the exchange ratio at 1.3611 and pay the balance of the merger consideration in cash or adjust the exchange ratio above 1.3611 provided that at least $19.50 of the merger consideration is paid in cash and in either case the total merger consideration is $35.10 per share based on the Heritage average closing price.

Valley’s shareholders will have less influence as shareholders of Heritage than as shareholders of Valley.

Valley’s shareholders currently have the right to vote in the election of the board of directors of Valley and on other matters affecting Valley. Following the merger, the shareholders of Valley as a group will own approximately 4% of Heritage. When the merger occurs, each Valley shareholder, other than those that exercise dissenters’ rights, will become a shareholder of Heritage with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Valley. Because of this, Valley’s shareholders will have less influence on the management and policies of Heritage than they now have on the management and policies of Valley.

The fairness opinion obtained by Valley from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

MWR, Valley’s financial advisor in connection with the merger, has delivered to the board of directors of Valley its opinion dated as of March 11, 2013. The opinion of MWR stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Valley common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Heritage or Valley, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of Heritage and Valley. The fairness opinion will be updated as of the date of the mailing of the proxy statement.

Valley will be subject to business uncertainties and contractual restrictions while the merger is pending.

Heritage and Valley have operated and, until the completion of the merger, will continue to operate, independently. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Valley and consequently on Heritage. These uncertainties may impair Valley’s ability to attract, retain or motivate key personnel until the merger is consummated, and could cause customers and others that deal with Valley to seek to change existing business relationships with Valley. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Heritage. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Heritage, Heritage’s business following the merger could be harmed. In addition, the merger agreement restricts Valley from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Heritage. These restrictions may prevent Valley from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” of this proxy statement/prospectus for a description of the restrictive covenants to which Valley is subject.

Heritage may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend on, among other things, Heritage’s ability to realize anticipated cost savings and to combine the businesses of Heritage and Valley in a manner that does not materially disrupt the existing customer relationships of our companies or result in decreased revenues from our customers. If Heritage is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, if at all, or may take longer to realize than expected.

It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Heritage and Valley during the transition period and on the combined company following completion of the merger.

The value of Heritage common stock after the merger may be affected by factors different from those currently affecting the values of Heritage common stock or Valley common stock.

The businesses of Heritage and Valley differ in some respects and, accordingly, the results of operations of the combined company and the market value of the combined company’s common stock may be affected by factors different from those currently affecting the independent results of operations of each of Heritage or Valley.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage others from trying to acquire Valley.

Until the completion of the merger, with some exceptions, Valley is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Heritage. In addition, Valley has agreed to pay a termination fee to Heritage in specified circumstances. These provisions could discourage other companies from trying to acquire Valley even though those other companies might be willing to offer greater value to Valley’s shareholders than Heritage has offered in the merger. The payment of the termination fee could also have an adverse effect on Valley’s financial condition. See “The Merger Agreement—Third Party Proposals” and “The Merger Agreement—Termination of the Merger Agreement.”

Valley’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Valley shareholders.

Executive officers of Valley negotiated the terms of the merger agreement with Heritage, and Valley’s board of directors unanimously approved and recommended that Valley shareholders vote to approve the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain Valley executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Valley’s shareholders generally. These interests include the following:

•	One executive officer holds Valley stock options that will be cancelled prior to the completion of the merger and he will receive a cash payment to the extent the options are then in-the-money;

•

David H. Brown, the current President and Chief Executive Officer of Valley, will receive a payment of $579,928 to terminate his Supplemental Retirement Benefit Agreement and a $240,089 severance payment to terminate his Executive Severance Agreement;

•

Joseph E. Riordan, the current Executive Vice President and Chief Financial Officer of Valley, will receive a payment of $166,214 to terminate his Supplemental Retirement Benefit Agreement and a $232,183 severance payment to terminate his Executive Severance Agreement;

•	David H. Brown, a director of Valley, will be added to the Heritage board and the Heritage Bank board; and

•

Valley’s directors and executive officers will be entitled to indemnification by Heritage with respect to claims arising from matters occurring at or prior to the effective time of the merger and to coverage under a directors’ and officers’ liability insurance policy for up to six years after the merger.

See “The Merger—Interests of Valley Executive Officers and Directors in the Merger” for information about these financial interests.

The merger is subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on Heritage.

Before the merger can be completed, various approvals or consents must be obtained from bank regulatory authorities. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. While Heritage and Valley do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Heritage following the merger, any of which might have an adverse effect on Heritage following the merger. Heritage is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose any unduly burdensome condition upon Heritage following the merger or Heritage Bank following the bank merger. See “The Merger Agreement—Conditions to Completion of the Merger.”

The merger is subject to closing conditions, including Valley shareholder approval that, if not satisfied or waived, will result in the merger not being completed, which may result in material adverse consequences to Valley’s business and operations.

The merger is subject to closing conditions, including the approval of Valley shareholders that, if not satisfied, will prevent the merger from being completed. All directors of Valley have agreed to vote their shares of Valley common stock in favor of the merger. If Valley’s shareholders do not adopt the merger agreement and the merger is not completed, the resulting failure of the merger could have a material adverse impact on Valley’s business and operations. In addition to the required approvals and consents from governmental entities and the approval of Valley shareholders, the merger is subject to other conditions beyond Heritage’s and Valley’s control that may prevent, delay or otherwise materially adversely affect its completion. Neither Heritage nor Valley can predict whether and when these other conditions will be satisfied. See “The Merger Agreement—Conditions to Completion of the Merger.”

Heritage has various provisions in its articles of incorporation that could impede a takeover of Heritage.

Provisions in Heritage’s articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay, defer or prevent a third party from acquiring Heritage, despite the possible benefit to Heritage’s shareholders. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock; supermajority voting requirements for certain business combinations with any person who owns 20% or more of our outstanding common stock; the ability to issue blank check preferred stock, advance notice requirements for nominations for election to our board of directors; a requirement that only directors may fill a vacancy in our board of directors; supermajority voting requirements to remove any of our directors. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Heritage without the approval of the Heritage board of directors, such provisions may have that effect. Such provisions may prevent former Valley shareholders who hold shares of Heritage common stock after the merger from taking part in a transaction in which such shareholders could realize a premium over the current market price of Heritage common stock. See “Comparison of Shareholder Rights.”

Risk Factors Relating to Heritage and Heritage’s Business.

Heritage is, and will continue to be, subject to the risks described in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of Heritage, Valley and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions. Statements about the expected timing, completion and effects of the merger and all other statements in this proxy statement/prospectus or in the documents incorporated by reference in this proxy statement/prospectus other than historical facts constitute forward-looking statements.

Forward-looking statements involve certain risks and uncertainties. The ability of either Heritage or Valley to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-

looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of Heritage that are incorporated into this proxy statement/prospectus by reference, as well as the following:

•

the expected cost savings, synergies and other financial benefits from the merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters might be greater than expected;

•

the requisite regulatory approvals for the merger and bank merger and/or the approval of the merger agreement by the shareholders of Valley might not be obtained or other conditions to completion of the merger set forth in the merger agreement might not be satisfied or waived;

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets, which may lead to increased losses and non-performing assets in the loan portfolio, and may result in the allowance for loan losses not being adequate to cover actual losses, and require increases to the allowance for loan losses;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, net interest margin and funding sources;

•	risks related to acquiring assets in or entering markets in which Heritage has not previously operated and may not be familiar;

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

•

results of examinations by bank regulators or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require increases to the allowance for loan losses, the write-down of assets, or a change in regulatory capital position of our banks or affect the ability of our banks to borrow funds or maintain or increase deposits, which could adversely affect liquidity and earnings;

•	legislative or regulatory changes, including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules as a result of Basel III;

•	the ability to control operating costs and expenses

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing regulations;

•	increases in premiums for deposit insurance;

•	the use of estimates in determining fair value of certain assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risk associated with the loans;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect the workforce and potential associated changes;

•	failure or security breach of computer systems on which we depend;

•	the ability to retain key members of the senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	the ability to implement an expansion strategy of pursuing acquisitions and de novo branching;

•	increased competitive pressures among financial service companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; and

•

Heritage’s ability to successfully integrate any assets, liabilities, customers, systems, and management personnel it may in the future acquire into its operations and its ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

Because these forward-looking statements are subject to assumptions and uncertainties, Heritage’s and Valley’s actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Heritage or Valley or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Heritage and Valley undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HERITAGE

AND COMPARATIVE UNAUDITED PER SHARE DATA

Selected Historical Financial Information of Heritage

The following selected financial information is intended to help you in understanding certain financial aspects of the merger. The tables on the following pages present selected historical financial data for Heritage. The annual historical information for Heritage is derived from its audited consolidated financial statements as of and for each of the years ended December 31, 2008 through 2012. The information is only a summary and should be read with Heritage’s historical consolidated financial statements and related notes. Heritage’s audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are contained in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC. The consolidated financial information as of and for the quarter ended March 31, 2013 and 2012 is derived from Heritage’s unaudited consolidated financial statements which are included in Heritage’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013 and 2012 incorporated by reference into this proxy statement and which, in Heritage’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Heritage’s financial position and results of operations for such periods. See “Where You Can Find More Information” on page 58.

The historical results set forth below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Heritage.

	Quarter Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)
Operations Data:
Interest income	$17,484	$17,989	$69,109	$74,120	$59,522	$53,341	$56,948
Interest expense	946	1,295	4,534	6,582	8,511	11,645	18,606
Net interest income	16,538	16,694	64,575	67,538	51,011	41,696	38,342
Provision for loan losses	858	(109)	2,016	14,430	11,990	19,390	7,420
Noninterest income	2,282	1,908	7,272	5,746	18,779	5,988	6,358
Noninterest expense	13,719	12,598	50,392	49,703	38,011	28,216	27,953
Income tax expense (benefit)	1,358	1,943	6,178	2,633	6,435	(503)	2,976
Net income	2,885	4,170	13,261	6,518	13,354	581	6,351
Net income (loss) applicable to common shareholders	2,885	4,170	13,261	6,518	11,668	(739)	6,208
Earnings (loss) per common share(1)
Basic	0.19	0.27	0.87	0.42	1.05	(0.10)	0.93
Diluted	0.19	0.27	0.87	0.42	1.04	(0.10)	0.93
Dividend payout ratio to common shareholders(2)	42.1%	22.2%	92.0%	90.5%	—	(100.0)%	60.2%
Performance Ratios:
Net interest spread (annualized)(3)	5.07%	5.20%	5.03%	5.23%	4.56%	4.25%	4.11%
Net interest margin (annualized)(4)	5.19%	5.35%	5.17%	5.41%	4.78%	4.57%	4.59%
Efficiency ratio(5)	72.90%	67.72%	70.14%	67.82%	54.46%	59.17%	62.53%
Return on average assets (annualized)	0.83%	1.24%	0.98%	0.48%	1.16%	0.06%	0.71%
Return on average common equity (annualized)	5.83%	8.19%	6.52%	3.17%	8.15%	(0.72)%	6.98%

	March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands)
Balance Sheet Data:
Total assets	$1,447,080	$1,374,864	$1,345,540	$1,368,985	$1,367,684	$1,014,859	$946,145
Originated loans receivable, net	869,199	814,783	855,360	815,607	719,957	746,083	793,303
Purchased covered loans receivable, net	81,375	100,498	83,978	105,394	128,715	—	—
Purchased noncovered loans receivable, net	104,916	75,606	59,006	83,479	131,049	—	—
Loans receivable, net	1,055,490	990,887	998,344	1,004,480	979,721	746,083	793,303
Loans held for sale	729	1,118	1,676	1,828	764	825	304
FDIC indemnification asset	5,353	8,921	7,100	10,350	16,071	—	—
Deposits	1,225,112	1,139,537	1,117,971	1,136,044	1,136,276	840,128	824,480
Securities sold under agreement to repurchase	12,029	20,786	16,021	23,091	19,027	10,440	—
Stockholders’ equity	200,508	205,662	198,938	202,520	202,279	158,498	113,147
Book value per common share	13.24	13.29	13.16	13.10	12.99	12.21	13.40
Equity to assets ratio	13.9%	15.0%	14.8%	14.8%	14.8%	15.6%	12.0%

Capital Ratios:
Total risk-based capital ratio	19.1%	21.2%	19.9%	20.3%	21.5%	20.7%	13.7%
Tier 1 risk-based capital ratio	17.8%	19.9%	18.7%	19.0%	20.2%	19.4%	12.5%
Leverage ratio	13.3%	14.1%	13.6%	13.8%	13.9%	14.6%	11.0%

Asset Quality Ratios:
Nonperforming originated loans to total originated loans(6)	1.34%	1.88%	1.28%	2.57%	3.14%	4.21%	0.42%
Allowance for loan losses on originated loans to total originated loans	2.02%	2.69%	2.19%	2.66%	2.97%	3.38%	1.91%
Allowance for loan losses on originated loans to nonperforming originated loans(6)	151.00%	143.11%	170.44%	103.52%	94.73%	79.34%	454.02%
Nonperforming originated assets to total originated assets(6)	1.33%	1.95%	1.39%	2.14%	2.38%	3.32%	0.57%

Other Data:
Number of banking offices	34	33	33	33	31	20	20
Number of full-time equivalent employees	349	353	363	354	321	222	217

(1)	Effective January 1, 2009, Heritage adopted FASB ASC 03-6-1. Earnings per share data for the prior periods have been revised to reflect the retrospective adoption of the FASB ASC.
(2)	Dividend payout ratio is declared dividends per common share divided by basic earnings (loss) per common share.
(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of net interest bearing liabilities.
(4)	Net interest margin is net interest income divided by average interest earning assets.
(5)	The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income.
(6)	Nonperforming originated loan balances exclude portions guaranteed by governmental agencies of $1.8 million, $2.4 million, $1.2 million, $1.8 million, $3.2 million and $2.3 million as of March 31, 2013, March 31, 2012, December 31, 2012, 2011, 2010 and 2009, respectively. There were no governmental guarantees on nonperforming originated loans as of December 31, 2008.

Comparative Unaudited Pro Forma Per Share Data

The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Heritage and Valley on a historical basis, for Heritage on a pro forma combined basis and on a pro forma combined basis for Valley equivalent shares. The Pro Forma Valley Equivalent Shares data shows the effect of the merger from the perspective of an owner of Valley common stock. The pro forma combined and pro forma per equivalent shares information give effect to the merger as if the merger had been effective on the dates presented in the case of the book value per common share data, and as if the merger had been effective as of January 1, 2012, in the case of the cash dividends paid per common share and earnings (loss) per common share data. The pro forma data combine the historical results of Valley into Heritage’s consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on January 1, 2012.

The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had Heritage and Valley been combined as of the dates and for the periods shown.

	Heritage Historical	Valley Historical	Pro Forma Combined Amounts for Heritage	Pro Forma Valley Equivalent Shares(1)
Book value per common share:(2)
December 31, 2012	$13.16	$26.72	$13.27	$36.11
March 31, 2013	$13.24	$27.03	$13.34	$36.30
Cash dividends paid per common share:
Year ended December 31, 2012(3)	$0.80	$2.00	$0.87	$2.36
Three months ended March 31, 2013	$0.08	$—	$0.07	$0.20
Basic and diluted earnings per common share:
Year ended December 31, 2012(4)	$0.87	$1.60	$0.90	$2.45
Three months ended March 31, 2013	$0.19	$0.42	$0.20	$0.55

(1)	Calculated by multiplying the Pro Forma Combined Amounts for Heritage by 2.72.
(2)	Calculated by dividing the total pro forma combined Heritage and Valley equity by total pro forma combined common shares outstanding at the end of the period.
(3)	Represents the historical cash dividends per share paid by Heritage and Valley for the period. Also includes a special dividend of $1.00 per share that Valley paid in December 2012 in addition to the regular $1.00 per share dividend.
(4)	Pro forma earnings per common share are based on pro forma combined net income and pro forma combined weighted average shares outstanding during the period.

STOCK PRICE AND DIVIDEND INFORMATION

Heritage. Heritage common stock is traded on the NASDAQ Global Select Market under the symbol “HFWA.” Valley common stock is not listed or traded on any established securities exchange or quotation system. The following table sets forth the reported high and low sales prices of shares of Heritage common stock, and the quarterly cash dividends per share of Heritage common stock declared, in each case for the periods indicated. The high and low sales prices are based on intraday sales for the periods reported.

	Heritage Common Stock
	High	Low	Dividends
2013
Second Quarter (through May 15, 2013)	$14.45	$13.25	$0.08
First Quarter	14.56	14.25	0.08
2012
Fourth Quarter	15.23	13.50	0.38	(1)
Third Quarter	15.57	13.44	0.08
Second Quarter	14.65	12.37	0.28	(1)
First Quarter	14.56	12.25	0.06
2011
Fourth Quarter	13.57	10.24	0.30	(1)
Third Quarter	13.15	10.20	0.05
Second Quarter	14.86	12.53	0.03
First Quarter	15.12	13.50	—

(1)	Special Dividends were paid as follows: $0.30 Fourth Quarter 2012, $0.20 Second Quarter 2012 and $0.25 Fourth Quarter 2011.

The holders of Heritage common stock receive dividends if and when declared by the Heritage board of directors out of legally available funds. The declaration and payment of dividends depends upon business conditions, operating results, capital and reserve requirements, regulatory limitations and consideration by the Heritage board of directors of other relevant factors.

As a bank holding company, Heritage’s ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under Washington law, Heritage is prohibited from paying a dividend if, after making such dividend payment, Heritage would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event it were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made would exceed its total assets.

The primary source for dividends paid to Heritage shareholders is dividends paid to it from Heritage Bank. There are regulatory restrictions on the ability of Heritage Bank to pay dividends. Under federal regulations, the dollar amount of dividends Heritage Bank may pay depends upon its capital position and recent net income. Generally, if Heritage Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations.

As of May 15, 2013, the 15,149,730 outstanding shares of Heritage common stock were owned by approximately 1,093 record owners.

Valley. Valley common stock is not listed or traded on any established securities exchange or quotation system. Valley paid a cash dividend of $2.00 per share in the year ended December 31, 2012. This consisted of a $1.00 per share regular cash dividend and a $1.00 per share special cash dividend. Valley paid a regular cash dividend of $1.00 per share in the year ended December 31, 2011. The holders of Valley common stock receive dividends if and when declared by the Valley board of directors out of legally available funds. The merger agreement precludes Valley from making any additional dividend payments to shareholders.

As of March 31, 2013, the outstanding shares of Valley common stock were owned by approximately 333 record owners.

INFORMATION ABOUT THE SPECIAL MEETING OF VALLEY SHAREHOLDERS

This section contains information about the special meeting that Valley has called to allow its shareholders to vote on the approval of the merger agreement. The Valley board of directors is mailing this proxy statement/prospectus to you, as a Valley shareholder, on or about May 23, 2013. Together with this proxy statement/prospectus, the Valley board is also sending to you a notice of the special meeting of Valley shareholders and a form of proxy that the Valley board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Time, Date, and Place

The special meeting is scheduled to be held on June 27, 2013 at 10:30 a.m., local time, at the Georgian Room of the Best Western Park Plaza Hotel, 620 South Hill Park Drive, Puyallup, Washington.

Matters to be Considered at the Meeting

At the special meeting, Valley shareholders will be asked to consider and vote upon:

•	a proposal to approve the merger agreement;

•

any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	any other matters properly brought before the special meeting or any adjournment or postponement of the special meeting.

At this time, the Valley board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have completed, signed and submitted your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and we encourage you to read it carefully in its entirety.

Recommendation of the Valley Board of Directors

The Valley board of directors unanimously recommends that Valley shareholders vote “FOR” approval of the merger agreement and ‘FOR” approval of any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement. See “The Merger–Valley’s Reasons for the Merger; Recommendation of Valley’s Board of Directors” for a more detailed discussion of the Valley board of directors’ recommendation.

Record Date and Quorum

May 15, 2013 has been fixed as the record date for the determination of the Valley shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 1,126,613 shares of Valley common stock outstanding and entitled to vote at the special meeting, held by 340 holders of record.

A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Valley common stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Valley common stock represented at the special meeting but not voted, including shares that a shareholder abstains from voting and shares held in “street name” with a bank, broker or other nominee for which a shareholder does not provide voting instructions, will be counted for purposes of establishing a quorum. Once a share of common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

Required Vote

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Valley common stock entitled to be cast at the special meeting is necessary to approve the merger agreement. With respect to the proposal to approve the merger agreement, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you vote to abstain or if you fail to vote, this will have the same effect as voting against approval of the merger agreement.

A proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of Valley common stock represented in person or by proxy at the special meeting. Abstentions on this proposal will have the same effect as voting against the proposal. A failure to vote on this proposal will have no effect on the outcome of the vote on this proposal.

Each share of Valley common stock you own as of the record date for the special meeting entitles you to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote—Shareholders of Record

Voting in Person. If you are a shareholder of record, you can vote in person by submitting a ballot at the special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

Voting by Proxy. Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. If you sign and return your proxy without instruction on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement and “FOR” approval of any proposal to adjourn or postpone the special meeting, if necessary. Please do not send in your Valley stock certificates with your proxy card. If the merger is completed, you will receive a separate letter of transmittal and instructions on how to surrender your Valley stock certificates for the merger consideration.

How to Vote—Shares Held in “Street Name”

If your shares of Valley common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of such shares held in “street name.” In such case, this proxy statement/

prospectus has been forwarded to you by your bank, broker or other nominee, who is considered, with respect to such shares, the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent, or will send, to you. Without specific instructions from you, your bank, broker or other nominee is not empowered to vote your shares on the proposal to approve the merger agreement or any proposal of the Valley board of directors to adjourn or postpone the special meeting, if necessary. Not voting these shares will have the effect of voting against these proposals. Alternatively, if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a proxy executed in your favor by your bank, broker or other nominee.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, you can revoke your proxy by:

•	submitting another valid proxy bearing a later date;

•	attending the special meeting and voting your shares in person; or

•	delivering prior to the special meeting a written notice of revocation to Valley’s corporate secretary.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.

Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers

A total of 124,733 shares of Valley common stock, representing approximately 11.07% of the outstanding shares of Valley common stock entitled to vote at the special meeting, are subject to voting agreements between Heritage and certain of Valley’s directors and executive officers (Kim A. Anardi, Ronald E. Claudon, William E. Fitchitt, David C. Hammermaster, David K. Hamry, Steven M. Harris, Roger L. Knutson, Thomas M. Pasquier, Charles E. Poe, David H. Brown and Joseph E. Riordan). The persons who entered into voting agreements have agreed to vote all shares over which they have voting power for approval of the merger agreement and to use their reasonable efforts to cause to be voted for approval of the merger agreement all shares over which their immediate family members have voting power. The 124,733 shares referred to above as being subject to voting agreements include shares as to which the persons who are parties to the voting agreements have direct voting power as well as shares as to which such persons are obligated to use their reasonable efforts to cause to be voted for approval of the merger agreement. Each person who entered into a voting agreement has further agreed not to sell or otherwise transfer any shares of Valley common stock until after the special meeting, other than a transfer to a charitable organization or to a lineal descendent or spouse (or to a trust or other entity established for the benefit of a lineal descendent or spouse), provided that the transferee agrees in writing to be bound by the voting agreement. The voting agreement does not impose any obligation to take any action or omit to take any action in the signing party’s capacity as a member of the board or as an officer of Valley, and is entered into solely in such person’s capacity as a Valley shareholder.

As of the record date, Valley’s directors and executive officers and their affiliates beneficially owned and were entitled to vote, in the aggregate, a total of 124,733 shares of Valley common stock (excluding shares issuable upon the exercise of outstanding options), representing approximately 11.07% of the outstanding shares of Valley common stock entitled to vote at the special meeting. For more information about the beneficial ownership of Valley common stock by each greater than 5% beneficial owner of Valley common stock, each director and executive officer of Valley and all Valley directors and executive officers as a group, see “The Companies—Valley–Security Ownership of Certain Beneficial Owners and Management.”

Solicitation of Proxies

The proxy for the special meeting is being solicited on behalf of the board of directors of Valley. Valley will bear the entire cost of soliciting proxies from you. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Valley in person or by telephone, facsimile or other means of electronic communication. Directors, officers, and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Attending the Meeting

All holders of Valley common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are cordially invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record and would like to vote in person at the special meeting, you must present at the meeting a proxy executed in your favor by the record holder of your shares. In addition, you must bring a form of personal photo identification with you in order to be admitted at the special meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Valley’s express written consent.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to approve the merger agreement or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please call David H. Brown at (253) 848-2316.

THE MERGER

Background of the Merger

In December 2010, David Brown, President and Chief Executive Officer of Valley, met with McAdams Wright Ragen, Inc. (“MWR”), an investment banking firm, to discuss strategic alternatives for Valley. Prior to that time, management and the Board of Valley had explored strategic opportunities in Valley’s market and surrounding area. Valley had been unable to find any attractive targets with a credit portfolio that met Valley’s criteria. Valley was on the FDIC list as a possible acquirer of a troubled bank, but the only options were to acquire banks with serious credit issues. In each case, management and the Board felt the risks outweighed the opportunities.

On November 23, 2011, Mr. Brown asked MWR to meet with the Board of Directors to further discuss various strategic alternatives. Valley’s profit margins were declining due to the lower interest rate environment and increased regulation, and, after discussion with MWR, the Board felt the alternatives were to (1) remain independent, reduce overhead and wait for the economy to improve, or (2) look for a strategic merger partner. In August 2012, MWR met a second time with the Valley Board of Directors and presented seven (7) possible strategic acquirers for Valley. Mr. Brown noted that he and Brian Vance, the Chief Executive Officer of Heritage, had had periodic conversations off and on regarding the possible merger of the two companies. Mr. Brown expressed his feeling that Heritage and Valley had similar credit cultures and would be a good strategic fit. The Board of Valley agreed that Mr. Brown should inquire with Mr. Vance whether Heritage would be interested in a merger. The Board preferred this approach to contacting a number of possible acquirers because of the strong strategic fit.

In early November 2012, Mr. Brown received an oral offer of $36.00 per share from Heritage. The offer was immediately conveyed to the Board. Heritage had indicated they would consider a higher offer if they first had an opportunity to perform an on-site financial and asset due diligence review. The Board felt the offer was inadequate and suggested Mr. Brown and Joseph Riordan, Executive Vice President and Chief Financial Officer of Valley Bank, meet with MWR regarding whether to permit the on-site due diligence. After meeting with MWR, it was agreed to permit Heritage to perform on-site financial and asset quality due diligence over a weekend.

On December 8, 2012, Heritage brought in a team lead by Mr.Vance to Valley’s main office to perform financial and asset quality due diligence. Mr. Vance met with Mr. Brown and Mr. Riordan to learn more about Valley’s operations and procedures.

On December 10, 2012, Valley retained MWR to begin to build a “Confidential Sale Memorandum” to explain the unique aspects of Valley. On December 14, 2012, Mr. Vance and Mr. Jeffrey Deuel, Executive Vice President and Chief Operating Officer of Heritage, met at MWR’s Seattle office with a representative of MWR and Mr. Brown and Mr. Riordan to discuss possible next steps. MWR shared the Confidential Sale Memorandum with Heritage at this time but did not share it with other potential acquirers upon counsel of the Valley management team and the Valley Board.

On December 28, 2012, after completing its due diligence, Heritage presented Valley with a written proposal to acquire all of the outstanding shares of common stock of Valley for $36.50 per share, the consideration to be 50% cash and 50% common stock of Heritage. On January 8, 2013, an MWR representative, Mr. Brown and Mr. Riordan met with Mr. Vance and Mr. Deuel and Don Hinson, Executive Vice President and Chief Financial Officer of Heritage, to ask questions and perform a limited financial due diligence of Heritage. On January 10, 2013, the Valley Board met and decided to respond to Heritage’s offer stating that the Heritage proposal was still insufficient, and if not increased, the Board would discontinue negotiations or seek other offers. At this meeting, MWR presented analysis of the earnings per share accretion mathematics for Heritage and four other potential acquirers. MWR discussed whether it was prudent to do a market check of what other potential acquirers might pay to acquire Valley. The Board elected to wait until further response was received from Heritage.

On January 22, 2013, Heritage presented Valley with a written proposal of $38.00 per share, again 50% cash and 50% common stock of Heritage. The Valley Board met on January 23, 2013 to consider the $38.00 per share offer. At this meeting, MWR presented the Board with analysis of the structures of a fixed exchange ratio and a fixed purchase price. The Board felt a fixed exchange ratio was more advantageous to Valley shareholders. The Board decided to respond with a $39.00 per share counteroffer, 50% cash and 50% common stock, with the stock component determined on a fixed exchange ratio basis. To encourage Heritage to increase its offer to $39.00, it was stated that if the Valley counteroffer was accepted by Heritage, it would be accepted by the Valley Board. MWR opined that a $39.00 offer would be fair to the shareholders of Valley.

On January 28, 2013, Heritage responded with a term sheet at a price of $39.00 per share, 50% cash and 50% common stock at a fixed exchange ratio. The Valley Board accepted the offer on January 29, 2013. After informing Heritage of the acceptance of the Valley Board, Heritage stated that it would begin constructing the merger agreement with its outside counsel and would conduct further due diligence with the assistance of the Valley management team. Legal negotiations ensued and continued until March 11, 2013. The specific formula for the exchange ratio between Valley and Heritage common stock, the upper and lower bounds of the collar, and other features of the merger were determined by negotiation during this time period.

Keller Rohrback distributed the draft merger agreement and other agreements with Valley’s management team and MWR on March 7, 2013; the Valley Board received the merger agreement and other agreements shortly thereafter. On March 11, 2013, the Valley Board met again to review the merger agreement with Keller Rohrback and MWR. The Valley Board also received an oral fairness opinion from MWR which was subsequently confirmed in writing and discussed further questions or issues. The board of directors then voted unanimously to approve the merger.

On March 11, 2013, the board of directors of Heritage met to consider the merger agreement with Breyer & Associates PC and Keefe, Bruyette and Woods, Inc. Following the Heritage board of directors meeting, the parties jointly issued a press release announcing the merger on March 12, 2013.

Valley’s Reasons for the Merger; Recommendation of Valley’s Board of Directors

The Valley Board believes the merger is in the best interests of Valley and the Valley shareholders. The Valley Board unanimously recommends that Valley shareholders vote for the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.

In reaching its determination to adopt the merger agreement, the Valley Board consulted with Valley’s management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that the Valley Board believes favor the merger:

•

the Valley Board’s assessment, based in part on presentations by MWR, Valley’s financial advisor, and its management and the results of the due diligence investigation of Heritage conducted by Valley’s management and financial and legal advisors, of the business, operations, capital level, asset quality, financial condition and earnings of Heritage on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings;

•	the Valley Board’s knowledge of Heritage’s business, operations, financial condition, earnings, asset quality and prospects;

•	the financial and growth prospects for Valley and its shareholders of a business combination with Heritage as compared to continuing to operate as a stand-alone entity;

•

the information presented by MWR to the Valley Board with respect to the merger and the opinion of MWR that, as of the date of that opinion, the merger consideration was fair to the holders of Valley common stock from a financial point of view (see “—Opinion of Valley’s Financial Advisor” on page 28);

•	the benefits to Valley and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•

the Valley Board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of Valley and Heritage possess complementary skills and expertise;

•

the current and prospective economic and competitive environment facing the financial services industry generally, and Valley in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Valley;

•

the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments which significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Valley, including its borrowers, customers, depositors, employees, suppliers and communities;

•	the employee and severance benefits to be provided to Valley employees and career opportunities in a larger organization;

•	the fact that Heritage has existing resources to fund the cash portion of the merger consideration; and

•	the Valley Board’s assessment, with the assistance of counsel, concerning the likelihood that Heritage would obtain all regulatory approvals required for the merger.

In the course of its deliberations regarding the merger, the Valley Board also considered the following information that the Valley Board determined did not outweigh the benefits to Valley and its shareholders expected to be generated by the merger:

•	the federal income tax consequences to Valley shareholders who receive cash in exchange for their shares of Valley common stock in the merger;

•

that the directors and officers of Valley have interests in the merger in addition to their interests generally as Valley shareholders (see “—Interests of Valley Executive Officers and Directors in the Merger” on page 37); and

•	the effect of the termination fee in favor of Heritage and recognizing that the termination fee was a condition to Heritage entering into the merger agreement.

The foregoing discussion of the information considered by the Valley Board is not intended to be exhaustive but includes all of the material factors considered by the Valley Board. In the course of its deliberations with respect to the merger, the Valley Board discussed the anticipated impact of the merger on Valley, its shareholders, and its various other constituencies, and determined that the benefits to Valley and its constituencies expected to result from the merger would likely outweigh any disadvantages identified during the Board’s deliberations. In reaching its determination to approve and recommend the merger, the Valley Board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

For the reasons set forth above, the Valley board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Valley’s shareholders, and approved the merger agreement. The Valley board of directors unanimously recommends that the Valley shareholders vote “FOR” the approval of the merger agreement.

Heritage’s Reasons for the Merger

In reaching its decision to approve the merger agreement, the Heritage board of directors consulted with Heritage’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•

its knowledge of Heritage’s business, operations, financial condition, earnings and prospects and of Valley’s business, operations, financial condition, earnings and prospects, taking into account the results of Heritage’s due diligence review of Valley;

•	its belief that Valley’s business banking model and commercial and industrial lending platform will enable Heritage to expand significantly its commercial lending operations;

•	Valley’s deposit mix, 24.4% of which was comprised of non-interest bearing deposits at December 31, 2012, compared with 22.1% for Heritage at the same date;

•	the fact that Valley would enable Heritage to expand its presence through nine additional bank offices in the south King County and eastern Pierce County regions of Washington State;

•	the fact that a director of Valley will serve as a director of Heritage upon completion of the merger;

•	the anticipated ability to retain other key management personnel of Valley;

•	the fact that Valley shareholders would own approximately 9.2% of the outstanding shares of the combined company immediately following the merger;

•

the financial and other terms and conditions of the merger agreement, including the right of Heritage to terminate the merger agreement if the Heritage average closing price is less than $11.46, provisions designed to limit the ability of the Valley board of directors to entertain third party acquisition proposals and provisions providing for payment by Valley to Heritage of a termination fee if the merger agreement is terminated under certain circumstances;

•

the financial analyses presented by Keefe Bruyette & Woods, or KBW, Heritage’s financial advisor, and the opinion dated as of March 11, 2013 delivered to the Heritage board of directors by KBW, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the aggregate merger consideration was fair, from a financial point of view, to Heritage; and

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions.

The foregoing discussion of the factors considered by the Heritage board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Heritage board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Heritage board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Heritage board of directors considered all these factors as a whole, including discussions with, and questioning of, Heritage management and Heritage’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Opinion of Valley’s Financial Advisor

MWR has delivered a written opinion to the Valley Board to the effect that, as of the date of this proxy statement, the consideration to be received by Valley common shareholders pursuant to the terms of the merger agreement is fair to the Valley shareholders from a financial point of view. Through negotiations, Heritage and Valley determined the purchase price of $39.00 for each share of Valley common stock. Based on the number of common shares and options outstanding for Valley as of January 31, 2013 and the 30-day average closing price of Heritage stock for the period of January 23, 2013 through March 3, 2013, the total purchase price is $44,169,632 or $39.00 per common share.

The MWR Opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any Valley shareholder as to how such shareholder should vote at the special meeting.

Valley retained MWR as its exclusive financial advisor on pursuant to an engagement letter dated December 9, 2012 in connection with the merger. MWR is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Valley Board selected MWR to act as Valley’s exclusive financial advisor based on MWR’s experience in mergers and acquisitions and in securities valuation generally.

On March 11, 2013, MWR issued its opinion to the Valley Board that, in its opinion as investment bankers, the terms of the merger as provided in the merger agreement are fair, from a financial view point, to Valley and its shareholders. The full text of the MWR Opinion Letter, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Appendix B. The summary of the MWR Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. VALLEY SHAREHOLDERS ARE URGED TO READ THE ENTIRE MWR OPINION LETTER.

In rendering its opinion to Valley, MWR reviewed, among other things, historical financial data of Heritage, including certain internal financial data and assumptions of Heritage prepared for financial planning and budgeting purposes furnished by the management of Heritage and, to the extent publicly available, the financial terms of certain change of control transactions involving community banks throughout the United States. MWR discussed with the management of Heritage the financial condition, current operating results, and business outlook for Heritage. MWR also reviewed certain publicly available information concerning Valley and certain financial and securities data of Valley. MWR discussed with Valley’s management the financial condition, the current operating results, and business outlook for Valley. In rendering its opinion, MWR relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Valley nor was it furnished any such appraisals. Valley did not impose any limitations on the scope of the MWR investigation in arriving at its opinion.

MWR analyzed the consideration on a fair market value basis using standard evaluation techniques (as discussed below) including the market approach (or comparable merger multiples), the income approach (or net present value analysis), and the cost approach (or net asset value analysis) based on certain assumptions of projected growth of earnings and dividends and a range of discount rates from 13% to 15%.

The Cost Approach is the net asset value or the net equity of a bank, including adjustments for every kind of property on the balance sheet that can be valued. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best evaluation approach when valuing a going concern because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data); it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among Valley’s assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by MWR to the net asset value approach to valuation.

Market Value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the median price to stockholders equity, price to earnings, and price to total assets. The market value in connection with the evaluation of control of a bank is determined by previous sales of community banks in the United States. In valuing a business enterprise, when sufficient comparable transaction data is available, the market value approach deserves greater weighting than the net asset value approach and similar weight as the investment value approach as discussed below.

MWR maintains a comprehensive database concerning prices paid for banking institutions in the United States. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of Valley, MWR has considered the market approach and has evaluated price to stockholders’ equity, price to earnings multiples and the price to total assets percentage for three samples; sample one is forty-one Western U.S. whole bank transactions occurring in 2011-2013. Sample two is eight Western U.S. whole bank transactions, with seller banks’ non-performing assets to total assets less than one and one-quarter percent, occurring in 2011-2013. Sample three is forty-two U.S. whole bank transactions, with seller banks’ non-performing assets to total assets less than one and one-quarter percent, occurring in 2011-2013.

Comparable Sales Multiples. MWR calculated the estimated purchase price per share for these three samples for each purchase price ratio using the appropriate Valley financial data for the period ended January 31, 2013. This approach enables direct comparisons between the proposed Heritage-Valley transaction and the results of the three samples. The $39.00 price per share for the proposed Heritage-Valley transaction is compared to these estimated purchase prices per share for the three samples. The results are shown below:

Sample One-41 Transactions		Sample Two-8 Transactions
Financial Ratio	Price per share	Financial Ratio	Price per share
Price to Book Value	$26.77	Price to Book Value	$34.21
Price to Earnings	$39.35	Price to Earnings	$39.35
Price to Total Assets	$21.98	Price to Total Assets	$24.86

Sample Three-42 Transactions
Financial Ratio	Price per share
Price to Book Value	$35.30
Price to Earnings	$33.26
Price to Total Assets	$29.63

The results for sample one reflect data on all Western U.S. bank and thrift transactions from January 1, 2011 through January 31, 2013 year to date. There was no size limit on the transactions; the data were collected from FactSet. The proposed purchase price of $39.00 is above sample one’s price to book value and price to total assets ratios, but below the price to earnings ratio. Perhaps, a better comparison is sample two with bank mergers involving selling banks with non-performing assets to total asset ratios less than one and one-quarter percent. MWR believes that this is a better comparison because the sample of eight merger transactions involved banks with asset quality similar to Valley’s asset quality. Similar to sample one, the proposed $39.00 purchase price per share compares favorably with the price to book value and price to total asset ratios, but unfavorably with the price to earnings ratio. The results for sample three, which is a 42 transaction sample for bank mergers occurring in January 1, 2011 through January 31, 2013 with the selling banks having non-performing assets to total asset ratios below 1.25%, shows that the proposed purchase price of $39.00 per share was above those calculated for the price to the book value, price to total assets, and price to earnings ratios. These results provide an indication of fairness.

The Income Approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.

Net Present Value Analysis. The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earnings stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years, using Valley’s estimates of future growth and an appropriate capitalization or discount rate. MWR’s calculations were based on an analysis of the banking industry, Valley’s earnings estimates for 2013-2017, historical levels of growth and earnings, and the competitive situation in the market area of Valley. Using discount rates of 13% and 15%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “Net Present Value of Future Earnings” provided a range of $23.44 to $27.66 per share. The proposed purchase price of $39.00 exceeds this range, providing another indicator of fairness.

Relative Contribution Analysis involves certain historical and estimated financial information for Valley and Heritage and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company.

Percentage of Combined	Heritage	Valley
Trailing 12 Months Net Income	88.0%	12.0%
Total Assets at 12-31-12	84.7%	15.3%
Total Deposits at 12-31-12	84.1%	15.9%
Stockholders’ Equity at 12-31-12	86.9%	13.1%

The proposed transaction has Valley shareholders receiving 17.1% of Heritage’s market capitalization based on the Heritage stock price at January 31, 2013. The percentage of stockholders’ equity of 13.1% compares favorably with 17.1%. Using the 13.1% result to calculate a price per share value for Valley, the value is $30.05 per share, a price that is lower than the $39.00 per share that Heritage is offering Valley shareholders.

Earnings Per Share Accretion Analysis is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2014 calculations for Valley and Heritage, estimates of the revenue enhancement and cost reductions that can reasonably attained, information all provided by the management of Valley and Heritage, the comparison of stand-alone earnings per share and adjusted earnings per share shows that the adjusted earnings per share is $0.117 (or 13.01%) higher than the expected earnings per share depending upon the assumptions made. In contrast with the Columbia Banking System, Inc.–West Coast Bancorp merger which was announced in September 2012, the proposed Heritage-Valley merger EPS accretion of 13.01% compares favorably to the 2013E and 2014E accretion estimates of 20% and 33%, respectively. In other words, this other transaction has greater accretion estimates than the Heritage-Valley merger because either (1) the acquiring bank can increase earnings from the merger more rapidly than Heritage can with Valley and/or (2) the acquiring bank will pay a lower level of new shares of its common stock in the transaction than Heritage will pay with Valley.

When the cost, market value, and income approaches are subjectively weighed, using the appraiser’s experience and judgment, it is MWR’s opinion that the proposed transaction is fair, from a financial point of view to the Valley shareholders.

Pursuant to the terms of the engagement letter, Valley has agreed to pay MWR a fee of $30,000 for rendering this fairness opinion and a completion fee for the successful completion of the Merger. In addition, Valley has agreed to reimburse MWR for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify MWR against certain liabilities.

Material U.S. Federal Income Tax Consequences of the Merger

Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Silver, Freedman & Taff, L.L.P. as to the material U.S. federal income tax consequences of the merger to holders of Valley common stock. This discussion is based on currently existing provisions of the Internal

Revenue Code of 1986, as amended, or the Code, existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger.

This discussion applies only to “U.S. holders” (as defined below) of Valley common stock who hold their shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the discussion does not address all aspects of federal income taxation that may be relevant to Valley shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	foreign persons or U.S. persons whose “functional currency” (as defined in the Code) is not the U.S. dollar;

•	financial institutions, mutual funds or insurance companies;

•	dealers in securities or foreign currencies or traders in securities who elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations;

•	S corporations, partnerships or other pass-through entities;

•	Valley shareholders whose shares are qualified small business stock for purposes of Section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code;

•	Valley shareholders who received their Valley common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	Valley shareholders who hold their Valley common stock as part of a “hedge,” “straddle,” “constructive sale,” or “conversion” transaction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Valley common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States (including certain former citizens and former long-term residents), (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, or created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons as defined in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Valley common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Valley common stock should consult their own tax advisors.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. This discussion also does not address the tax consequences of any transaction other than the merger.

VALLEY SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS, AS WELL AS OF THE OWNERSHIP AND DISPOSITION OF THE SHARES OF HERITAGE COMMON STOCK RECEIVED IN THE MERGER.

It is a condition to Valley’s obligation to complete the merger that Valley receive an opinion of its counsel, Keller Rohrback L.L.P., and a copy of an opinion of Silver, Freedman & Taff, L.L.P., each to the effect that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and each dated as of the closing date of the merger. In addition, Silver, Freedman & Taff, L.L.P., has rendered an opinion, attached as Exhibit 8.1 to the Registration Statement on Form S-4 filed with the SEC of which this proxy statement/prospectus is a part, incorporating the discussion set forth in this section. In rendering its opinion filed as an exhibit to the Registration Statement, Silver, Freedman & Taff, L.L.P.relied upon, and in rendering their opinions to be delivered at the time of the completion of the merger, Silver, Freedman & Taff, L.L.P.and Keller Rohrback L.L.P. will rely upon, certain customary qualifications, assumptions and representations contained in letters and certificates from officers of Heritage and Valley. If any of the qualifications, assumptions or representations is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

None of the tax opinions given in connection with the merger or described herein will be binding on the Internal Revenue Service, or the IRS. Neither Heritage nor Valley intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each of Heritage and Valley is expected to be a “party to a reorganization” within the meaning of Section 368(b) of the Code. As a result, the following U.S. federal income tax consequences of the merger are expected to occur.

Tax Consequences of the Merger for Heritage and Valley. No gain or loss will be recognized by Heritage or Valley by reason of the merger.

Tax Consequences of the Merger for Holders of Valley Common Stock. Upon the exchange of shares of Valley common stock for a combination of Heritage common stock and cash (other than cash received in lieu of a fractional share of Heritage common stock (see discussion below under “—Cash Received in Lieu of Fractional Heritage Shares”), as described ), a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the Heritage common stock received, minus the adjusted tax basis of the Valley common stock surrendered in exchange therefor and (2) the amount of cash received by the holder. If a U.S. holder of Valley common stock acquired different blocks of Valley common stock at different times or different prices, the holder should consult its tax advisor regarding the manner in which gain should be recognized. Any recognized gain generally will be long-term capital gain if, as of the date the merger is completed, the U.S. holder’s holding period with respect to the Valley common stock surrendered exceeds one year. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The aggregate tax basis of the Heritage common stock received (including any fractional share deemed received and exchanged for cash) by a U.S. holder that exchanges its shares of Valley common stock for a combination of Heritage common stock and cash will be equal to the aggregate adjusted tax basis of the shares of Valley common stock surrendered, reduced by the amount of cash received by the holder (excluding any cash received in lieu of a fractional share of Heritage common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of a fractional share of Heritage common stock). The holding period of the Heritage common stock received (including any fractional share deemed received and exchanged for cash) will include the holding period of the Valley common stock surrendered.

Cash in Lieu of Fractional Heritage Shares. A holder of shares of Valley common stock receiving cash in lieu of a fractional share of Heritage common stock will be treated as having received a fractional Heritage share pursuant to the merger and then as having exchanged the fractional Heritage share for cash in a redemption by Heritage. Generally, this deemed redemption will be treated as a sale or exchange and the holder will recognize gain or loss equal to the difference between (i) the amount of cash received in lieu of the fractional Heritage share and (ii) the portion of the holder’s aggregate adjusted tax basis in the shares of Valley common stock surrendered allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for the Valley common stock exchanged by such holder for the fractional share is more than one year as of the date of the merger. The deductibility of capital losses may be subject to limitations.

Dissenting Shareholders. Holders of shares of Valley common stock who dissent with respect to the merger as discussed in “—Dissenters’ Rights of Valley Shareholders” and who receive cash in respect of their shares of Valley common stock will be treated as if the Heritage common stock had been received and then redeemed for cash by Heritage. A holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s aggregate tax basis in the Valley shares. Any Valley shareholder that plans to exercise dissenter’s rights in connection with the merger is urged to consult its own tax advisor to determine the relevant tax consequences.

Information Reporting and Backup Withholding. Valley shareholders may be subject to information reporting and backup withholding on any cash payments they receive in the merger (including cash in lieu of a fractional Heritage share). Any amount withheld under the backup withholding rules is not an additional tax and will be allowed as a refund or credit against a shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Valley shareholders, however, will not be subject to backup withholding, if they:

•

furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the IRS Form W-9 or the substitute Form W-9 included in the letter of transmittal they will receive from the exchange agent; or

•	are otherwise exempt from backup withholding.

Reporting Requirements. Valley shareholders will be required to retain records pertaining to the merger. Additionally, each Valley shareholder who is required to file a U.S. tax return and who is a “significant holder” will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Generally, a “significant holder” for this purpose is any Valley shareholder who, immediately before the merger, (i) owned at least 1% (by vote or value) of Valley common stock, or (ii) owned Valley securities with a tax basis of $1 million or more. Each of Valley’s shareholders will be responsible for the preparation of its own tax returns.

The foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Valley shareholder. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a Valley shareholder will depend upon the facts of such shareholder’s particular situation. Accordingly, Valley shareholders are strongly urged to consult with a tax advisor to determine the particular tax consequences of the merger.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting with Heritage treated as the acquirer. Under this method of accounting, Valley’s assets and liabilities will be recorded by Heritage at their respective fair values as of the date of completion of the merger. Financial statements of Heritage issued after the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Valley.

Regulatory Approvals

Under federal law, the merger must be approved by the Federal Reserve Board and the bank merger must be approved by the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions, Division of Banks. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

We have requested a waiver from the Board of Governors of the Federal Reserve System of its application requirements that would apply to this merger. Assuming this waiver is granted, once the FDIC and DFI approve the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the FDIC and DFI to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board.

As of the date of this proxy statement/prospectus, all of the required regulatory applications have been filed. There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain any undue burdensome condition upon Heritage following the merger or Heritage Bank following the bank merger. See “The Merger Agreement—Conditions to Completion of the Merger.”

Dissenters’ Rights of Valley Shareholders

In accordance with Chapter 23B.13 of the WBCA, Valley’s shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their Valley common stock if the merger becomes effective.

Valley shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23B.13 of the WBCA in order to perfect their rights. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Valley shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23B.13 of the WBCA, the applicable text of which is set forth in Appendix C.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to Valley, before the vote is taken by Valley shareholders, notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Valley at the following address before the vote on the merger agreement is taken:

Valley Community Bancshares, Inc.

1307 East Main Avenue

Puyallup, Washington 98372

or deliver such notice at the special meeting of shareholders prior to the vote being taken by Valley shareholders.

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for more than one beneficial shareholder, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Valley a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Valley the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver a notice of the shareholder’s intent to demand payment for the fair value of the shares to Valley prior to the vote being taken by Valley shareholders will lose the right to exercise dissenters’ rights. In addition, shares must either not be voted at the special meeting or must be voted against, or must abstain from voting on, the approval of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Valley common stock represented by proxy are to be voted will, for purposes of dissenters’ rights constitute a vote in favor of the merger agreement and, therefore, a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, Heritage, as the surviving corporation, is required, within ten days after the effective date of the merger, to deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 23B.13 of the WBCA. Such notice must, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date; and (iv) set a date by which Heritage must receive the payment demand, which date must be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deposit share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Heritage is required to pay each dissenter with properly perfected dissenters’ rights Heritage’s estimate of the fair value of the shareholder’s shares, plus accrued interest from the effective date of the merger until the payment date. With respect to a dissenter who did not beneficially own Valley shares prior to the public announcement of the merger, Heritage may elect to withhold payment. After the effective date of the merger, however, Heritage must estimate the fair value of the shares, plus accrued interest from the effective date of the merger until the date of payment, and then send an offer to the dissenting shareholder to whom Heritage withheld payment explaining how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under Section 23B.13.280 of the WBCA. Heritage must pay the estimated fair value to dissenting shareholders that agree to accept the payment of the estimated fair value in full satisfaction of their demand for payment. In all instances in which Heritage is required to pay accrued interest on the fair value of shares, the rate of interest is generally required to be the average rate Heritage currently pays on its principal bank loans or, if none, a rate that is fair and equitable. For purposes of Chapter 23B.13 of the WBCA, fair value with respect to dissenters’ shares means the value of the shares of Valley common stock immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. The procedures for dissenting shareholders are as set forth in Appendix C.

In view of the complexity of Chapter 23B.13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 23B.13 of the WBCA, shareholders of Valley who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Board of Directors and Management of Heritage Following the Merger

A director of Valley will become a director of Heritage. Biographical and other information regarding the Valley directors is contained under “The Companies—Valley.” Information regarding the executive officers and directors of Heritage is contained in documents filed by Heritage with the SEC and incorporated by reference into this proxy statement/prospectus, including Heritage’s Annual Report on Form 10-K for the year ended December 31, 2012 and its definitive 2013 annual meeting proxy statement filed with the SEC on March 19, 2013. See “Where You Can Find More Information.”

Interests of Valley Executive Officers and Directors in the Merger

In the merger, the directors and executive officers of Valley will receive the same consideration for their Valley shares as the other shareholders of Valley. In considering the recommendation of the Valley board of directors that you vote to approve the merger agreement, you should be aware that some of Valley’s executive officers and directors may have interests in the merger and may have arrangements, as described below, which may be considered to be different from, or in addition to, those of Valley’s shareholders generally. The Valley board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement. Further, pursuant to the merger agreement, each director and executive officer of Valley and Valley Bank has delivered to Heritage an executed voting agreement and each director of Valley and Valley Bank has delivered to Heritage a noncompete agreement, each in the form attached as an exhibit to the merger agreement for no additional consideration.

Stock Ownership. The current directors and officers of Valley, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total of 124,733 shares of Valley common stock, representing approximately 11.07% of the total outstanding shares of Valley common stock. Each of Valley’s directors and executive officers has executed a voting agreement, agreeing to vote his shares in favor of the merger agreement. See “Information About the Special Meeting of Valley Shareholders—Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers.”

Stock Options. One Valley executive officer holds options for the issuance of a total of 5,000 shares of Valley common stock, of which options representing 5,000 shares are not yet vested and exercisable. The consummation of the merger will result in the immediate vesting of all outstanding unvested options, including the options held by the Valley executive officer. Pursuant to the merger agreement, prior to the consummation of the merger, Valley must cause all outstanding and unexercised options to be cancelled. In the case of an option whose per-share exercise price is equal to or greater than the merger consideration per share, which we refer to as an out-of-the-money option, no payment will be made to the holder for cancellation. In the case of an option whose per-share exercise price is less than the merger consideration per share, which we refer to as an in-the-money option, Valley will make a cash payment for cancellation in an amount equal to the value of the merger consideration per share of Valley common stock less the per share exercise price of the option multiplied by the number of shares subject to the option. See “The Merger Agreement—Stock Options.”

A Valley Director will Become a Heritage Director. Following the completion of the merger, a current director of Valley will join the board of directors of Heritage. Such director will be entitled to the same compensation as is provided to the other non-employee directors of Heritage. In 2012, each non-employee director, other than the Chairman of the Board, was paid an annual cash retainer of $24,000 plus committee fees for service as a director. The Chairman of the Board received an annual cash retainer of $60,000 in lieu of the standard annual retainer and committee fees. Chairs of the Audit and Finance, Compensation and Governance and Nominating Committees are paid a quarterly cash retainer of $2,500 and the chair of the Risk Committee is paid a quarterly cash retainer of $1,250 to serve as Chairs of the respective committees. Members of the Audit and Finance, Compensation and Governance and Nominating Committees receive an additional per meeting attendance fee of $500. Members of the Risk Committee receive an additional per meeting fee of $400. Directors are provided or reimbursed for travel and lodging (including for spouse) and are reimbursed for other customary out-of-pocket expenses incurred in attending out-of-town board and committee meetings, as well as industry conferences and continuing education seminars.

Indemnification and Insurance. As described under “The Merger Agreement—Indemnification and Continuance of Director and Officer Liability Coverage,” Heritage will indemnify (and advance expenses to), for a period of six years from and after the effective time of the merger, to the fullest extent permitted by any of the Valley’s or Valley Bank’s articles of incorporation or charter, bylaws, or applicable law, the directors, officers, employees and agents of Valley and its subsidiaries with respect to claims pertaining to matters occurring at or prior to the effective time of the merger. Heritage also has agreed, for a period of six years after the effective time of the merger, to maintain at its expense directors’ and officers’ liability insurance with respect to claims arising from facts or events occurring prior to completion of the merger. This insurance must contain terms substantially equivalent to the coverage currently provided by Valley, provided that Heritage shall not be required to pay for this insurance more than an amount equal to 150% of the annual premium most recently paid by Valley. Instead of providing this insurance coverage, Heritage may, prior to the effective time of the merger, purchase directly or cause Valley to purchase at Valley’s expense a tail policy for directors’ and officers’ liability insurance on the terms described in the preceding sentence.

Termination of Supplemental Retirement Benefit Indemnification and Executive Severance Agreements. Pursuant to the merger agreement, Valley’s President and Chief Executive Officer David H. Brown and its Executive Vice President and Chief Financial Officer Joseph E. Riordon have delivered to Heritage agreements to terminate their respective Supplemental Retirement Benefit Agreements and Executive Severance Agreements. Pursuant to the termination agreements, each of these executive officers has agreed to maintain the confidentiality of certain information related to Valley and Valley Bank and not compete with Heritage or Heritage Bank for a period of two years after the later of the termination his employment with Valley or Valley Bank or Heritage or Heritage Bank (in the event the executive officer is retained as an employee of Heritage or Heritage Bank subsequent to the merger as determined by Heritage in its sole discretion). Under his agreement, the President and Chief Executive Officer will receive a payment of $579,928 to terminate his Supplemental Retirement Benefit Agreement and a $240,089 severance payment to terminate his Executive Severance Agreement. The Executive Vice President and Chief Financial Officer will receive a payment of $166,214 to terminate his Supplemental Retirement Benefit Agreement and a $232,183 severance payment to terminate his Executive Severance Agreement.

Stock Listing

It is a condition to each party’s obligation to complete the merger that the shares of Heritage common stock to be issued in the merger be authorized for listing on the NASDAQ Stock Market subject to official notice of issuance.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger.

The Merger

The boards of directors of Valley and Heritage have each unanimously approved the merger agreement, which provides for the merger of Valley into Heritage, with Heritage as the surviving corporation of the merger. Each share of Heritage common stock issued and outstanding immediately prior to the effective time of the merger will remain issued and outstanding as one share of Heritage common stock. Each share of Valley common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $19.50 in cash and 1.3611 shares of Heritage common stock, subject to adjustment, as described below. See “—Merger Consideration.” The merger agreement provides that after the effective time of the merger Heritage intends to merge Valley Bank, a wholly owned subsidiary of Valley, with and into Heritage Bank, a wholly owned subsidiary of Heritage, with Heritage Bank as the surviving institution. We refer to the merger of Heritage Bank and Valley Bank as the “bank merger.”

Effective Time and Completion of the Merger

The merger agreement provides that unless both Heritage and Valley agree to a later date, the filings necessary to make the merger effective, consisting of articles of merger to be filed with the Secretary of State of the State of Washington, will be made on or before the last day of the month (but no earlier than five business days) after all of the conditions to completion of the merger have been satisfied or waived (other than those that by their nature are to be satisfied or waived at the closing of the merger).

We currently expect that the merger will be completed in the third quarter of 2013, subject to the approval of the merger agreement by Valley shareholders, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Heritage and Valley will obtain the required approvals or complete the merger. See “—Conditions to Completion of the Merger.”

Merger Consideration

Under the terms of the merger agreement, upon completion of the merger, each share of Valley common stock that is outstanding immediately prior to the merger will be converted into the right to receive $19.50 in cash and 1.3611 shares of Heritage common stock (with cash paid in lieu of fractional share interests), subject to adjustment. We sometimes refer to this 1.3611-to-one ratio as the “exchange ratio.” If Heritage’s volume weighted average closing stock price for the twenty trading day period commencing on the twenty-fifth day prior to the closing (the “Heritage average closing price”) is between $11.46 and $17.19 per share, then the exchange ratio will be fixed at 1.3611 per share. If the Heritage average closing price is equal to or greater than $17.19 per share, then the exchange ratio will adjust and the merger consideration will be $42.90 per share of which $19.50 will be paid in cash and the exchange ratio will be adjusted by dividing $23.3973 by the Heritage average closing price. If Heritage’s average closing price is less than $11.46, and Heritage does not elect to terminate the merger agreement, then Heritage has the right to either fix the exchange ratio at 1.3611 and pay the balance of the merger consideration in cash or adjust the exchange ratio above 1.3611 provided that at least $19.50 of the merger consideration is paid in cash and in either case the total merger consideration per share is $35.10 based on the Heritage average closing price.

No fractional shares of Heritage common stock will be issued in connection with the merger. Instead, Heritage will make a cash payment to each Valley shareholder who would otherwise receive a fractional Heritage share, equal to the fractional share amount multiplied by the Heritage average closing price. A Valley shareholder also has the right to obtain the fair value of his or her Valley shares in lieu of receiving the merger consideration under the merger agreement by strictly following the procedures under the WBCA, as discussed under “The Merger—Dissenters’ Rights of Valley shareholders,” beginning on page 35.

Based on the closing price of $13.92 per share of Heritage common stock on May 15, 2013 and the exchange ratio of 1.3611, the implied value of the merger consideration per share of Valley common stock is $38.45. However, as discussed above, the value of the shares of Heritage common stock to be issued in the merger will fluctuate during the period up to and including the completion of the merger. We cannot assure you whether or when the merger will be completed, and you are advised to obtain current market prices for Heritage common stock. See “Risk Factors—Because the market price of Heritage common stock will fluctuate, you cannot be sure of the value of the merger consideration you will receive.”

If, prior to the effective time of the merger, the outstanding shares of Heritage common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the exchange ratio.

Exchange of Stock Certificates

Prior to the effective time of the merger, Heritage will appoint as the exchange agent under the merger agreement either its transfer agent, Computershare Trust Company, N.A., or an unrelated bank or trust company reasonably acceptable to Valley. As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of Valley common stock who does not exercise dissenters’ rights a letter of transmittal and instructions for the surrender of the holder’s Valley stock certificate(s) for the merger consideration and cash in lieu of any fractional Heritage share.

Valley shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

Upon surrender to the exchange agent of the certificate(s) representing his or her shares of Valley common stock, accompanied by a properly completed letter of transmittal, a Valley shareholder will be entitled to promptly receive the merger consideration and cash in lieu of any fractional Heritage share. Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration and cash in lieu of any fractional Heritage share.

No dividends or other distributions with respect to Heritage common stock after completion of the merger will be paid to the holder of any unsurrendered Valley stock certificates with respect to the Heritage shares represented by those certificates until those certificates have been properly surrendered. Subject to applicable abandoned property, escheat or similar laws, following the proper surrender of any such previously unsurrendered Valley stock certificate, the holder of the certificate will be entitled to receive, without interest, (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Heritage common stock represented by that certificate and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Heritage common stock represented by that certificate with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the shares of Heritage common stock issuable in exchange for that certificate.

Shares of Heritage common stock and cash in lieu of any fractional Heritage share may be issued or paid in a name other than the name in which the surrendered Valley stock certificate is registered if (i) the certificate surrendered is properly endorsed or otherwise in a proper form for transfer, and (ii) the person requesting the payment or issuance pays any transfer or other similar taxes due or establishes to the satisfaction of Heritage that such taxes have been paid or are not applicable.

After the effective time of the merger, there will be no transfers on the stock transfer books of Valley other than to settle transfers of shares of Valley common stock that occurred prior to the effective time. If, after the effective time of the merger, certificates for Valley common stock are presented for transfer to the exchange agent, the certificates will be cancelled and exchanged for the merger consideration and cash in lieu of any fractional Heritage shares.

Any portion of the shares of Heritage common stock to be issued in the merger and cash to be paid in lieu of fractional Heritage shares that remains unclaimed by Valley shareholders at the expiration of six months after the effective time of the merger may be paid to Heritage. In that case, former Valley shareholders who have not yet surrendered their Valley stock certificates may after that point look only to Heritage with respect to the merger consideration, any cash in lieu of any Heritage fractional shares and any unpaid dividends and distributions on the shares of Heritage common stock to which they are entitled, in each case, without interest. None of Heritage, the exchange agent or any other person will be liable to any former Valley shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any Valley stock certificate is lost, stolen or destroyed, in order to receive the merger consideration and any cash in lieu of any fractional Heritage share, the holder of that certificate must provide an affidavit of that fact and, if reasonably required by Heritage or the exchange agent, post a bond in such amount as Heritage determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.

Stock Options

The merger agreement requires Valley to cause all outstanding and unexercised options to purchase shares of Valley common stock to be canceled prior to the effective time of the merger. In the case of out-of-the-money options, no payment will be made to the option holder for cancelation and in the case of in-the-money options, Valley must pay the option holder a cash amount equal to value of the merger consideration per share less the per share exercise price of the option multiplied by the number of shares underlying the option. Heritage will not assume any outstanding Valley stock options, and none of the outstanding Valley stock options will be converted to, or represent rights to acquire, Heritage common stock.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, Valley and Heritage have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity or with the prior written consent of the other party, it will:

•	use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships;

•

not take any action that is intended to or that would reasonably be expected to adversely affect or materially delay the ability of either party or its subsidiaries to obtain any necessary regulatory approvals or to complete the merger;

•

not take any action that is intended or that would reasonably be expected to cause the merger or the bank merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code or cause any of their representations and warranties in the merger agreement to be untrue in any material respect or any of the conditions in the merger agreement to be unsatisfied or to result in a violation of any provision of the merger agreement; and

•

not take any action that is likely to materially impair the party’s ability to perform any of its obligations under the merger agreement or its subsidiary bank to perform any of its obligations under the bank merger agreement.

Heritage has also agreed that it will not and will not permit any of its subsidiaries to amend its articles of incorporation or bylaws (or the articles of incorporation or bylaws of a significant subsidiary) in a manner that would adversely affect Valley or any of its subsidiaries.

Valley has also agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects. Valley has further agreed that it will not, and will not permit any of its subsidiaries, to do any of the following without the prior written consent of Heritage:

•

issue or sell, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any rights to acquire stock or voting debt securities, except pursuant to Valley stock options outstanding on the date of the merger agreement;

•	issue any other capital securities, including trust preferred or other similar securities, voting debt securities or other securities;

•	pay any dividends or other distributions on its capital stock, other than dividends from wholly owned subsidiaries to Valley or to another wholly owned subsidiary of Valley;

•

other than amending incentive stock option agreements with Executive Vice President and Chief Financial Officer Riordan and three other officers to non-qualified stock options (i) enter into, modify, renew or terminate any employment, severance or similar agreement or arrangement with any director, officer or employee, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal increases in salary to rank and file employees, (C) severance in accordance with past practice and (D) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or higher; or (iv) pay expenses in excess of a specified amount for employees and directors to attend conventions or similar meetings;

•	except as required by law, establish, modify, renew or terminate any employee benefit plan or accelerate the vesting of benefits under any employee benefit plan;

•

sell, transfer or encumber any of its assets, except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or sell or transfer any of its deposit liabilities;

•

enter into, modify or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or intellectual property, or permit to lapse its rights in any material intellectual property;

•	acquire the assets, business or properties of any person, other than pursuant to foreclosure, in a fiduciary capacity or in satisfaction of debts contracted prior to the date of the merger agreement;

•

sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but, in the case of a sale, after giving Heritage or Heritage Bank a first right of refusal to acquire such loan or participation), or sell or acquire any loan servicing rights;

•	amend its articles of incorporation or bylaws or similar governing documents;

•	materially change its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or any governmental entity;

•	enter into, materially modify, terminate or renew any material contract;

•	settle any legal claims involving an amount in excess of $25,000, excluding amounts paid or reimbursed under any insurance policy;

•

foreclose upon any real property without obtaining a phase one environmental report, except for one- to four-family non-agricultural residential properties of five acres or less which Valley does not have reason to believe contains hazardous substances or might be in violation of or require remediation under environmental laws;

•

in the case of Valley Bank, (i) voluntarily make a material change in its deposit mix; (ii) increase or decrease the interest rate paid on its time deposits or certificates of deposit except in a manner consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility;

•	acquire any investment securities outside of the limits specified in the merger agreement;

•	make capital expenditures outside the limits specified in the merger agreement;

•	materially change its loan underwriting policies or make loans on extensions of credit in excess of amounts specified in the merger agreement;

•	invest in any new or existing joint venture or any new real estate development or construction activity;

•	materially change its interest rate and other risk management policies and practices;

•	incur any debt for borrowed funds other than in the ordinary course of business consistent with past practice with a term of one year or less;

•	make charitable contributions in excess of limits specified in the merger agreement;

•	enter into any new lines of business; or

•	make, change or revoke any tax election, amend any tax return, enter into any tax closing agreement, or settle any liability with respect to disputed taxes.

Third Party Proposals

Valley has agreed that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, it will not, and will cause its subsidiaries not to: (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide to any person any confidential or nonpublic information concerning, its and its subsidiaries’ business, properties or assets; or (ii) have any discussions with any person relating to any third party proposal for a tender or exchange offer, merger or consolidation or other business combination involving Valley or any of its significant subsidiaries or any proposal to acquire more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Valley or any of its significant subsidiaries (referred to as an “acquisition proposal”).

Notwithstanding this agreement, if Valley receives an unsolicited written acquisition proposal that Valley’s board of directors determines in good faith is reasonably likely to constitute or result in a transaction that is more favorable from a financial point of view to the shareholders of Valley than the merger with Heritage (referred to as a “superior proposal”), Valley may provide confidential information to and negotiate with the third party that submitted the acquisition proposal if the Valley board of directors determines in good faith, after consulting with counsel, that the failure to do so would violate the board’s fiduciary duties. In order to constitute a superior proposal, an acquisition proposal must be for a tender or exchange offer, for a merger or consolidation or other business combination involving Valley or any of its significant subsidiaries or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Valley or any of its significant subsidiaries. Valley must promptly advise Heritage of any alternative proposal received and keep it apprised of any related developments.

The merger agreement generally prohibits the Valley board of directors from withdrawing or modifying in a manner adverse to Heritage the board’s recommendation that Valley’s shareholders vote to approve the merger agreement (referred to as a “change in recommendation”). At any time prior to the approval of the merger agreement by Valley’s shareholders, however, the Valley board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the board determines in good faith, after consultation with counsel, constitutes a superior proposal. The Valley board of directors may not make a change in recommendation in response to a superior proposal, or terminate the merger agreement to pursue a superior proposal, unless it has given Heritage at least four business days to propose a modification to the merger agreement and, after considering any such proposed modification, the board determines in good faith, after consultation with counsel, that the proposal continues to constitute a superior proposal.

If the Valley board of directors makes a change in recommendation or if Valley pursues a superior proposal, Valley could be required to pay Heritage a termination fee of $1,760,000 in cash. See “—Termination of the Merger Agreement.”

Representations and Warranties

The merger agreement contains generally customary representations and warranties of Heritage and Valley relating to their respective businesses that are made as of the date of the merger agreement and as of the completion date of the merger. The representations and warranties of each of Heritage and Valley have been made solely for the benefit of the other party and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•

have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by Heritage and Valley to each other primarily relate to:

•	corporate organization and existence;

•	capitalization;

•	ownership of subsidiaries;

•	corporate authorization to enter into the merger agreement and to consummate the merger;

•	absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

•	regulatory approvals required in connection with the merger;

•	reports filed with governmental entities, including, in the case of Heritage, the SEC;

•	financial statements;

•	absence of material adverse effect on each company since December 31, 2012;

•	compliance with laws and the absence of regulatory agreements;

•	material contracts;

•	the inapplicability to the merger of state takeover laws;

•	employee benefit plans and labor matters;

•	legal proceedings;

•	environmental matters;

•	loan matters;

•	intellectual property;

•	transactions with affiliates;

•	derivative instruments and transactions;

•	administration of fiduciary accounts;

•	tax matters;

•	Community Reinvestment Act compliance;

•	in the case of Valley, maintenance of insurance policies;

•	ownership and other property rights;

•	in the case of Valley, liquidity of investment portfolio;

•	in the case of Valley, accuracy of books and records;

•

in the case of Valley, absence of actions or omissions by present or former directors, advisory directors, officers, employees or agents that would give rise to a material claim for indemnification; and

•	in the case of Valley, fees paid to financial advisors.

Conditions to Completion of the Merger

Mutual Closing Conditions. The obligations of Heritage and Valley to complete the merger are subject to the satisfaction of the following conditions:

•	approval of the merger agreement by Valley’s shareholders;

•	authorization for listing on the NASDAQ Stock Market of the shares of Heritage common stock to be issued in the merger;

•	the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, being effective and not subject to any stop order by the SEC; and

•	absence of any injunction or other legal restraint blocking the merger or the bank merger.

Additional Closing Conditions for the Benefit of Heritage. In addition to the mutual closing conditions, Heritage’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•

accuracy, as of the date of the merger agreement and as of the effective time of the merger, of the representations and warranties made by Valley to the extent specified in the merger agreement, and the receipt by Heritage of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Valley to that effect;

•

performance in all material respects by Valley of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Heritage of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Valley to that effect;

•	receipt, to the extent specified in the merger agreement, of required consents from third parties by Valley;

•	required regulatory approvals are received without the imposition of any unduly burdensome condition upon Heritage or Heritage Bank; and

•	the holders of less than 10% of the outstanding shares of Valley common stock exercising dissenters’ rights under Washington law.

Additional Closing Conditions for the Benefit of Valley. In addition to the mutual closing conditions, Valley’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•

accuracy, as of the date of the merger agreement and as of the effective time of the merger, of the representations and warranties made by Heritage to the extent specified in the merger agreement, and the receipt by Valley of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Heritage to that effect;

•

performance in all material respects by Heritage of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Valley of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Heritage to that effect; and

•

the receipt by Valley an opinion of its legal counsel and a copy of the opinion rendered to Heritage by its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section  368(a) of the Internal Revenue Code.

Waiver and Amendment

Heritage and Valley can agree to amend the merger agreement and each of them can waive their right to require the other party to adhere to the terms and conditions of the merger agreement, where law allows. After the approval of the merger agreement by the shareholders of Valley, there may not be, without further approval of Valley’s shareholders, any amendment of the merger agreement that requires further approval under applicable law.

Termination of the Merger Agreement

Heritage and Valley can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•

if a regulatory or other governmental authority has denied approval of the merger or the bank merger and such denial has become final and non-appealable, provided that the denial is not due to the failure of the company seeking termination to fulfill its obligations under the merger agreement, or if a court or regulatory other governmental authority issues a final, non-appealable order prohibiting the merger or the bank merger;

•

if the merger has not been completed by October 31, 2013, unless due to the failure of the company seeking termination to perform or observe its covenants and agreements set forth in the merger agreement;

•

if the other company breaches any representation, warranty, covenant or other agreement, which breach results in a failure to satisfy the closing conditions of the party seeking termination and such breach is not cured within 20 days following written notice to the breaching party or by its nature or timing cannot be cured within that time period, provided that the party seeking termination is not itself in material breach of the merger agreement; or

•

if the provision giving Heritage the right to terminate the merger agreement as described in the next sentence is not applicable and the shareholders of Valley fail to approve the merger agreement at the special meeting of Valley shareholders.

In addition to the circumstances described above, Heritage will be entitled to terminate the merger agreement if the Heritage average closing price is less than $11.46. Further, Heritage may terminate the merger agreement if the board of directors of Valley fails to recommend that Valley shareholders approve the merger agreement or makes a change in recommendation, or if Valley materially breaches any of the provisions relating to third party proposals, as described under “—Third Party Proposals.” Immediately following such a termination by Heritage, Valley must pay to Heritage a termination fee of $1,760,000 in cash. Valley also is entitled to terminate the merger agreement before its shareholders approve the merger agreement in order to enter into an agreement for a superior proposal in accordance with the provisions on third party proposals as described under “—Third Party Proposals,” provided that Valley has not materially breached any of the provisions on third party proposals and has paid Heritage the termination fee of $1,760,000 in cash. Valley must also pay the $1,760,000 termination fee to Heritage if the merger agreement is terminated by either party as a result of the failure of Valley’s shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal for a tender or exchange offer, for a merger or consolidation or other business combination involving Valley or any of its significant subsidiaries or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Valley or any of its significant subsidiaries and, within one year of the termination, Valley or such significant subsidiary either enters into a definitive agreement with respect to an acquisition proposal or consummates an acquisition proposal.

Employee and Benefit Plan Matters

Heritage will determine in its sole discretion which of Valley’s employees it wishes to retain following the closing of the merger. Valley employees who are retained and become continuing employees of Heritage Bank will become eligible to participate in Heritage’s employee benefit plans, programs or policies (including vacation). Prior service credit for service with Valley since the most recent hire date will be given for purposes of eligibility, participation and vesting with respect to all of Heritage’s retirement plans, employee benefit plans, practices and policies to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit or actuarially calculated benefit.

Valley full time employees who are retained during the transition after the closing of the merger through the conversion of Valley’s systems and operations to those of Heritage Bank, other than Messrs. Brown and Riordan, will, upon their termination of employment by the employer without just cause, be paid by Heritage or Heritage Bank a severance payment equal to 20% of their base compensation (from the date of the closing of the merger until the last day of employment) in a lump sum, as well as one week of severance for each year of service at Valley, with a minimum payment of two weeks up to a maximum payment of six weeks, subject to their executing and not revoking a release.

Valley full time employees who are not retained following the closing of the merger will be paid by Heritage or Heritage Bank a severance payment of one week of severance for each year of service at Valley with a minimum payment of two weeks of severance up to a maximum payment of six weeks, subject to their executing and not revoking a release, and will not be eligible to participate in any benefits of Heritage.

Pursuant to the merger agreement, Valley will cause all of its employee benefit arrangements to be terminated and outstanding stock options cancelled as of closing of the merger.

Indemnification and Continuance of Director and Officer Liability Coverage

For a period of six years following the merger, Heritage will maintain and preserve the rights to indemnification of Valley’s and its subsidiaries directors, officers and employees , to the maximum extent permitted by law, in connection with any claims arising out of or relating to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement.

For a period of six years following the effective time of the merger, Heritage will provide, at Heritage’s expense, directors’ and officers’ liability insurance with respect to claims against Valley indemnified person arising from facts or events occurring before the effective time of the merger, including the transactions contemplated by the merger agreement. This insurance must be equivalent to the coverage currently provided by Valley but the cost thereof is limited to 150% of Valley’s current annual premium for such insurance. Instead of providing this insurance coverage, Heritage may, prior to the effective time of the merger, purchase or cause Valley to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the preceding sentence.

Expenses

All expenses incurred in connection with the merger will be paid by the party incurring the expenses, except that Valley will bear the costs and expenses of printing and mailing this proxy statement/prospectus and Heritage has paid the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part.

THE COMPANIES

Heritage

Heritage, a Washington corporation, is the bank holding company for Heritage Bank, a commercial bank, and Central Valley Bank, a commercial bank. Heritage Bank operates 28 branch offices located in western Washington and the greater Portland, Oregon area. Mortgage loan operations are performed in one office located in Thurston County. Central Valley Bank operates six full service offices, with five in Yakima County and one in Kittitas County.

In June 2006, Heritage completed the acquisition of Western Washington Bancorp and its wholly owned subsidiary, Washington State Bank, N.A. Washington State Bank, N.A. was merged into Heritage Bank on the date of acquisition. Effective July 30, 2010, Heritage Bank entered into a definitive agreement with the FDIC, pursuant to which Heritage Bank acquired certain assets and assumed certain liabilities of Cowlitz Bank, a Washington state-chartered commercial bank headquartered in Longview, Washington (the “Cowlitz Acquisition”). The Cowlitz Acquisition included nine branches of Cowlitz Bank, including its division Bay Bank, which opened as branches of Heritage Bank on August 2, 2010. The acquisition also included the Trust Services Division of Cowlitz Bank. Effective November 5, 2010, Heritage Bank entered into a definitive agreement with the FDIC, pursuant to which Heritage Bank acquired certain assets and assumed certain liabilities of Pierce Commercial Bank, a Washington state-chartered commercial bank headquartered in Tacoma, Washington (the “Pierce Commercial Acquisition”). The Pierce Commercial Acquisition included one branch, which opened as a branch of Heritage Bank on November 8, 2010. On September 14, 2012, Heritage announced that it had entered into a definitive agreement along with Heritage Bank, to acquire Northwest Commercial Bank (“NCB”), a full service commercial bank headquartered in Lakewood, Washington that operated two branch locations in Washington State. The acquisition of NCB was completed on January 9, 2013, at which time NCB was merged with and into Heritage Bank.

Heritage’s business consists primarily of lending and deposit relationships with small businesses and their owners in its market areas, and attracting deposits from the general public. Heritage also makes real estate construction and land development loans, one-to-four family residential loans, and consumer loans and originates for sale or investment purposes first mortgage loans on residential properties located in western and central Washington State and the greater Portland, Oregon area. Heritage’s operating revenues are derived principally from interest earnings on interest-earning assets, including loans and investment securities, service charges and fees on deposits and gains on the sale of loans. Heritage’s primary sources of funds are deposits, Federal Home Loan Bank advances and other borrowings, and payments received on loans and securities.

As of March 31, 2013, Heritage had total consolidated assets of $1.45 billion, deposits of $1.23 billion and shareholders’ equity of $200.5 million.

Heritage common stock is listed on the NASDAQ Global Select Market under the symbol “HFWA.” See “Stock Price and Dividend Information.”

Heritage’s executive offices are located at 201 Fifth Avenue SW, Olympia, Washington 98501. Heritage’s telephone number is (360) 943-1500 and its website is www.HF-WA.com. The information on Heritage’s website is not a part of this proxy statement/prospectus and the reference to Heritage’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Additional information about Heritage is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

Valley

General. Valley is a privately owned Washington corporation registered as a bank holding company for Valley Bank. It was organized and incorporated on July 1, 1998, upon ideals that include offering a personal banking environment with individualized client service and high quality, flexible products. It operates nine banking locations, including a drive-up facility, in the south King County and eastern Pierce County Regions of Washington that serve both consumer and commercial clients.

As of March 31, 2013, Valley had total consolidated assets of $234.0 million, deposits of $203.0 million and shareholders’ equity of $30.0 million.

Valley’s executive offices are located at 1307 East Main Avenue, Puyallup, Washington 98372. Valley’s telephone number is (253) 848-2316 and its principal website is www.vbwa.com. The information on Valley’s website is not a part of this proxy statement/prospectus and the reference to Valley’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Market Prices of and Dividends on Valley Common Stock. Valley common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Valley common stock. As of March 31, 2013, Valley common stock was held by approximately 333 shareholders of record. Valley paid a cash dividend of $2.00 per share in the year ended December 31, 2012. This consisted of a $1.00 per share regular cash dividend and a $1.00 per share special cash dividend. Valley paid a regular cash dividend of $1.00 per share in the year ended December 31, 2011. The holders of Valley common stock receive dividends if and when declared by the Valley board of directors out of legally available funds. The declaration and payment of dividends depends upon business conditions, operating results, capital and reserve requirements, regulatory limitations and consideration by the Valley board of directors of other relevant factors. The primary source for dividends paid to Valley shareholders is dividends paid to it from Valley Bank.

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth the beneficial ownership of Valley common stock as of May 15, 2013 by (i) each person or entity who is known by Valley to beneficially own more than 5% of the outstanding shares of Valley common stock, (ii) each director of Valley, (iii) Valley’s executive officers, and (iv) all directors and executive officers of Valley as a group. Unless otherwise specified, the address of each listed shareholder is c/o Valley Community Bancshares, Inc., 1307 East Main Avenue, Puyallup, Washington 98372.

The percentage of beneficial ownership is calculated in relation to the 1,126,613 shares of Valley common stock that were issued and outstanding as of May 15, 2013. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of Valley common stock issuable pursuant to the exercise of stock options that are exercisable within 60 days of May 15, 2013. Options to purchase shares of Valley common stock that are exercisable within 60 days of May 15, 2013 are considered beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person. Unless otherwise indicated, and subject to the voting agreements entered into with Heritage in connection with the merger (see “Information About the Special Meeting of Valley Shareholders—Shares Subject to Voting Agreements; Shares Held by Directors and Executive Officers”), to Valley’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Title	Amount of Beneficial Ownership	Percentage of Outstanding Shares of Common Stock Beneficially Owned(1)
5% Shareholders

David H. Brown	President, CEO and Director	69,269	6.15%
1307 East Main Avenue
Puyallup, Washington 98372

Wadsworth Family Partnership		58,085	5.16
P.O. Box 578
Puyallup, Washington 98371

Maple Tree Investment LLC		60,529	5.37
18704 3rd Avenue E.
Lake Tapps, Washington 98391

Executive Officers

Joseph E. Riordan	Executive Vice President, CFO and Secretary	5,787	0.51%

Directors
Kim A. Anardi, D.D.S.	Director	2,083	0.18
Ronald E. Claudon	Director	1,942	0.17
William E. Fitchitt	Director	1,258	0.11
David C. Hammermaster	Director	1,029	0.09
David K. Hamry	Director	2,978	0.26
Steven M. Harris	Director	5,984	0.53
Roger L. Knutson	Director	22,109	1.96
Thomas M. Pasquier	Chairman of the Board and Director	11,507	1.02
Charles E. Poe	Director	787	0.07

All executive officers and directors as a group (11 persons)		124,733	11.07%

*	Does not exceed 1% of the class
(1)	Based on 1,126,613 shares of Valley common stock that were issued and outstanding as of May 15, 2013. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Valley common stock held by such shareholder or group and exercisable within 60 days.

Stock Options. The table below summarizes information regarding the options held by directors and executive officers of Valley.

Options Held by Directors and Executive Officers

Name	Vested	Not vested	Total(1)
Joseph E. Riordan	—	5,000	5,000

(1)	All options are exercisable at $21.00 per share.

Under the terms of the Valley 1998 Employee Stock Option Plan, consummation of the merger will result in the immediate vesting of all outstanding options, including the options held by the executive officer of Valley listed in the table above. Pursuant to the merger agreement, prior to the consummation of the merger, Valley must cause all outstanding and unexercised options to purchase shares of Valley common stock to be cancelled. In the case of an option whose per-share exercise price is in excess of the fair market value of a share of Valley common stock, which we refer to as an out-of-the-money option, no payment will be made to the holder for cancellation. In the case of an option whose per-share exercise price is at or below the fair market value of a share of Valley common stock, which we refer to as an in-the-money option, Valley will make a payment for cancellation in an amount equal to the merger consideration per share of common stock less the per share exercise price of the option multiplied by the number of shares subject to the option. See “The Merger Agreement—Stock Options.”

Additional Information Regarding David H. Brown

As noted under “The Merger—Board of Directors and Management of Heritage Following the Merger,” David H. Brown, the current President, Chief Executive Officer and a director of Valley, will become a director of Heritage and Heritage Bank. Mr. Brown, age 67, has served as the President and Chief Executive Officer of Valley, since Valley’s formation in 1998 and has served as President and Chief Executive Officer of Valley Bank since 1989. Prior to joining Valley Bank, Mr. Brown was an executive officer with Seafirst Bank for 21 years, beginning as a Management Trainee and concluding his tenure at Seafirst as Manager of Southwest Corporate Banking. Mr. Brown is a graduate of Pacific Coast Banking School and holds a Bachelor of Arts from Washington State University. The depth and breadth of his general business knowledge, coupled with the experience he has gained as a director and executive officer of Valley is expected to make Mr. Brown a valuable addition to the Heritage board of directors.

Compensation—David H. Brown. The following table provides information regarding the compensation paid by Valley to Mr. Brown, who is the President and Chief Executive Officer of Valley, for the fiscal years ended December 31, 2012 and 2011.

Summary Compensation Table

Name	Year	Salary($)	Bonus($)	All Other Compensation ($)(1)	Total($)
David H. Brown	2012	230,828	29,809	55,849	316,486
	2011	226,297	29,715	59,643	315,655

(1)	Other compensation consists of company-matching 401(k) contributions, deferred compensation and director fees.

DESCRIPTION OF HERITAGE’S CAPITAL STOCK

The following information regarding the material terms of Heritage’s capital stock is qualified in its entirety by reference to Heritage’s charter.

General

Heritage’s authorized capital stock consists of:

•	50,000,000 shares of common stock, no par value per share; and

•	2,500,000 shares of preferred stock, no par value per share.

Heritage’s articles of incorporation provides by its terms that it may be amended by action of Heritage’s board of directors without a shareholder vote to change the number of shares of authorized capital stock. See “Comparison of Shareholder Rights—Amendments of Articles of Incorporation and Bylaws.” As of May 15, 2013, there were 15,149,730 shares of Heritage common stock issued and outstanding. No shares of Heritage preferred stock are currently outstanding. Heritage’s common stock is traded on the NASDAQ Global Select Market under the symbol “HFWA.”

Common Stock

Each share of Heritage common stock has the same relative rights and is identical in all respects with each other share of Heritage common stock. Heritage common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

Subject to any prior rights of the holders of any preferred or other stock of Heritage then outstanding, holders of Heritage common stock are entitled to receive such dividends as are declared by the board of directors of Heritage out of funds legally available for dividends.

Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Heritage common stock and each share is entitled to one vote. See “Comparison of Shareholder Rights—Restrictions on Voting Rights.” Subject to any prior rights of the holders of any Heritage preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of Heritage, holders of shares of Heritage common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Heritage common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by Heritage, nor will they have cumulative voting rights.

Preferred Stock

Heritage may issue preferred stock in one or more series at such time or times and for such consideration as the board of directors of Heritage may determine, generally without shareholder approval. The board of directors of Heritage is expressly authorized at any time, and from time to time, to issue Heritage preferred stock, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of Heritage is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of Heritage’s board of directors to approve the issuance of preferred or other stock without shareholder approval could make an acquisition by an unwanted suitor of a controlling interest in Heritage more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Heritage.

Shares of preferred stock redeemed or acquired by Heritage may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Heritage upon approval of its board of directors.

Other Anti-Takeover Provisions

In addition to the ability to issue preferred stock without shareholder approval, Heritage’s charter and bylaws contain a number of other provisions which may have the effect of delaying, deferring or preventing a change in control of Heritage. See “Comparison of Shareholder Rights.”

COMPARISON OF SHAREHOLDER RIGHTS

Heritage is a Washington corporation and, accordingly, the rights of shareholders of Heritage are governed by the WBCA, as well as the articles of incorporation and bylaws of Heritage. Valley is also a Washington corporation, and its shareholders’ rights are governed by the WBCA, as well as its articles of incorporation and bylaws.

As a result of the merger, Valley’s shareholders will become shareholders of Heritage. The following is a summary of material differences between the rights of a Heritage shareholder under the WBCA and under Heritage’s articles of incorporation and bylaws, and the rights of a Valley shareholder under the WBCA and under Valley’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”

Authorized Shares

Heritage. Heritage’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Valley. Valley’s articles of incorporation authorize the issuance of 5,000,000 shares of common stock and no shares of preferred stock.

Restrictions on Voting Rights

Heritage. Heritage’s articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity security. Specifically, Heritage’s articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity security without the prior approval by a two-thirds vote of Heritage’s “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of Heritage’s “Continuing Directors” and for Heritages’ employee benefit plans. Under Heritage’s articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that a majority of Heritage’s Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of Heritage’s outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Valley. Unlike Heritage, Valley’s articles of incorporation do not contain restrictions on voting rights.

Board of Directors

Heritage. Heritage’s articles of incorporation provide that its board of directors shall consist of a single class of not less than five nor more than 25 directors divided into three classes, each of which contains approximately one-third of the members of the Board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors is intended to provide for Board continuity. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, has the effect, however, of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. The current number of directors is set at eleven. Cumulative voting is not permitted in the election of directors.

Valley. Valley’s Articles of Incorporation provide that its board of directors shall consist of not less than five nor more than 15 directors, divided into three classes. The current number of directors is set at seven (7). Cumulative voting is not permitted in the election of directors.

Removal of Directors

Heritage. Heritage’s articles of incorporation provide that one or more directors may be removed from the board of directors prior to the expiration of his term, for cause, only at a special meeting of Heritage’s shareholders called for that purpose. At such meeting a director may be removed only by the affirmative vote of at least 66 2/3% of Heritage’s outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

Valley. Valley’s Bylaws provide that one or more directors may be removed from the board of directors prior to the expiration of his term, with or without cause, at a special meeting called for that purpose by the affirmative vote of at least 60% of the Valley’s outstanding shares of common stock.

Vacancies on the Board of Directors

Heritage. The articles of incorporation provide that any vacancy on the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires.

Valley. Valley’s bylaws provide that a vacancy in the board of directors, may be filled by the affirmative vote of 60% of the remaining members of the board of directors for the unexpired portion of the term. Under RCW 23B.08.100 of the WBCA, because not prohibited by the articles of incorporation, vacancies on the board of directors may also be filled by majority vote of the shareholders. Valley’s articles of incorporation provide that the newly created or eliminated directorships arising from any increase or decrease in the authorized number of directors shall be apportioned by the board of directors among the three classes of directors so as to maintain such classes nearly as equal as possible.

Special Meetings of Shareholders and Action Without a Meeting

Heritage. The bylaws of Heritage provide that special meetings of shareholders may be called only by the Chairman of the Board, Chief Executive Officer, a majority of the board of directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting. The WBCA provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.

Valley. The bylaws of Valley provide that special meetings of shareholders may be called by the president, the board of directors, or at the request of shareholders holding not less than 25% of the shares entitled to vote at the meeting. Shareholders of Valley may take any action that may be taken at a meeting, without a meeting, if the consent for such action is set forth in writing and signed by all the shareholders entitled to vote on such action.

Indemnification of Officers and Directors and Limitation of Liability

Heritage. Pursuant to Heritage’s articles of incorporation, Heritage will reimburse and indemnify the directors and officer-directors of Heritage and its subsidiaries for judgments, penalties or penalty taxes, fines, settlements and reasonable expenses, including attorneys’ fees actually incurred by such person in connection with any actual or threatened action, suit or proceeding by reason of the fact that such person is or was a director or officer-director unless the liability and expenses were on account of conduct finally adjudged to be egregious conduct as defined in the articles of incorporation. In addition, the directors and officer-directors of Heritage shall not be personally liable for monetary damages to Heritage for conduct as a director or officer-director unless the conduct is finally adjudged to be egregious conduct as defined in the articles of incorporation. The articles of incorporation define “egregious conduct” as (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Valley. Valley’s articles of incorporation provide that the directors of Valley shall not be personally liable for monetary damages to Valley or its shareholders for conduct as directors, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct violating RCW 23B.08.310 of the WBCA, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If the WBCA is amended to authorize further eliminating or limiting personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the WBCA. Any repeal or modification of the above indemnification provisions by shareholders will not adversely affect any right or protection of a director of Valley existing at the time of the repeal or modification.

In addition, Valley’s articles of incorporation also provides that Valley shall reimburse and indemnify the directors and officers of Valley for loss, liability, reasonable expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes or penalties, and amounts to be paid in settlement actually incurred by such person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative provided that (i) the person acted in good faith; (ii) in the case of official conduct, reasonably believed that he was acting in the Corporation’s best interests, or in all other cases, that his action was not opposed to its best interests; (iii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; and (iv) the person did not engage in the conduct described in RCW 30.12.240. If, the WBCA is amended to authorize further indemnification of directors or officers, then the directors and officers shall be indemnified to the fullest extent permitted by the WBCA, as so amended, to the extent consistent with Title 30 of the RCW. No indemnification will be provided in connection with (i) a proceeding in which the indemnified person was adjudged liable; (ii) any other proceeding charging improper personal benefit to himself, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him; (iii) any civil money penalty or judgment resulting from any administrative or civil action instituted by a federal banking agency, or any other liability or legal expense with regard to any administrative proceeding or civil action instituted by any federal banking agency which results in a final order or settlement pursuant to which such person is (i) assessed a civil money penalty; (ii) removed from office or prohibited from participating in the conduct of the affairs of Valley or other entity; or (iii) is required to cease and desist from or to take any affirmative action described in Section 8(b) of the Federal Deposit Insurance Act, as amended unless otherwise permitted by Part 359 of the FDIC regulations.

Amendment of Articles of Incorporation and Bylaws

Heritage. Amendments to Heritage’s articles of incorporation must be approved by Heritage’s Board of Directors by a majority vote of the Board and by Heritage’s shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number of directors, classification of the Board and the filling of Board vacancies, the 10% voting limitation, “Business Combinations” with “Control Persons,” indemnification and amendment of the articles of incorporation. Heritage’s bylaws may be amended by its board of directors by vote of a majority of the whole Board or by Heritage’s shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.

Valley. Amendments to Valley’s articles of incorporation are governed by RCW 23B.10.020 and RCW 23B.10.030 of the WBCA. For a non-public company like Valley, an amendment to the articles of incorporation must be approved by holders of two-thirds (2/3) of the outstanding shares of Valley common stock, subject to certain limited amendments that can be effected by the board of directors without shareholder approval. Valley’s Bylaws may be amended or replaced, or new bylaws may be adopted, either by affirmative vote of 60% of the board of directors or by the affirmative vote of a majority of shareholders.

Shareholder Vote Required to Approve Business Combinations with Principal Shareholders

Heritage. The articles of incorporation require the approval of the holders of at least 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined therein), considered as one class, to approve certain “Business Combinations” (as defined therein) involving a Control Person except in cases where the proposed transaction has been approved in advance by a majority of the “Continuing Directors” (as defined therein) or certain fair price and procedure criteria have been met. The term “Control Person” is defined to include any individual, corporation, partnership or other entity which, together with the affiliates and associates of such person or entity, owns beneficially 20% or more of the outstanding shares of the common stock of Heritage or an affiliate or associate of such person or entity. The term “Continuing Director” means a director of Heritage who was a director prior to the time when the Control Person became the beneficial owner of 10% or more of the outstanding shares of the common stock of Heritage or who was designated as a Continuing Director before initially becoming a director by a majority of the Continuing Directors. The term “Business Combination” is defined to include: (i) any merger or consolidation of Heritage with or into a Control Person; (ii) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of Heritage, or of a subsidiary, to a Control Person; (iii) any merger or consolidation of a Control Person with or into Heritage or a subsidiary of Heritage; (iv) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of a Control Person to Heritage or a subsidiary of Heritage; (v) the issuance of any securities of Heritage or a subsidiary of Heritage to a Control Person; (vi) the acquisition by Heritage or a subsidiary of Heritage of any securities of a Control Person; (vii) any reclassification of common stock of Heritage, or any recapitalization involving the common stock of Heritage, consummated within five years after a Control Person becomes a Control Person; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the

Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

A corporation with securities registered under the Securities Exchange Act of 1934, as amended, may not “opt out” of this statute. Heritage is, therefore, subject to the statute. Such provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Heritage, even though such an attempt might be beneficial to Heritage and its shareholders.

Valley. The Valley articles of incorporation require the approval of the holders of at least 66 2/3% of the total shares attributable to persons other than an “Interested Shareholder” (as defined therein), considered as one class, to approve any transactions involving an Interested Shareholder except in cases where the proposed transaction has been approved in advance by a majority of the board of directors other than directors that have a material financial interest in an interested shareholder, or who were nominated for election as a director as a result of an arrangement with an interested shareholder and first elected as a director within 24 months of the proposed transaction or such directors determines that the fair market value of the consideration to be received by noninterested shareholders for shares of any class of which shares are owned by any interested shareholder is not less than the highest fair market value of the consideration paid by any interested shareholder in acquiring shares of the same class within 24 months of the proposed transaction.

LEGAL MATTERS

The validity of the shares of Heritage common stock to be issued in connection with the merger has been passed upon by Breyer & Associates PC, McLean, Virginia, and the material United States federal income tax consequences of the merger have been passed upon by Silver, Freedman & Taff, L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation appearing in Heritage Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Heritage Financial Corporation as of December 31, 2011 and for each of the years in the two-year period ended December 31, 2011, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Heritage Financial Corporation has agreed to indemnify and hold KPMG LLP (KPMG) harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on Heritage’s past financial statements incorporated by reference in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

Heritage files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Heritage’s filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at “www.sec.gov.” You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.

Heritage filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of Heritage common stock to be issued in the merger. This document is a part of that registration statement and constitutes a prospectus of Heritage in addition to being a proxy statement of Valley for the special meeting of Valley’s shareholders. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

The SEC permits the incorporation by reference of information regarding Heritage into this proxy statement/prospectus, which means that important business and financial information about Heritage can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and later information that Heritage files with the SEC will update and supersede that information. This proxy statement/prospectus incorporates by reference the documents set forth below that Heritage has previously filed with the SEC and all documents filed by Heritage with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the special meeting of Valley’s shareholders (other than, in each case, documents or portions of documents deemed to have been furnished and not filed in accordance with SEC rules):

Heritage Filings (SEC file number 0-29480)

•

Annual Report on Form 10-K for the year ended December 31, 2012, including the portions of Heritage’s definitive proxy statement on Schedule 14A filed on March 19, 2013 and incorporated into that Form 10-K by reference.

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013.

•	Current Reports on Form 8-K filed on April 9, 2013, March 12, 2013, February 7, 2013, and January 10, 2013.

•

The description of Heritage’s common stock, no par value per share, contained in Heritage’s Registration Statement on Form 8-A filed on January 6, 1998, and all amendments or reports filed for the purpose of updating such description.

Heritage supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Heritage and Valley supplied all information contained in this proxy statement/prospectus relating to Valley.

You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from Heritage without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by writing or telephoning Heritage, as follows:

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, Washington 98501

Attention: Kaylene M. Lahn,

Senior Vice President and Corporate Secretary

(360) 943-1500

If you would like to request documents from Heritage, you must do so by June 20, 2013 to receive them before the special meeting of Valley shareholders.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Valley shareholders nor the issuance of Heritage common stock in the merger shall create any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

HERITAGE FINANCIAL CORPORATION

and

VALLEY COMMUNITY BANCSHARES, INC.

Dated as of March 11, 2013

Page

PREAMBLE		A-1

RECITALS		A-1

ARTICLE I—THE MERGER
1.1	The Merger	A-1
1.2	Effective Time	A-2
1.3	Effects of the Merger	A-2
1.4	Conversion of Stock	A-2
1.5	Stock Options	A-3
1.6	Incorporation Documents and By-Laws of the Surviving Company	A-4
1.7	Directors and Officers	A-4
1.8	The Bank Merger	A-4

ARTICLE II—DELIVERY OF MERGER CONSIDERATION
2.1	Exchange Agent	A-4
2.2	Deposit of Merger Consideration	A-4
2.3	Delivery of Merger Consideration	A-5

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF VALLEY
3.1	Organization, Standing and Power	A-6
3.2	Capitalization	A-7
3.3	Authority; No Violation	A-8
3.4	Consents and Approvals	A-8
3.5	Reports	A-9
3.6	Financial Statements	A-9
3.7	Absence of Changes	A-10
3.8	Compliance with Applicable Law	A-11
3.9	Material Contracts; Defaults	A-12
3.10	State Takeover Laws	A-12
3.11	Valley Benefit Plans	A-12
3.12	Approvals	A-14
3.13	Opinion	A-14
3.14	Valley Information	A-14
3.15	Litigation	A-15
3.16	Labor Matters	A-15
3.17	Environmental Matters	A-15
3.18	Loan Matters	A-16
3.19	Intellectual Property	A-17
3.20	Transactions with Affiliates	A-17
3.21	Derivative Instruments and Transactions	A-18
3.22	Fiduciary Business	A-18
3.23	Taxes	A-18
3.24	Community Reinvestment Act Compliance	A-19
3.25	Insurance	A-19
3.26	Title	A-20

A-i

3.27	Investment Portfolio	A-20
3.28	Books and Records	A-20
3.29	Indemnification	A-20
3.30	Broker’s Fees	A-20
3.31	Representations Not Misleading	A-20

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF HERITAGE
4.1	Organization, Standing and Power	A-21
4.2	Capitalization	A-21
4.3	Authority; No Violation	A-21
4.4	Consents and Approvals	A-22
4.5	Reports	A-22
4.6	Financial Statements	A-23
4.7	Absence of Changes	A-23
4.8	Compliance with Applicable Law	A-23
4.9	Material Contracts; Defaults	A-24
4.10	State Takeover Laws	A-24
4.11	Heritage Benefit Plans	A-24
4.12	Approvals	A-26
4.13	Heritage Information	A-26
4.14	Litigation	A-26
4.15	Labor Matters	A-26
4.16	Environmental Matters	A-27
4.17	Loan Matters	A-27
4.18	Intellectual Property	A-28
4.19	Transactions with Affiliates	A-28
4.20	Derivative Instruments and Transactions	A-28
4.21	Fiduciary Business	A-28
4.22	Taxes	A-28
4.23	Community Reinvestment Act Compliance	A-29
4.24	Title	A-29
4.25	Representations Not Misleading	A-30

ARTICLE V—COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Valley Conduct of Businesses Prior to the Effective Time	A-30
5.2	Valley Forbearances	A-30
5.3	Heritage Conduct of Business Prior to the Effective Time	A-33
5.4	Heritage Forbearances	A-33

ARTICLE VI—ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	A-33
6.2	Access to Information; Current Information; Attendance at Meetings	A-35
6.3	Shareholder Meetings	A-36
6.4	Nasdaq Listing	A-36
6.5	Employee Matters	A-36
6.6	Officers’ and Directors’ Insurance; Indemnification	A-38
6.7	Exemption from Liability Under Section 16(b)	A-39
6.8	No Solicitation	A-39
6.9	Notification of Certain Matters	A-41
6.10	Correction of Information	A-41
6.11	Certain Policies	A-41
6.12	System Integration	A-41

A-ii

6.13	Coordination; Integration	A-41
6.14	Tax Matters	A-42
6.15	Delivery of Agreements	A-42
6.16	Sale of Partnership Interest	A-42

ARTICLE VII—CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligations	A-42
7.2	Conditions to Obligations of Heritage	A-42
7.3	Conditions to Obligations of Valley	A-44

ARTICLE VIII—TERMINATION AND AMENDMENT
8.1	Termination	A-45
8.2	Effect of Termination	A-46
8.3	Fees and Expenses	A-46
8.4	Termination Fee	A-46
8.5	Amendment	A-46
8.6	Extension; Waiver	A-46

ARTICLE IX—GENERAL PROVISIONS
9.1	Closing	A-47
9.2	Nonsurvival of Representations, Warranties and Agreements	A-47
9.3	Notices	A-47
9.4	Interpretation	A-48
9.5	Counterparts	A-48
9.6	Entire Agreement	A-48
9.7	Governing Law; Jurisdiction	A-48
9.8	Publicity	A-48
9.9	Assignment; Third Party Beneficiaries	A-48
9.10	Specific Performance; Time of the Essence	A-49
9.11	Disclosure Schedule	A-49

SIGNATURES		A-49

A-iii

INDEX OF DEFINED TERMS

Definition	Section
Acceptable Confidentiality Agreement	6.8(b)
Acquisition Proposal	6.8(e)
Action	3.15
Agreement	Preamble
Articles of Merger	1.2
Bank Merger	1.8
Bank Plan of Merger	1.8
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.8(a)
Cancellation Agreement	1.5
Cancelled Shares	1.4(c)
Certificate	1.4(b)
Change in Recommendation	6.8(c)
Closing Date	9.1
Closing	9.1
Code	Recitals
Confidentiality Agreement	6.2(e)
Controlled Group Liability	3.11(b)
Covered Employees	6.5(a)
Department	3.4
Derivative Transaction	3.21(b)
Disclosure Schedule	9.11
Dissenting Shares	1.4(e)
DPC Common Shares	1.4(c)
Effective Time	1.2
Environmental Law	3.17(b)
EPCRS	3.11(b)
ERISA Affiliate	3.11(c)
ERISA	3.11(a)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(b)
FDIC	3.4
FHLB	3.27
Form S-4	3.4
FRB	3.4
GAAP	3.1(c)
Governmental Entity	3.4
Hazardous Substance	3.17(c)
Heritage	Preamble
Heritage Average Closing Price	1.4(b)
Heritage Benefit Plans	4.11(g)
Heritage Bylaws	4.1(b)
Heritage Charter	4.1(b)
Heritage Common Stock	1.4(a)

A-iv

Definition	Section
Heritage Regulatory Agreement	4.8(b)
Heritage SEC Reports	4.5(b)
HSR Act	3.4
Insurance Amount	6.6(a)
Intellectual Property	3.19(b)
IRS	3.11(a)
Letter of Transmittal	2.3(a)
Liens	3.2(c)
Material Adverse Effect	3.7
Merger Consideration	1.4(b)
Merger	Recitals
Nasdaq	1.4(b)
Non-Compete Agreement	1.4(b)
Parties	Preamble
Partnership	3.2(c)
Permits	3.8(a)
Person	3.2(c)
Previously Disclosed	9.11
Proxy Statement	3.4
Regulatory Approvals	3.4
Requisite Regulatory Approvals	7.2(e)
Rights	3.2(a)
Sarbanes-Oxley Act	4.5(b)
SEC	3.4
Secretary of State	1.2
Securities Act	3.2(a)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.8(e)
Surviving Bank	1.8
Surviving Company	Recitals
Tax Returns	3.23(k)
Taxes	3.23(j)
Termination Agreement	6.5(c)
Termination Fee	8.4(a)
Trust Account Common Shares	1.4(c)
Unduly Burdensome Condition	7.2(e)
Valley	Preamble
Valley Bank Call Reports	3.6(b)
Valley Benefit Plans	6.5(g)
Valley Board Confidential Matters	6.2(d)
Valley Board Recommendation	6.3
Valley Bylaws	3.1(b)
Valley Charter	3.1(b)
Valley Common Stock	1.4(b)
Valley Confidential Information	6.8(a)
Valley Designated Director	1.7
Valley Financial Statements	3.6(a)
Valley Individuals	6.8(a)
Valley Insiders	6.7

A-v

Definition	Section
Valley Insurance Policies	3.25
Valley Material Contract	3.9(a)
Valley Regulatory Agreement	3.8(b)
Valley Representatives	6.8(a)
Valley Shareholder Approval	3.3(a)
Valley Shareholder Meeting	6.3
Valley Stock Option	1.5
Valley Stock Option Consideration	1.5
Valley Stock Plan	1.5
Voting Agreement	Recitals
Voting Debt	3.2(a)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 11, 2013 (this “Agreement”), by and between Heritage Financial Corporation, a Washington corporation (“Heritage”), and Valley Community Bancshares, Inc., a Washington corporation (“Valley”, and together with Heritage, the “Parties”).

RECITALS

A. The Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Valley will, on the terms and subject to the conditions set forth in this Agreement, merge with and into, Heritage (the “Merger”), with Heritage as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B. As a condition to the willingness of Heritage to enter into this Agreement, all of the directors and executive officers of Valley and Valley Bank and certain other shareholders who currently own more than ten percent (10%) of the outstanding shares of common stock of Valley have agreed to enter into voting agreements (each a “Voting Agreement”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with Heritage, pursuant to which each such director, executive officer, and other shareholder has agreed, among other things, to vote all of the Valley Common Stock owned by such Person (as defined in Section 3.2(c)) in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Voting Agreement.

C. As a condition to the willingness of Heritage to enter into this Agreement, all of the directors of Valley and Valley Bank have entered into non-compete and non-solicitation agreements (each a “Non-Compete Agreement”), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger, with Heritage.

D. The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g).

E. The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Washington Business Corporation Act, at the Effective Time, Valley shall merge with and into Heritage. Heritage shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of Valley shall cease.

(b) Subject to the consent of Valley, which shall not be unreasonably withheld or delayed, Heritage may at any time change the method of effecting the combination (including by providing for the merger of a wholly owned subsidiary of Heritage with Valley) if and to the extent requested by Heritage; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Valley, (ii) adversely affect the tax consequences of the Merger to the shareholders of Valley or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. Subject to the terms and conditions of this Agreement, simultaneously with the Closing, the Parties shall execute, and Heritage shall cause to be filed with the Secretary of State of the State of Washington (the “Secretary of State”), articles of merger and a short form plan of merger as provided in the Washington Business Corporation Act (collectively the “Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger (the “Effective Time”).

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the Washington Business Corporation Act.

1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Valley, Heritage or the holders of any of the following securities:

(a) Each share of common stock, no par value, of Heritage (“Heritage Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Company.

(b) Subject to Sections 1.4(c), 1.4(d) and 1.4(e), each share of common stock, $1.00 par value, of Valley (“Valley Common Stock”) issued and outstanding immediately prior to the Effective Time, including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(c)), but excluding any Cancelled Shares (as defined Section 1.4(c)) and any Dissenting Shares (as defined Section 1.4(e)), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 1.3611 (the “Exchange Ratio”) shares of Heritage Common Stock and $19.50 in cash, subject to adjustment as set forth immediately below (the “Merger Consideration”). If the Heritage Average Closing Price (as defined herein) is equal to or greater than $17.19, then the Exchange Ratio shall be adjusted and determined by dividing $23.3973 by the Heritage Average Closing Price. For example, if the Heritage Average Closing Price is $18.00, then the Exchange Ratio shall be 1.3000. If the Heritage Average Closing Price is less than $11.46 and Heritage does not elect its right of termination pursuant to Section 8.1(h), then the Merger Consideration shall be equal to $35.10 in both cash and Heritage Common Stock (with the cash portion being not less than $19.50 and with the Exchange Ratio for the stock portion being not less than 1.3611 based on the Heritage Average Closing Price; provided in no event will the stock portion be less than the amount necessary to obtain the tax opinions contemplated by Section 7.3(c) hereof). The adjustments set forth in the previous two sentences do not take into account any adjustment pursuant to Section 1.4(d), and therefore, are subject to any appropriate adjustment to the Exchange Ratio set forth therein. “Heritage Average Closing Price” means the average of the volume weighted price (rounded to the nearest one ten thousandth) of Heritage Common Stock on the Nasdaq Stock Market, Inc. (“Nasdaq”) for the twenty (20) trading days starting on the 25th day before the Closing Date. All of the shares of Valley Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Valley Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of Valley Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Valley Common Stock become entitled in accordance with Section 2.3(c).

(c) All shares of Valley Common Stock that are owned by Valley or Heritage (other than shares of Valley Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Valley Common Stock held, directly or indirectly, by Valley or Heritage in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Heritage or other consideration shall be delivered in exchange therefore (any such shares, the “Cancelled Shares”).

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to provide the holders of Valley Common Stock converted into Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event, and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Valley Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who exercises dissenters rights when and in the manner required under Sections 23B.13.200 through 23B.13.280 of the Washington Business Corporation Act shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to only such rights as are granted with respect to the payment of the fair value of such shares under the applicable provisions of Sections 23B.13.200 through 23B.13.280 of the Washington Business Corporation Act (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the foregoing provisions of the Washington Business Corporation Act and this Section 1.4(e)), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Valley Common Stock under the Washington Business Corporation Act. If any shareholder dissenting pursuant to the Washington Business Corporation Act and this Section 1.4(e) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Valley Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Valley Common Stock, in accordance with Section 1.4(b), without any interest thereon. Valley shall give Heritage (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Valley Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the Washington Business Corporation Act and received by Valley relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the Washington Business Corporation Act. Valley shall not, except with the prior written consent of Heritage, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Article II to pay for shares of Valley Common Stock for which dissenters’ rights have been perfected shall be returned to Heritage upon demand.

1.5 Stock Options. As of or immediately prior to the Effective Time, all rights with respect to each share of Valley Common Stock issuable pursuant to the exercise of stock options (each a “Valley Stock Option”) granted or awarded pursuant to the Valley 1998 Employee Stock Option Plan (the “Valley Stock Plan”), or otherwise, which is then exercisable shall be cancelled by Valley in exchange for a cash payment by Valley equal to the positive difference between (i) the Merger Consideration and (ii) the option exercise price (the “Valley Stock Option Consideration”).

In exchange for the Valley Stock Option Consideration, Valley shall cause each holder of a Valley Stock Option to execute an option cancellation and release agreement in form and substance reasonably acceptable to Heritage (each a “Cancellation Agreement”). Valley shall cause to be taken the action contemplated by Section 6(l) of the Valley Stock Plan or otherwise to cause all unexercised options (other than those to be cashed out for the Valley Stock Option Consideration pursuant to this Section 1.5 and properly executed Cancellation Agreements) to be terminated as of the Closing Date.

1.6 Incorporation Documents and By-Laws of the Surviving Company. At the Effective Time, the articles of incorporation of Heritage in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The by-laws of Heritage, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such by-laws.

1.7 Directors and Officers. Subject to applicable law, and Heritage’s corporate governance process for new directors, the directors of Heritage immediately prior to the Effective Time, together with one existing director of Valley mutually agreed upon by the Boards of Directors of the Parties (the “Valley Designated Director”), shall be the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. On or prior to the Closing Date, Heritage shall cause the Valley Designated Director to be added to the Board of Directors of Heritage as of the Effective Time. The officers of Heritage immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.8 The Bank Merger. After the Effective Time, Heritage intends to merge Valley Bank, a Washington-chartered commercial bank and wholly owned first-tier Subsidiary of Valley, with and into Heritage Bank, a Washington-chartered commercial bank and wholly owned first-tier Subsidiary of Heritage (the “Bank Merger”) in accordance with the provisions of applicable banking laws and regulations, and Heritage Bank shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable banking laws and regulations and the Boards of Directors of the Parties shall approve, and shall cause the Boards of Directors of Valley Bank and Heritage Bank, respectively, to approve a separate plan of merger (the “Bank Plan of Merger”) in substantially the form attached hereto as Exhibit C, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Heritage shall appoint an unrelated bank or trust company reasonably acceptable to Valley, or Heritage’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration. At or prior to the Effective Time, Heritage shall (i) deposit with the Exchange Agent, or authorize the Exchange Agent to issue, an aggregate number of shares of Heritage Common Stock equal to the stock portion of the aggregate Merger Consideration and (ii) deposit, or cause to be deposited with, the Exchange Agent, the cash portion of the aggregate Merger Consideration plus, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (together, the “Exchange Fund”).

2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Valley Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration, any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Valley Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in respect of the shares of Valley Common Stock represented by such holder’s Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Heritage Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Heritage Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Heritage Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Heritage Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Heritage Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Valley Common Stock that is not registered in the stock transfer records of Valley, the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Valley Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.2(j)) required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of Heritage that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) six (6) months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Heritage) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock otherwise payable pursuant to this Agreement to any holder of Valley Common Stock such amounts as the Exchange Agent or Heritage, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Heritage, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this

Agreement as having been paid to the holder of shares of Valley Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Heritage, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Valley of the shares of Valley Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Valley Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Heritage Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage. In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of Valley who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Heritage Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Valley Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Heritage Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Valley at the expiration of six (6) months after the Effective Time shall be paid to Heritage. In such event, any former shareholders of Valley who have not theretofore complied with this Article II shall thereafter look only to Heritage with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of each share of Valley Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Heritage, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Valley Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, is required by Heritage or the Exchange Agent, the posting by such Person of a bond in such amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VALLEY

Except as (i) Previously Disclosed (as defined in Section 9.1) or (ii) disclosed in the Valley Financial Statements (as defined in Section 3.6(a)) as of December 31, 2012 (but excluding any disclosure included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Valley hereby represents and warrants to Heritage as follows:

3.1 Organization, Standing and Power.

(a) Each of Valley and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or formation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect (as defined in Section 3.7(a)) on Valley.

(b) Valley has previously made available to Heritage true and complete copies of Valley’s articles of incorporation (the “Valley Charter”) and bylaws (the “Valley Bylaws”) and the articles of incorporation or formation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended or restated to the date of this Agreement and as in full force and effect. Neither Valley nor any of its Subsidiaries is in violation of any provision of the Valley Charter or Valley Bylaws or such articles of incorporation or formation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable.

(c) As used in this Agreement, the term “Subsidiary”, when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”).

3.2 Capitalization.

(a) The authorized capital stock of Valley consists of 5,000,000 shares of Valley Common Stock of which, as of the date hereof, 1,126,613 shares of Valley Common Stock were issued and outstanding. As of the date hereof, Valley held no shares of Valley Common Stock in its treasury. As of the date hereof, there were 8,500 shares of Valley Common Stock reserved for issuance under the Valley Stock Plan, and 8,750 shares reserved for issuance [pursuant to non-qualified stock option agreements]. All of the issued and outstanding shares of Valley Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Valley may vote (“Voting Debt”) are issued or outstanding. As of the date hereof, except as set forth in Section 3.2(b), Valley does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of Valley Common Stock, Voting Debt or any other equity securities of Valley or any securities representing the right to purchase or otherwise receive any shares of Valley Common Stock, Voting Debt or other equity securities of Valley. There are no contractual obligations of Valley or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Valley or any equity security of Valley or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Valley or its Subsidiaries or (ii) pursuant to which Valley or any of its Subsidiaries is or could be required to register shares of its capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).

(b) Other than Rights to acquire 17,250 shares of Valley Common Stock pursuant to Valley Stock Options [and non-qualified stock options] outstanding as of the date hereof, no other equity-based awards are outstanding. The name of each holder of a Valley Stock Option, together with the date of each option grant, the number of shares subject to each such stock option, the exercise price (or payment obligation of the holder) with respect to each share subject to such stock option, the vesting date(s) of unvested stock options, and the expiration dates of such stock options, are Previously Disclosed.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Valley are owned by Valley, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable, except in the case of Valley Bank, and free of preemptive rights. No Significant Subsidiary of Valley has or is bound by any Rights calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Neither Valley nor any of its Subsidiaries, except as disclosed in Disclosure Schedule 3.2(c), owns any equity or profit-and-loss interest in any individual, bank, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization (“Person”), other than readily marketable securities, securities held-to-maturity in its investment portfolio, stock in the Federal Home Loan Bank of Seattle (“FHLB”), and a 50% equity interest in HMST ENTERPRISES, a State of Washington General Partnership (the “Partnership”).

(d) Valley does not have a dividend reinvestment plan or any shareholders rights plan.

3.3 Authority; No Violation.

(a) Valley has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Valley. As of the date of this Agreement, the Board of Directors of Valley has determined that this Agreement is advisable and in the best interests of Valley and its shareholders and has directed that this Agreement be submitted to the shareholders of Valley for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for receipt of the affirmative vote to approve this Agreement by the holders of two thirds (2/3rds) of the outstanding shares of Valley Common Stock at a meeting called therefor (the “Valley Shareholder Approval”), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Valley and (assuming due authorization, execution and delivery by Heritage) constitutes the valid and binding obligations of Valley, enforceable against Valley in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by Valley or the Bank Plan of Merger by Valley Bank nor the consummation by Valley of the transactions contemplated in this Agreement or by Valley Bank of the transactions in the Bank Plan of Merger, nor compliance by Valley or Valley Bank with any of the terms or provisions of this Agreement or the Bank Plan of Merger, will (i) assuming that the Valley Shareholder Approval is duly obtained or given, violate any provision of the Valley Charter or Valley Bylaws or the organizational documents of Valley Bank or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Valley, any of its Subsidiaries or any of their respective properties or assets in a manner that could reasonably be expected to have a Material Adverse Effect on Valley or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Valley or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Valley or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from, the Securities and Exchange Commission (the “SEC”), Nasdaq, state securities authorities, the Financial Industry Regulatory Authority, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (“FRB”), the Washington Department of Financial Institutions (the “Department”), the Federal Deposit Insurance Corporation (the “FDIC”), other banking, regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a registration statement on Form S-4 (the “Form S-4”) in which the proxy statement relating to the meeting of Valley’s shareholders to be held in connection with this Agreement (the “Proxy Statement”) will be included, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger contemplated by Section 1.2 and the filing of any required documents with the Department and the FDIC to cause the Bank Merger to become effective, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Heritage Common Stock pursuant to this Agreement and approval of listing of such Heritage Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Valley or any of its Subsidiaries of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement or the change in control of any non-bank Subsidiary of Valley. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Valley of this Agreement.

3.5 Reports.

(a) Valley and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2008 and prior to the date hereof with Governmental Entities, and have paid all fees and assessments due and payable in connection therewith.

(b) Neither Valley nor any of its Subsidiaries has filed or furnished to the SEC any final registration statement, prospectus, report, schedule and definitive proxy statement pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since December 31, 2004 and prior to the date of this Agreement other than filings made pursuant to Regulation D. No information provided by Valley to its shareholders, in connection with annual or special meetings of shareholder or otherwise, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading.

3.6 Financial Statements.

(a) The audited consolidated balance sheets (including related notes and schedules, if any) of Valley and its Subsidiaries as of December 31, 2012 and 2011 and the consolidated statements of operations, shareholders’ equity, and cash flows (including related notes and schedules, if any) of Valley and its Subsidiaries for each of the three years ended December 31, 2012, 2011 and 2010 (collectively, the “Valley Financial Statements”) have been previously made available to Heritage. The Valley Financial Statements have been prepared in accordance with GAAP (including the related notes) and fairly present the consolidated financial position, results of operations and cash flows of Valley and its Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The financial and accounting books and records of Valley and its Subsidiaries have been maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The call reports of Valley Bank and accompanying schedules, as filed (or to be filed) with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2008, through the Closing Date

(the “Valley Bank Call Reports”) have been (or will be) prepared in accordance with regulatory requirements including applicable regulatory accounting principles and practices through the periods covered by such reports.

(c) At the date of each balance sheet included in the Valley Financial Statements or the Valley Bank Call Reports, Valley on a consolidated basis or Valley Bank, as applicable, had no liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Valley Financial Statements or Valley Bank Call Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate and were incurred in the ordinary course of business consistent with past practice.

(d) The records, systems, controls, data and information of Valley and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Valley or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Valley’s (or any Valley Subsidiary’s) system of internal accounting controls.

(e) Since December 31, 2008, (i) neither Valley nor, to the knowledge of Valley, any director, officer, employee, auditor, accountant or representative of Valley or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Valley or any of its Subsidiaries or its internal accounting controls, including any material complaint, allegation, assertion or claim that Valley or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Valley or any of its Subsidiaries, or other Person, whether or not employed by Valley or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or violation of banking or other laws by Valley or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of Valley or any of its Subsidiaries or any committee thereof or to any director or officer of Valley or any of its Subsidiaries.

3.7 Absence of Changes. Since December 31, 2012, (a) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley and (b) Valley and its Subsidiaries have operated and conducted their businesses solely in the ordinary course of businesses consistent with past practices. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Heritage or Valley, as the case may be, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes in GAAP or regulatory accounting requirements, (B) changes in laws, rules or regulations or interpretations of laws, rules or regulations by Governmental Entities of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally, (E) failure to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, (F) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (H) any adjustments pursuant to U.S. Financial Accounting Standards 115 or (I) actions or omissions taken with the prior written consent of the other party or expressly required or permitted by this Agreement, except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.8 Compliance with Applicable Law.

(a) Valley and each of its Subsidiaries are and, at all times since December 31, 2008, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties or assets, including Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices. Valley is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information possessed by it or any of its Subsidiaries has been disclosed to, or accessed by, an unauthorized third party in a manner that would require or cause it or any of its Subsidiaries to undertake any material remedial action. Valley and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2008 held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Valley’s knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. Valley is duly registered with the FRB as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The deposit accounts of Valley Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No Action for the revocation or termination of such deposit insurance is pending or, to the knowledge of Valley, threatened. For the purposes of this Agreement, use of the phrase “to the knowledge” of Valley or Heritage, as applicable, or reference to the knowledge or awareness of Valley or Heritage, as applicable, means the actual knowledge of, or information that should have been reasonably known by, an executive officer of such party or any of its Significant Subsidiaries after reasonable inquiry of subordinate officers who should likely have knowledge of such facts, events or circumstances.

(b) Since December 31, 2008, neither Valley nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (i) requiring Valley or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Valley Regulatory Agreement”), or (ii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and, to the knowledge of Valley, neither Valley nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Valley nor any of its Subsidiaries is party to or subject to any Valley Regulatory Agreement.

(c) Since December 31, 2008, neither Valley nor any of its Subsidiaries has been (i) in default or violation of, (ii) under investigation with respect to, or (iii) threatened to be charged with or given notice of any violation of, any law, other than non-material violations that have been discharged or remedied.

(d) Neither Valley nor any of its Subsidiaries (nor, to the knowledge of Valley, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.9 Material Contracts; Defaults.

(a) Except as disclosed in Disclosure Schedule 3.9, neither Valley nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each a “Valley Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) that (A) limits or would limit in any respect the manner in which, or the localities in which, Valley or any of its Subsidiaries may conduct its business, (B) that obligates Valley or any of its Subsidiaries to conduct business with any Person to the exclusion of others, or (C) other than provisions of standard vendor, service or supply contracts entered into the ordinary course of business, limits or would limit in any way the ability of Valley or any of its Subsidiaries to solicit prospective employees or customers or would so limit or purport to limit the ability of Heritage or any of its affiliates to do so following consummation of the transactions contemplated by this Agreement; or (iii) for the purchase of services, materials, supplies, goods, equipment or for the purchase, lease or license of other assets or property that provides for, or that creates future payment obligations in excess of, either (x) annual payments of ten thousand dollars ($10,000) or more, or (y) aggregate payments of twenty-five thousand dollars ($25,000) or more, other than contracts that can be terminated by Valley or a Valley Subsidiary on thirty (30) days or less written notice at any time without penalty or premium.

(b) Neither Valley nor any of its Subsidiaries, and, to Valley’s knowledge, any counterparty or counterparties, is in breach of any Valley Material Contract.

3.10 State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Valley has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, the restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law applicable to Valley or any of its Subsidiaries.

3.11 Valley Benefit Plans.

(a) With respect to each Valley Benefit Plan (as defined in Section 6.5(g)), Valley has provided to Heritage a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the Valley Benefit Plan, the related trust agreement or other funding instrument (if any), and any other related documents (including all amendments to such Valley Benefit Plan and related documents); (ii) the most recent determination or opinion letter, if applicable; (iii) any summary plan description and other material written communications, other than individual pension benefit statements provided in accordance with Section 105 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (or a description of any oral communications) by Valley and its Subsidiaries to any current or former employee or director of Valley or any of its Subsidiaries or other beneficiaries concerning the extent of the benefits provided under a Valley Benefit Plan; (iv) all material communications to or from the Internal Revenue Service (“IRS”) or any other Governmental Entity relating to each Valley Benefit Plan; and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b)(i) Each Valley Benefit Plan has been established, operated and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other laws; (ii) each Valley Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and, to the knowledge of Valley, nothing has occurred (whether by action or failure to act) that could reasonably be expected to adversely affect the qualified status of any Valley Benefit Plan (or the exempt status of any related trust) or require the filing of a submission under the IRS’s employee plans compliance resolution system (“EPCRS”) or the taking of other corrective action pursuant to EPCRS in order to maintain such qualified (or exempt) status, and no Valley Benefit Plan is the subject of any pending correction or application under EPCRS; (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any Valley Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by Valley or any of its Subsidiaries with respect to any Valley Benefit Plan that has or is expected to result in any material liability, and no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred with respect to any Valley Benefit Plan; (iv) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Valley or any of its Subsidiaries; (v) except as expressly contemplated by this Agreement, there is no present intention by Valley that any Valley Benefit Plan be amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to Valley or any of its Subsidiaries (other than an immaterial increase in administrative costs or changes required by law) under any Valley Benefit Plan at any time within the twelve months immediately following the date hereof ; (vi) Valley and its Subsidiaries have not incurred any current or projected liability under any Valley Benefit Plan (or any other plan or arrangement to which Valley or a Subsidiary thereof is a party) in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Valley or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other laws; (vii) each of the Valley Benefit Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements; (viii) there is no unfunded (unaccrued) cost or unamortized cost related to past service or otherwise under any Valley Benefit Plan; (ix) no Valley Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code; and (x) all contributions required to have been made under the terms of any Valley Benefit Plan or pursuant to ERISA and the Code have been timely made and, to the extent required, all obligations in respect of each Valley Benefit Plan have been properly accrued and reflected in the Valley Financial Statements. As used in this Agreement, the term “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) Section 302 or 4068(a) of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(c) Neither Valley nor any of its Subsidiaries (nor any ERISA Affiliate) has ever maintained, sponsored or contributed to a plan subject to Title IV of ERISA. Neither Valley nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to, or within the last ten years has maintained or contributed to, a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA or a “multiple employer welfare arrangement” (as defined in Section 3(40) or ERISA). As used in this Agreement, the term “ERISA Affiliate” means any entity that is considered one employer with Valley or Heritage, as applicable, under Section 4001 of ERISA or Section 414 of the Code.

(d) With respect to any Valley Benefit Plan, (i) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Valley, threatened, (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits or claims, (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other Governmental Entity is pending, in progress or, to the knowledge of Valley, threatened, and

(iv) there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any Valley Benefit Plan or any fiduciary thereof (other than rules of general applicability). None of the assets of Valley, any of its Subsidiaries, or any ERISA Affiliate are subject to any Lien arising under ERISA or Subchapter D of Chapter 1 of the Code and no condition exists that presents a material risk of any such Lien arising.

(e) Except as disclosed in Disclosure Schedule 3.11(e), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, could result in or is a precondition to (i) any payment (including, severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of Valley or any of its Subsidiaries from Valley or any of its Subsidiaries under any Valley Benefit Plan or otherwise, (ii) any increase in compensation or benefits otherwise payable under any Valley Benefit Plan, (iii) any acceleration of the time of payment or vesting of an such benefits, (iv) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (v) except as otherwise provided in this Agreement, any limitation on the right of Valley or any of its Subsidiaries to (A) amend, merge or terminate any Valley Benefit Plan or related trust or (B) receive a reversion of assets from any Valley Benefit Plan or related trust, (vi) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee of Valley or any of its Subsidiaries, or (vii) any payments under any of the Valley Benefit Plans or otherwise which would not be deductible under Section 162(m) or 280G of the Code. Except as otherwise provided in this Agreement, neither Valley nor any of its Subsidiaries has taken, or permitted to be taken, any action that required, and no circumstances exist that will require, the funding, or the increase in the funding, of any benefits under any Valley Benefit Plan or resulted, or will result, in any limitation on the right of Valley or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Valley Benefit Plan or related trust.

(f) Each Valley Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Department of the Treasury and the IRS. The determination of “fair market value” for grants and awards under the Valley Stock Plan have at all relevant times complied with Section 409A of the Code and the applicable regulations and guidance thereunder.

3.12 Approvals. As of the date of this Agreement, Valley knows of no reason why all Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Board of Directors of Valley has received the opinion of McAdams Wright Ragen, Inc. to the effect that, as of March 11, 2013, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Valley Common Stock.

3.14 Valley Information. The information relating to Valley and its Subsidiaries that is provided by Valley or its representatives for inclusion in the Proxy Statement and Form S-4, or in any application, notification or other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Valley and its Subsidiaries and other portions within the control of Valley and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.15 Litigation. There is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance, demand or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Valley, threatened against or affecting Valley or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Valley or any of its Subsidiaries in such individual’s capacity as such, other than Actions that individually involve a monetary claim not in excess of twenty-five thousand dollars ($25,000). Neither Valley nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity.

3.16 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Valley or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Valley, threat thereof, by or with respect to any employees of Valley or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage, lockout or other work related disruption in the previous three years. To the knowledge of Valley, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Valley or any of its Subsidiaries. Valley and its Subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health, disability, non-discrimination in employment and workers’ compensation. No Action asserting that Valley or any of its Subsidiaries has committed an unlawful employment practice or an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Valley or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Valley, threatened with respect to Valley or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity.

(b) Neither Valley nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Valley, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Valley or any of its Subsidiaries and, to the knowledge of Valley, no such investigation is in progress.

3.17 Environmental Matters.

(a)(i) Neither Valley’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Valley or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 31, 2008, neither Valley nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any third party asserting that Valley or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Valley or any of its Subsidiaries or as a result of any operations or activities of Valley or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Valley or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Valley, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Valley or any of its Subsidiaries under any Environmental Law; and (v) neither Valley, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Valley’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used in this Agreement, the term “Environmental Law” means any law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

3.18 Loan Matters.

(a) There are no outstanding loans to any directors, executive officers and principal shareholders (as such terms are defined in the FRB’s Regulation O (12 C.F.R. Part 215)) of Valley or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the loan was originated.

(b) Each outstanding loan held by Valley or any of its Subsidiaries (including loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained in accordance with the relevant notes or other credit or security documents, Valley’s or its applicable Subsidiary’s written underwriting standards (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable laws.

(c) None of the agreements pursuant to which Valley or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(d) Each outstanding loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected with the priority set forth in the loan file and (iii) to the knowledge of Valley, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(e) With respect to the loans held by Valley or any of its Subsidiaries, Valley has provided or made available to Heritage in connection with the transactions contemplated hereby (a true and correct copy of the materials in which as of the date of this Agreement will be provided promptly after the execution of this

Agreement) the following: (i) all loans (including loan participations) that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit which have been terminated during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) all loans, lines of credit and loan commitments as to which it has given written notice of its intent to terminate during the past twelve months; (iv) with respect to any commercial loans (including any commercial real estate loan) with an outstanding balance of one million dollars ($1,000,000) or more, all notification letters and other written communications from it to any of its borrowers, customers or other parties during the past twelve months wherein it has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (v) each borrower, customer or other party which has notified it during the past twenty-four months of, or has asserted against it, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of Valley, each borrower, customer or other party which has given any oral notification of, or orally asserted to or against it, any such claim; (vi) all loans, (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where, during the past twelve months, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (F) where a specific reserve allocation exists in connection therewith; and (vii) all assets classified by it as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(f) The allowance for loan losses reflected in the Valley Financial Statements was adequate, as of the dates thereof, under GAAP.

3.19 Intellectual Property.

(a) Valley and each of its Subsidiaries either owns or licenses all Intellectual Property used by it and necessary for the conduct of its businesses as currently conducted. Neither Valley nor any of its Subsidiaries is the licensor of Intellectual Property to any third party. To the knowledge of Valley, none of the Intellectual Property used by Valley or any of its Subsidiaries violates or infringes upon the Intellectual Property rights of any other Person. As of the date hereof, there is no Action pending, or to the knowledge of Valley, threatened, which challenges the rights of Valley or any of its Subsidiaries with respect to Intellectual Property used in its business or which asserts any violation or infringement of the Intellectual Property rights of any other Person.

(b) For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs and logos, together with all registrations and applications related to the foregoing; (ii) patents and industrial designs (including any applications for either of the foregoing); (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

3.20 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Valley or any of its Subsidiaries, on the one hand, and any (1) officer or director of Valley or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Valley, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) other affiliate of Valley, on the other hand, except those of a type available to non-affiliates of Valley generally, and compensation and/or benefit arrangements with officers and directors.

3.21 Derivative Instruments and Transactions.

(a) Valley has provided to Heritage a list of all of its Derivative Transactions. All Derivative Transactions, whether entered into for Valley’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (i) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws and (ii) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of Valley or one of its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is, as of the date hereof, in full force and effect. Neither Valley nor its Subsidiaries, nor to Valley’s knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(b) As used in this Agreement, the term “Derivative Transaction” means any instrument currently considered to be a “swap” in the banking industry, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events or weather-related events, credit-related events or conditions or any indexes (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.22 Fiduciary Business. Each of Valley and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations.

3.23 Taxes.

(a) All income and other Tax Returns required to have been filed by or with respect to Valley or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other Taxes required to be paid by Valley or its Subsidiaries have been paid or will be timely paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Valley Financial Statements or will be established in financial statements of Valley to be provided to Heritage after the date hereof pursuant to this Agreement. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Valley or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Liens for Taxes on the assets of Valley or any of its Subsidiaries (except for statutory Liens for Taxes not yet delinquent). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Valley or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Valley or its Subsidiaries (or any other corporation merged into or consolidated with Valley or any of its Subsidiaries) have been properly accrued on the financial books and records of Valley and its Subsidiaries in accordance with GAAP. None of Valley or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among Valley and its Subsidiaries).

(b) Valley and its Subsidiaries have complied in all material respects with all applicable laws relating to withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax laws) and have, within the time and the manner prescribed by law, paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws. Valley and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign Tax laws).

(c) As of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Valley, threatened in writing against or with respect to Valley or any of its Subsidiaries with respect to any Tax or failure to file any Tax Return.

(d) Valley is not aware of any agreement, plan, or other circumstance or reason that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Neither Valley nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(f) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Valley or any of its Subsidiaries.

(g) To the knowledge of Valley, neither Valley nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the Treasury Regulations thereunder as a principal, as a material advisor or otherwise.

(h) Neither Valley nor any of its Subsidiaries (A) is or has, since December 31, 2008, been a member of an affiliated group (other than a group the common parent of which is Valley or a Valley Subsidiary) filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any Person (other than Valley and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(j) As used in this Agreement, the term “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity.

(k) As used in this Agreement, the term “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

3.24 Community Reinvestment Act Compliance. Valley Bank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed exam, and Valley has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in any such Subsidiary having its current rating lowered.

3.25 Insurance. Valley and each of its Subsidiaries are presently insured for reasonable amounts (and in accordance with all contractual and legal requirements) with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the policies, bonds and other arrangements providing for the foregoing (the “Valley Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Effective Time, and there is no material breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by Valley or any of its Subsidiaries under any of the Valley Insurance Policies or to the knowledge of Valley, by any other party to the Valley Insurance Policies. Neither Valley nor any of its Subsidiaries has received any written notice of cancellation or non-renewal of any Valley Insurance Policy nor, to the knowledge of Valley, is the termination of any such policies threatened by the insurer, and there is no material claim for coverage by Valley or any of its Subsidiaries pending under any of such Valley Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Valley Insurance Policies or in respect of which such underwriters have reserved their rights.

3.26 Title. Valley and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all personal property owned by them, in each case free and clear of all Liens, except for Liens reflected in Valley Financial Statements and those which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by Valley or any of its Subsidiaries. Any real property and facilities held under lease by Valley or its Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by Valley or any of its Subsidiaries. None of such real property or facilities leases will be adversely affected by the consummation of the Merger or the Bank Merger.

3.27 Investment Portfolio. Except as disclosed in Disclosure Schedule 3.27and except for pledges to secure public and trust deposits in the ordinary course of business, Liens securing repurchase obligations incurred in the ordinary course of business consistent with past practices, and for FHLB stock, none of the investment securities reflected in the Valley Financial Statements and none of the investment securities since acquired by Valley or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of Valley or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP and restrictions imposed after the date of this Agreement in connection with future borrowings permitted under this Agreement.

3.28 Books and Records. The corporate and stock (ownership) record books of Valley and its Subsidiaries are complete and accurate and reflect all meetings, consents, other actions of the boards of directors and shareholders (owners) of Valley and its Subsidiaries, and all transactions relating to the capital stock and ownership interests (including profit interests) in such entities.

3.29 Indemnification. To the knowledge of Valley, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of Valley or any of its Subsidiaries has occurred which would give rise to a material claim by any such individual for indemnification from Valley or any of its Subsidiaries.

3.30 Broker’s Fees. Neither Valley nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to McAdams Wright Ragen, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Heritage.

3.31 Representations Not Misleading. No representation or warranty by Valley in this Agreement, or in any document furnished to Heritage or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HERITAGE

Except as (i) Previously Disclosed or (ii) disclosed in any Heritage SEC Reports or other publicly available document filed with or furnished by Heritage to the SEC prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Heritage hereby represents and warrants to Valley as follows:

4.1 Organization, Standing and Power.

(a) Each of Heritage and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on Heritage.

(b) Heritage has previously made available to Valley true and complete copies of Heritage’s articles of incorporation (the “Heritage Charter”) and bylaws (the “Heritage Bylaws”), in each case as amended or restated to the date of this Agreement and as in full force and effect. Neither Heritage nor any of its Subsidiaries is in violation of any provision of the Heritage Charter or Heritage Bylaws or such articles of incorporation or formation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable.

4.2 Capitalization.

(a) The authorized capital stock of Heritage consists of 50,000,000 shares of Heritage Common Stock of which, as of the date hereof, 15,147,289 shares were issued and outstanding, and 2,500,000 shares of preferred stock, no par value per share, none of which, on the date hereof, are issued and outstanding. All of the issued and outstanding shares of Heritage Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Heritage is issued and outstanding. As of the date hereof, Heritage did not have any shares of Heritage Common Stock in its treasury. Except for 183,938 shares of restricted Heritage Common Stock and outstanding options to acquire 265,661 shares of Heritage Common Stock at an average exercise price of $17.09 per share, as of the date hereof, Heritage does not have and is not bound by any Rights calling for the purchase or issuance of any shares of Heritage Common Stock, Voting Debt of Heritage or any other equity securities of Heritage or any securities representing the right to purchase or otherwise receive any shares of Heritage Common Stock, Voting Debt of Heritage or other equity securities of Heritage. The shares of Heritage Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Heritage are owned by Heritage, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable, except for Heritage’s financial institution Subsidiaries, and free of preemptive rights. No Significant Subsidiary of Heritage has or is bound by any Rights calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Heritage has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. As of the date of this Agreement, the Board of Directors of Heritage has determined that this Agreement is advisable and in the best interests of Heritage and its shareholders. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Heritage and no other corporate action is necessary on the part of Heritage. This Agreement has been duly and validly executed and delivered by Heritage and (assuming due authorization, execution and delivery by Heritage) constitutes the valid and binding obligations of Heritage, enforceable against Heritage in accordance with its terms subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Heritage or the Bank Plan of Merger by Heritage Bank, nor the consummation by Heritage of the transactions contemplated in this Agreement or by Heritage Bank of the transactions in the Bank Plan of Merger, nor compliance by Heritage or Heritage Bank with any of the terms or provisions of this Agreement or the Bank Plan of Merger, will (i) violate any provision of the Heritage Charter or the Heritage Bylaws or the organizational documents of Heritage Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Heritage, any of its Subsidiaries or any of their respective properties or assets in a manner that could be reasonably expected to have a Material Adverse Effect on Heritage, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Heritage or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Heritage or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iii) the filing of the Articles of Merger contemplated by Section 1.2 and the filing of any required documents with the Department and the FDIC to cause the Bank Merger to become effective, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the Nasdaq, (v) any notices or filings under the HSR Act, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Heritage Common Stock pursuant to this Agreement and approval of listing of such Heritage Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Heritage or any of its Subsidiaries of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Heritage of this Agreement.

4.5 Reports.

(a) Heritage and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2008 and prior to the date hereof with the Governmental Entities, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Heritage pursuant to the Securities Act or the Exchange Act since December 31, 2008 and prior to the date of this Agreement (the “Heritage SEC Reports”) is publicly available. No such Heritage SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Heritage SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Heritage has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

4.6 Financial Statements.

(a) The financial statements of Heritage and its Subsidiaries included (or incorporated by reference) in the Heritage SEC Reports (including the related notes, where applicable) for the two (2) year period ended on December 31, 2012 (i) have been prepared from, and are in accordance with, the books and records of Heritage and its Subsidiaries; (ii) fairly present the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Heritage and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Heritage and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The records, systems, controls, data and information of Heritage and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Heritage or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Heritage’s (or any Heritage Subsidiary’s) system of internal accounting controls.

(c) Since December 31, 2008, (i) neither Heritage nor, to the knowledge of Heritage, any director, officer, employee, auditor, accountant or representative of Heritage or Heritage Bank has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Heritage or any of its Subsidiaries or its internal accounting controls, including any material complaint, allegation, assertion or claim that Heritage or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Heritage or any of its Subsidiaries, or other Person, whether or not employed by Heritage or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or violation of banking or other laws by Heritage or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of Heritage or any of its Subsidiaries or any committee thereof or to any director or officer of Heritage or any of its Subsidiaries.

4.7 Absence of Changes. Since December 31, 2012, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage.

4.8 Compliance with Applicable Law.

(a) Heritage and each of its Subsidiaries are and, at all times since December 31, 2008, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties and assets. Heritage and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2008, held all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Heritage’s knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. Heritage is duly registered with the FRB as a bank holding company under the BHC Act. The deposit accounts of Heritage Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No Action for the revocation or termination of such deposit insurance are pending or, to the knowledge of Heritage, threatened.

(b) Since December 31, 2008, neither Heritage nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (i) requiring Heritage or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Heritage Regulatory Agreement”), or (ii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and, to the knowledge of Heritage, neither Heritage nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Heritage nor any of its Subsidiaries is party to or subject to any Heritage Regulatory Agreement.

(c) Since December 31, 2008, neither Heritage nor any of its Subsidiaries has been (i) in default or violation of, (ii) under investigation with respect to, or (iii) threatened to be charged with or given notice of any violation of, any law, other than non-material violations that have been discharged or remedied.

(d) Neither Heritage nor any of its Subsidiaries (nor, to the knowledge of Heritage, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.9 Material Contracts; Defaults. Neither Heritage nor any of its Subsidiaries is a party to any agreement or amendment thereto that would be required to be, and has not been, filed as an exhibit to any Heritage SEC Report filed by Heritage with the SEC as of the date of this Agreement. Neither Heritage nor any of its Subsidiaries, and to Heritage’s knowledge, any counterparty or counterparties, is in breach of any such agreement or amendment filed with the SEC.

4.10 State Takeover Laws. This Agreement and the transactions contemplated hereby are exempt from any of the restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law applicable to Heritage or any of its Subsidiaries.

4.11 Heritage Benefit Plans.

(a)(i) Each Heritage Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other laws; (ii) each Heritage Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and, to the knowledge of Heritage, nothing has occurred (whether by action or failure to act) that could reasonably be expected to adversely affect the qualified status of any Heritage Benefit Plan (or the exempt status of any related trust) or require the filing of a submission under EPCRS or the taking of other corrective action pursuant to EPCRS in order to maintain such qualified (or exempt) status, and no Heritage Benefit Plan is the subject of any pending correction or application under EPCRS; (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability has occurred with respect to any Heritage Benefit Plan, no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by Heritage or any of its Subsidiaries with respect to any Heritage Benefit Plan that has or is expected to result in any material liability, and no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred with respect to any Heritage Benefit Plan; (iv) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Heritage or any of its Subsidiaries; and (v) all contributions required to have been made under the terms of any Heritage Benefit Plan or pursuant to ERISA and the Code have been timely made and, to the extent required, all obligations in respect of each Heritage Benefit Plan have been properly accrued and reflected in the Heritage Financial Statements.

(b) Neither Heritage nor any of its Subsidiaries (nor any ERISA Affiliate) has ever maintained, sponsored, or contributed to a plan subject to Title IV of ERISA.

(c) Neither Heritage nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to, or within the last ten years has maintained or contributed to, a “multiemployer plan” within the meaning of Section 4001(a)(iii) of ERISA or a “multiple employer welfare arrangement” (as defined in Section 3(40) or ERISA).

(d) With respect to any Heritage Benefit Plan, (i) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Heritage, threatened, (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits or claims, (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor , the IRS or any other Governmental Entity is pending, in progress or, to the knowledge of Heritage, threatened, and (iv) there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any Heritage Benefit Plan or any fiduciary thereof (other than rules of general applicability). None of the assets of Heritage, any of its Subsidiaries, or any ERISA Affiliate are subject to any Lien arising under ERISA or Subchapter D of Chapter 1 of the Code and no condition exists that presents a material risk of any such Lien arising.

(e) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, could result in or is a precondition to (i) any payment (including, severance, unemployment compensation or “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of Heritage or any of its Subsidiaries from Heritage or any of its Subsidiaries under any Heritage Benefit Plan or otherwise, (ii) any increase in compensation or benefits otherwise payable under any Heritage Benefit Plan, (iii) any acceleration of the time of payment or vesting of an such benefits, (iv) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (v) except as otherwise provided in this Agreement, any limitation on the right of Heritage or any of its Subsidiaries to (A) amend, merge or terminate any Heritage Benefit Plan or related trust or (B) receive a reversion of assets from any Heritage Benefit Plan or related trust, (vi) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee of Heritage or any of its Subsidiaries, or (vii) any payments under any of the Heritage Benefit Plans or otherwise which would not be deductible under Section 162(m) or 280G of the Code.

(f) Each Heritage Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Department of the Treasury and the IRS.

(g) For purposes of this Agreement, “Heritage Benefit Plans” means any “employee benefit plan” as defined in Section 3(3) of ERISA and all other benefit plans, arrangements or agreements, including any other employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, pension, profit-sharing, employee stock ownership, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, whether or not subject to ERISA, or whether form or informal, for the benefit of any employee, former employee, director or former director of Heritage or any of its Subsidiaries entered into, maintained or contributed to by Heritage or any of its Subsidiaries or to which Heritage or any of its Subsidiaries is obligated to contribute, or with respect to which Heritage or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Heritage or any of its Subsidiaries or to any beneficiary or dependant thereof.

4.12 Approvals. As of the date of this Agreement, Heritage knows of no reason why all Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Heritage Information. The information relating to Heritage and its Subsidiaries that is provided by Heritage or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Heritage and its Subsidiaries and other portions within the reasonable control of Heritage and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.14 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Heritage, threatened against or affecting Heritage or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Heritage or any of its Subsidiaries in such individual’s capacity as such, other than Actions that individually involve a monetary claim not in excess of one hundred thousand dollars ($100,000). Neither Heritage nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity.

4.15 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Heritage or any of its Subsidiaries. There is no labor dispute, strike, work stoppage, lockout or work related disruption, or, to the knowledge of Heritage, threat thereof, by or with respect to any employees of Heritage or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Heritage, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Heritage or any of its Subsidiaries. Heritage and its Subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health, disability, non-discrimination in employment and workers’ compensation. No Action asserting that Heritage or any of its Subsidiaries has committed an unlawful employment practice or an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Heritage or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Heritage, threatened with respect to Heritage or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity.

(b) Neither Heritage nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Heritage, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Heritage or any of its Subsidiaries and, to the knowledge of Heritage, no such investigation is in progress.

4.16 Environmental Matters. (a) Neither Heritage’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (b) there has been no release of any Hazardous Substance by Heritage or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (c) since December 31, 2008, neither Heritage nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any third party asserting that Heritage or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (d) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Heritage or any of its Subsidiaries or as a result of any operations or activities of Heritage or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Heritage or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Heritage, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Heritage or any of its Subsidiaries under any Environmental Law; and (e) neither Heritage, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Heritage’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

4.17 Loan Matters.

(a) There are no outstanding loans to any directors, executive officers and principal shareholders (as such terms are defined in the FRB’s Regulation O (12 C.F.R. Part 215)) of Heritage or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the loan was originated.

(b) Each outstanding loan held by Heritage or any of its Subsidiaries (including loans held for resale to investors but excluding loans acquired from the FDIC in failed bank transactions) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Heritage’s or its applicable Subsidiary’s written underwriting standards (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable laws.

(c) None of the agreements pursuant to which Heritage or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(d) Each outstanding loan (other than loans acquired from the FDIC in failed bank transactions) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Heritage, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).

4.18 Intellectual Property. Heritage and each of its Subsidiaries either owns or licenses all Intellectual Property used by it and necessary for the conduct of its businesses as currently conducted. Neither Heritage nor any of its Subsidiaries is the licensor of Intellectual Property to any third party. To the knowledge of Heritage, none of the Intellectual Property used by Heritage or any of its Subsidiaries violates or infringes upon the Intellectual Property rights of any other Person. As of the date hereof, there is no Action pending, or to the knowledge of Heritage, threatened, which challenges the rights of Heritage or any of its Subsidiaries with respect to Intellectual Property used in its business or which asserts any violation or infringement of the Intellectual Property rights of any other Person.

4.19 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Heritage or any of its Subsidiaries, on the one hand, and any (1) officer or director of Heritage or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Heritage, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Heritage, on the other hand, except those of a type available to non-affiliates of Heritage generally, and compensation and/or benefit arrangements with officers and directors.

4.20 Derivative Instruments and Transactions. Heritage has provided to Valley a list of all of its Derivative Transactions. All Derivative Transactions, whether entered into for Heritage’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (a) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws and (b) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of Heritage or one of its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is, as of the date hereof, in full force and effect. Neither Heritage nor its Subsidiaries, nor to Heritage’s knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.21 Fiduciary Business. Each of Heritage and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations.

4.22 Taxes.

(a) All income and other material Tax Returns required to have been filed by or with respect to Heritage or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Heritage or its Subsidiaries have been paid or will be timely paid, except for those Taxes being contested in good faith and for which adequate reserves have been (or will be relating to the period after December 31, 2012) established in financial statements of Heritage included in the Heritage SEC Reports or in those filed after the date hereof. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Heritage or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Liens for Taxes on the assets of Heritage or any of its Subsidiaries (except for statutory Liens for Taxes not yet delinquent). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Heritage or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Heritage or its Subsidiaries (or any other corporation merged into or consolidated with Heritage or any of its Subsidiaries) have been, in all material respects, properly accrued on the financial books and records of Heritage and its Subsidiaries in accordance with GAAP. None of Heritage or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among Heritage and its Subsidiaries).

(b) Heritage and its Subsidiaries have complied in all material respects with all applicable laws relating to withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax laws) and have, within the time and the manner prescribed by law, paid over to the proper Governmental Entities all amounts required to be so paid over under applicable laws. Heritage and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign Tax laws).

(c) As of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Heritage, threatened in writing against or with respect to Heritage or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Heritage is not aware of any agreement, plan, or other circumstance or reason that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) To the knowledge of Heritage, neither Heritage nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the Treasury Regulations thereunder as a principal, as a material advisor or otherwise.

(f) Neither Heritage nor any of its Subsidiaries (A) is or has, since December 31, 2008, been a member of an affiliated group (other than a group the common parent of which is Heritage or a Heritage Subsidiary) filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any Person (other than Heritage and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

4.23 Community Reinvestment Act Compliance. Heritage Bank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed exam, and Heritage has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in any such Subsidiary having its current rating lowered.

4.24 Title. Heritage and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all Liens, except for Liens reflected in Heritage financial statements included in the Heritage SEC Reports and those which do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by Heritage or any of its Subsidiaries. Any real property and facilities held under lease by Heritage or its Subsidiaries are valid, subsisting and enforceable leases with such exceptions that are not material and do not interfere with the use made and proposed to be made of such property and facilities by Heritage or any of its Subsidiaries. None of such real property or facilities leases will be adversely affected by the consummation of the Merger or the Bank Merger.

4.25 Representations Not Misleading. No representation or warranty by Heritage in this Agreement, or in any document furnished to Valley or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Valley Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Heritage, during the period from the date of this Agreement to the Effective Time, Valley shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Valley or Heritage or any of their respective Subsidiaries to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.

5.2 Valley Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, as Previously Disclosed, or as required by applicable law or a Governmental Entity, Valley shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Heritage (which shall not be unreasonably withheld or delayed with respect to subsections (g), (m), (n) and (r)), to:

(a) Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any Rights, except pursuant to Valley Stock Options outstanding on the date hereof.

(b) Other Securities. Issue any other capital securities, including trust preferred or other similar securities, Voting Debt, or other securities, debentures or subordinated notes.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to Valley or to another wholly owned Subsidiary of Valley); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or Rights.

(d) Compensation; Employment, Etc. Except as disclosed in Disclosure Schedule 5.2(d), (i) enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer or employee of Valley or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, in each case in the ordinary course of business consistent with past practice, (C) severance in accordance with past practice and (D) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay aggregate expenses of more than fifteen thousand dollars ($15,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date hereof.

(e) Benefit Plans. Except as required by law, enter into, establish, adopt, modify, amend, renew, or terminate any Valley Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.

(f) Dispositions. Sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any portion of its deposit liabilities.

(g) Leases or Licenses. Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property; or permit to lapse its rights in any material Intellectual Property.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any Person.

(i) Loans, Loan Participations and Servicing Rights. Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Heritage or Heritage Bank a first right of refusal to acquire such loan or participation); or sell or acquire any servicing rights.

(j) Governing Documents. Amend its organizational documents (or similar governing documents).

(k) Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.

(l) Contracts. Except to satisfy Previously Disclosed written commitments outstanding on the date hereof, enter into or terminate any Valley Material Contract or amend or modify in any material respect or renew any existing Valley Material Contract.

(m) Claims. Except in the ordinary course of business consistent with past practice and involving an amount not in excess of twenty-five thousand dollars ($25,000) (exclusive of any amounts paid directly or reimbursed to Valley or any of its Subsidiaries under any insurance policy maintained by Valley or any of its Subsidiaries), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be determined to be material to Valley and its Subsidiaries, taken as a whole.

(n) Foreclose. Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither Valley nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains Hazardous Substances or might be in violation of or require remediation under Environmental Laws.

(o) Deposit Taking and Other Bank Activities. In the case of Valley Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.

(p) Investments. (i) Purchase any equity securities or purchase any debt securities, other than securities (A) rated “AA” or higher by either Standard and Poor’s Ratings Services or Moody’s Investor Service, (B) with a weighted average life of not more than three (3) years and (C) otherwise in the ordinary course of business consistent with its current investment policy; or (ii) enter into or acquire any derivatives contract or structured note; enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

(q) Capital Expenditures. Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of twenty-five thousand dollars ($25,000) individually or fifty thousand dollars ($50,000) in the aggregate, except for emergency repairs or replacements.

(r) Lending. (i) Make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as Previously Disclosed; or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided any unsecured loan or extension of credit in excess of one hundred thousand dollars ($100,000), any secured loan or extension of credit in excess of seven hundred and fifty thousand dollars ($750,000) or any new loan to a new borrower in excess of five hundred thousand ($500,000) shall require the prior written approval of the Chief Credit Officer of Heritage Bank or his designee, which approval or rejection shall be given in writing within two (2) business days after the loan package is delivered to such individual.

(s) Joint Ventures and Real Estate Development Operations. Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership; or engage in any new real estate development or construction activity.

(t) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code; (ii) any of Valley’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(u) Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(v) Indebtedness and Guaranties. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(r).

(w) Charitable Contributions. Make any charitable or similar contributions, except in amounts not to exceed one thousand dollars ($1,000) individually, and ten thousand dollars ($10,000) in the aggregate.

(x) New Lines of Business. Develop, market or implement any new line of business.

(y) Tax Matters. Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.

(z) Performance of Obligations. Take any action that is likely to materially impair Valley’s ability to perform any of its obligations under this Agreement or Valley Bank to perform any of its obligations under the Bank Plan of Merger.

(aa) Commitments. Agree or commit to do any of the foregoing.

5.3 Heritage Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Valley, during the period from the date of this Agreement to the Effective Time, Heritage shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Valley or Heritage or any of their respective Subsidiaries to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.

5.4 Heritage Forbearances. Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Valley during the period from the date of this Agreement to the Effective Time, Heritage shall not, and shall not permit any of its Subsidiaries to:

(a) Governing Documents. Amend the Heritage Charter or Heritage Bylaws or similar governing documents of any of its Significant Subsidiaries in a manner that would adversely affect Valley or any of its Subsidiaries.

(b) Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code; (ii) any of Heritage’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(c) Performance Obligations. Take any action that is likely to materially impair Heritage’s ability to perform any of its obligations under this Agreement or Heritage Bank to perform any of its obligations under the Bank Plan of Merger.

(d) Commitments. Agree or commit to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) As promptly as practicable following the date of this Agreement, Heritage shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement, which will be prepared jointly by Heritage and Valley, will be included. Each of Heritage and Valley shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the S-4 or any related matters. Each of Valley and Heritage shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the Form S-4 being declared effective, Valley shall thereafter mail or deliver the Proxy Statement to its shareholders. Heritage shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Valley shall furnish all information concerning Valley and the holders of Valley Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Valley or Heritage, or any of their respective affiliates, directors or officers, should be discovered by Valley or Heritage that should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Valley’s shareholders.

(b) In addition to their obligations pursuant to Section 6.1(a), Valley and Heritage shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder and provide each other with copies of any such filings. Heritage and Valley shall advise the other party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Heritage Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC’s staff and each party’s responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of Valley and Heritage, which approval shall not be unreasonably withheld, delayed or conditioned.

(c) Subject to the terms and conditions set forth in this Agreement, Heritage and Valley shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Valley (in the case of Heritage) or Heritage (in the case of Valley) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under the HSR Act or other antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain expirations or terminations of waiting periods under the HSR Act or other antitrust laws, an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. In furtherance (but not in limitation) of the foregoing, Heritage shall, and shall cause Heritage Bank to, use commercially reasonable efforts to file any required applications, notices or other filings with the FRB, the Department, the FDIC and under the HSR Act within forty-five (45) days after the date hereof. Valley and Heritage shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Valley or Heritage, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(d) Each of Heritage and Valley shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Heritage, Valley or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) Each of Heritage and Valley shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 7.2(e)) will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.2(e)).

6.2 Access to Information; Current Information; Attendance at Meetings.

(a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Valley and Heritage shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. Valley shall also provide the officers of Heritage and/or Heritage Bank with access to the lending personnel of Valley Bank relating to post-Merger duties, responsibilities and potential contractual arrangements to be effective on or after the Effective Time. Neither Valley nor Heritage, nor any of their Subsidiaries, shall be required to provide access to or to disclose information (i) where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) relating to its board’s, officers’, employees, agents, investment bankers, or financial advisers consideration or deliberation of the transactions contemplated hereby or, in the case of Valley, except as expressly required herein, an Acquisition Proposal. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of part (i) of the preceding sentence apply.

(b) Valley shall permit, and shall cause its Subsidiaries to permit, Heritage and/or an environmental consulting firm selected by Heritage, at the sole expense of Heritage, to conduct such phase I and/or phase II environmental audits, studies and tests on real property currently or formerly owned, leased or operated by Valley or any of its Subsidiaries. In the event any subsurface or phase II site assessments are conducted (which assessments shall be at Heritage’s sole expense), Heritage shall indemnify Valley and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.

(c) Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Valley shall, upon the request of Heritage, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of Heritage regarding the financial condition, operations and business of Valley and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as reasonably available, but in no event more than five (5) business days after filing, Valley will deliver to Heritage all reports filed by it or any of its Subsidiaries with any Government Entity subsequent to the date hereof including all financial and call reports filed with the FRB, the FDIC and the Department. Valley will also deliver to Heritage as soon as practicable all quarterly and annual financial statements of Valley and its Subsidiaries prepared with respect to periods ending subsequent to December 31, 2012. As soon as practicable after the end of each month, Valley will deliver to Heritage in electronic form (i) the monthly deposit and loan trial balances of Valley Bank, (ii) the monthly analysis of Valley Bank’s investment portfolio, (iii) monthly balance sheet and income statement of Valley and its Subsidiaries, and (iv) an update of all of the information set forth in Section 3.18(e)(iii) through (vii).

(d) The Chief Executive Officer and/or Chief Financial Officer of Heritage or Heritage Bank or either of their designees (not to exceed two (2) persons in the aggregate) shall be invited and entitled to attend all meetings of the Valley Board of Directors and the board of directors of Valley Bank (and loan and executive committee meetings); provided, however, such individuals (i) will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions of such boards or committees, (ii) shall be excluded from any portions of such meetings involving (A) discussion relating to the transactions contemplated by this Agreement or an Acquisition Proposal, (B) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable law, regulation or orders, decrees or determinations of a Government Entity, or (C) discussions relating to matters which are otherwise reasonably deemed by the Valley Board of Directors to be confidential (together, “Valley Board Confidential Matters”). Board packages and notices shall be submitted by Valley and Valley Bank to the Chief Executive Officer of Heritage for distribution to Heritage’s designated attendees simultaneously with their submission to board members; provided information relating to Valley Board Confidential Matters may be excluded therefrom. The Chief Credit Officer of Heritage Bank or his designee shall be invited and entitled to attend all recurring credit related meetings of Valley Bank provided, however, such individual will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions.

(e) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of November 20, 2012 (the “Confidentiality Agreement”).

(f) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3 Shareholder Meeting. Valley shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Washington and the Valley Charter and Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the “Valley Shareholder Meeting”) for the purpose of seeking the Valley Shareholder Approval within five (5) business days following the date the Form S-4 is declared effective under the Securities Act and (B) schedule the Valley Shareholder Meeting to take place on a date that is within thirty (30) days after the notice date; (ii) use its commercially reasonable best efforts to (x) cause the Valley Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Valley Shareholder Approval; and (iii) subject to Section 6.8, include in the Proxy Statement the recommendation that the Valley shareholders approve this Agreement and the Merger (the “Valley Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, Valley shall not be required to hold the Valley Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Valley Shareholder Meeting.

6.4 Nasdaq Listing. Heritage shall use its commercially reasonable best efforts to cause the shares of Heritage Common Stock to be issued to the holders of Valley Common Stock in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters.

(a) Following the Effective Time, Heritage shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of Valley and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable (and equivalent) to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of Heritage or its Subsidiaries (other than Valley and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Heritage or its Subsidiaries; and (ii) until such time as Heritage shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Heritage or its Subsidiaries (other than Valley and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans and compensation opportunities of Valley and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Heritage Benefit Plans may commence at different times with respect to each Heritage Benefit Plan).

(b) To the extent that a Covered Employee becomes eligible to participate in a Heritage Benefit Plan, Heritage shall cause such Heritage Benefit Plan to (i) recognize full-time years of prior service from the date of most recent hire of such Covered Employee with Valley or its Subsidiaries for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Valley Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; and (ii) with respect to any Heritage Benefit Plan that is a health, dental, vision plan or other welfare plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Heritage or its applicable Subsidiary shall use its commercially reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Heritage or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Valley Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c) Valley Bank and each of its Chief Executive Officer and Chief Financial Officer have entered into an agreement terminating such individual’s Supplemental Retirement Benefit Agreement(s) and Executive Severance Agreement(s) with Valley Bank effective at the Effective Time (each a “Termination Agreement”) and providing for the cash payment to such individual immediately prior to the Effective Time of the amounts owing under such agreements in full satisfaction of all obligations of Valley Bank to such executives thereunder. A copy of each Termination Agreement is Previously Disclosed.

(d) Prior to the Effective Time, Valley shall take, and shall cause its Subsidiaries to take, all actions requested by Heritage that may be necessary or appropriate to (i) cause one or more Valley Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Valley Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Valley Benefit Plan for such period as may be requested by Heritage, or (iv) facilitate the merger of any Valley Benefit Plan into any employee benefit plan maintained by Heritage or a Heritage Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(e) shall be subject to Heritage’s reasonable prior review and approval, which shall not be unreasonably withheld.

(e) Heritage will determine, in its sole discretion, which of the Covered Employees it wishes to retain subsequent to the Closing Date as employees of Heritage. As to the Covered Employees:

(i) Covered Employees that are retained and become employees of Heritage subsequent to the Closing Date Time will be eligible to participate in the benefits as provided in Sections 6.5(a) and 6.5(b).

(ii) Covered Employees that are retained and become employees of Heritage during the transition after the Closing Date through the conversion of Valley’s systems and operations to Heritage’s will be eligible for the benefits as provided in Sections 6.5(a) and 6.5(b). In addition, such Covered Employees (other than Messrs. Brown and Riordan) will be paid by Heritage a severance payment equal to 20% of their base salary (from the Closing Date until their last day of employment) in a lump sum (net of taxes) as well as one week of severance for each year of service at Valley with a minimum payment of two weeks up to a maximum payment of six weeks, provided, however, to receive any such payment each such employee shall be required to execute and not revoke a Release.

(iii) Covered Employees that are not retained by Heritage after the Closing Date as employees of Heritage will be paid by Heritage a severance payment of one week of severance for each year of service at Valley with a minimum payment of two weeks of severance up to a maximum payment of six weeks and will not be eligible to participate in any benefits of Heritage provided, however, to receive any such payment each employee shall be required to execute and not revoke a Release. Part time Valley employees that are not retained by Heritage after the Closing Date as employees of Heritage are not entitled to severance.

(iv) No severance payment will be paid to any Valley Employee who is terminated for Just Cause or receives a severance payment pursuant to any severance agreement.

(f) Nothing in this Section 6.5 shall be construed to limit the right of Heritage or any of its Subsidiaries (including, following the Closing Date, any Valley Subsidiary) to amend or terminate any Valley Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require Heritage or any of its Subsidiaries (including, following the Closing Date, any Valley Subsidiary) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(g) For purposes of this Agreement, “Valley Benefit Plans” means any “employee benefit plan” as defined in Section 3(3) of ERISA, and all other benefit plans, arrangements or agreements, including any other employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, pension, profit-sharing, employee stock ownership, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, whether or not subject to ERISA, or whether formal or informal, for the benefit of any employee, former employee, director or former director of Valley or any of its Subsidiaries entered into, maintained or contributed to by Valley or any of its Subsidiaries or to which Valley or any of its Subsidiaries is obligated to contribute, or with respect to which Valley or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Valley or any of its Subsidiaries or to any beneficiary or dependant thereof.

6.6 Officers’ and Directors’ Insurance; Indemnification.

(a) For at least six years from and after the Effective Time, Heritage shall maintain officers’ and directors’ liability insurance covering the Persons who are presently covered by Valley’s current officers’ and directors’ liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least substantially equivalent to the terms of said current policy, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 150% of the annual premium most recently paid by Valley (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto, and further provided that if Heritage is unable to maintain or obtain the insurance called for by this Section 6.6(a), Heritage shall use commercially reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request Valley to obtain such tail coverage at Valley’s expense prior to the Closing Date; provided, further, that officers and directors of Valley or its Subsidiaries may be required to make application and provide customary representations and warranties to Heritage’s insurance carrier for the purpose of obtaining such insurance.

(b) For a period of six years from and after the Effective Date, Heritage shall, and shall cause its Subsidiaries to, maintain and preserve the rights to indemnification of Valley’s and its Subsidiaries’ officers, employees, directors and agents to the maximum extent permitted by any of the Valley Charter, Valley Bylaws, the governing documents of Valley’s applicable Significant Subsidiaries, and applicable law with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including the Merger, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Governmental Entities.

(c) In connection with the indemnification provided pursuant to Section 6.6(b), Heritage and/or an Heritage Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each such indemnified Person to the fullest extent permitted by law and Governmental Entities (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified Person or multiple indemnified Persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Heritage and (ii) will cooperate in the defense of any such matter.

(d) This Section 6.6 shall survive the Effective Time, is intended to benefit each indemnified Person (each of whom shall be entitled to enforce this Section against Heritage), and shall be binding on all successors and assigns of Heritage.

(e) In the event Heritage or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other Persons, then, and in each such case, proper provision shall be made so that the successors and assigns of Heritage assume the obligations set forth in this Section 6.6.

6.7 Exemption from Liability Under Section 16(b). The Board of Directors of Heritage or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the receipt by Valley Insiders of Heritage Common Stock or other equity securities of Heritage pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. As used herein, the term “Valley Insiders” means those officers and directors of Valley who will become subject to the reporting requirements of Section 16(a) of the Exchange Act as insiders of Heritage in conjunction with the Merger.

6.8 No Solicitation.

(a) Valley agrees that, except as expressly permitted by Section 6.8(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, and employees (the “Valley Individuals”) not to, and will use its commercially reasonable best efforts to cause Valley and its Subsidiaries’

agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the “Valley Representatives”) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets (“Valley Confidential Information”) to, or have any discussions with, any Person relating to, any Acquisition Proposal. Valley will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Heritage with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality or similar agreement relating to such an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to obtaining the Valley Shareholder Approval, in the event Valley receives an unsolicited Acquisition Proposal and the Board of Directors of Valley determines in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Valley may, and may permit its Subsidiaries and the Valley Individuals and the Valley Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Valley than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), (ii) furnish or cause to be furnished Valley Confidential Information to the Person or Persons making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement, and (iii) negotiate and participate in such negotiations or discussions with the Person or Persons making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Valley determines in good faith (following consultation with counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.

(c) The Board of Directors of Valley shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Heritage, the Valley Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Heritage the Valley Board Recommendation (any such action, a “Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Valley (including any committee thereof) may, at any time prior to obtaining the Valley Shareholder Approval, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Valley determines in good faith (after consultation with counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Valley may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given Heritage at least four (4) business days, following Heritage’s initial receipt of written notice that the Board of Directors of Valley has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by Heritage, the Board of Directors of Valley determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.

(d) Valley will promptly (and in any event within two (2) business days) advise Heritage in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Heritage apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.

(e) As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Valley or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Valley or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a written Acquisition Proposal that the Board of Directors of Valley concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of “Superior Proposal,” the references to “more than 20%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

6.9 Notification of Certain Matters. Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of Valley and Heritage shall promptly inform the other in writing upon receiving notice of any Action by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.

6.10 Correction of Information. Each of Valley and Heritage shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account any Material Adverse Affect qualification contained in Article VII, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

6.11 Certain Policies. Prior to the Effective Time, to the extent permitted by law, Valley shall, and shall cause its Significant Subsidiaries to, consistent with GAAP and on a basis reasonably satisfactory to Heritage, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied prior to the Effective Time on a basis that is consistent with that of Heritage and its Significant Subsidiaries; provided, however, that Valley shall not be obligated to take any such action pursuant to this Section 6.11 unless and until (a) Heritage irrevocably acknowledges to Valley in writing that all conditions to its obligation to consummate the Merger have been satisfied; (b) Heritage irrevocably waives in writing any and all rights that it may have to terminate this Agreement; and (c) the Valley Shareholder Approval has been obtained.

6.12 System Integration. From and after the date hereof, Valley shall cause Valley Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Valley Bank’s data processing consultants and software providers to, cooperate and assist Valley Bank and Heritage Bank in connection with the planned electronic and systematic conversion of all applicable data of Valley Bank to the Heritage Bank system to occur after the Effective Time, including the training of Valley Bank employees without undue disruption to Valley Bank’s business, during normal business hours and at the expense of Heritage or Heritage Bank (not to include Valley Bank’s employee payroll).

6.13 Coordination; Integration. Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Valley shall cause the Chief Executive Officer and Chief Financial Officer of Valley Bank to assist and confer with the officers of Heritage Bank, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Heritage Bank, as the resulting institution in the Bank Merger.

6.14 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g).

(b) Heritage and Valley shall each use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the opinions set forth in Section 7.3(c).

(c) The Chief Financial Officer of each of Heritage and Valley shall execute and deliver to Silver, Freedman & Taff, L.L.P., special tax counsel for Heritage, and Keller Rohrback, L.L.P., special tax counsel for Valley, certificates substantially in the form agreed to by the Parties and such firms at such time or times as may reasonably be requested by such firms, including at the time the Form S-4 is filed with the SEC and the Effective Time, in connection with such special tax counsel’s respective delivery of its tax opinion pursuant to Section 7.3(c). Each of Heritage and Valley shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.14(c).

6.15 Delivery of Agreements. Valley shall cause the executed Voting Agreements, Non-Compete Agreements and Cancellation Agreements to be delivered to Heritage prior to or simultaneously with the execution and delivery of this Agreement.

6.16 Sale of Partnership Interest. Valley will use commercially reasonable efforts to sell its 50% interest in the Partnership for a cash purchase price and other terms and conditions approved in writing by Heritage with the closing of such sale to occur on or prior to the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Valley and Heritage, at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Valley Shareholder Approval shall have been obtained.

(b) Nasdaq Listing. The shares of Heritage Common Stock to be issued in exchange for Valley Common Stock in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Heritage. The obligation of Heritage to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by Heritage, at or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Valley set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that

(A)	the representations and warranties in Sections 3.2(a) and (b) (Capitalization), 3.7 (Absence of Changes), 3.14 (Valley Information), 3.30 (Broker’s Fees) and 3.31 (Representations Not Misleading) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time;

(B)	the representations and warranties in Section 3.3 (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and

(C)	no other representation or warranty of Valley shall be deemed untrue or incorrect as of the Effective Time as a consequence of either (1) events or circumstances arising after the date hereof that were not voluntary or intentional acts by or omissions of Valley or any of its Subsidiaries or (2) Action taken by any Person or Governmental Entity after the date hereof (whether with or without the consent of Valley or any Valley Subsidiary), unless such event, circumstance, or Action, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Valley has had or would reasonably be expected to result in a Material Adverse Effect on Valley;

provided, further, that for purposes of the foregoing proviso, except with regard to the representations and warranties in Sections 3.7 (Absence of Changes), 3.14 (Valley Information) and 3.31 (Representations Not Misleading), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Heritage shall have received a certificate signed on behalf of Valley by the Chief Executive Officer or the Chief Financial Officer of Valley to the foregoing effect.

(b) Performance of Obligations of Valley. Valley shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Heritage shall have received a certificate signed on behalf of Valley by the Chief Executive Officer or the Chief Financial Officer of Valley to such effect.

(c) Dissenting Shares. Dissenting Shares shall be less than ten percent (10%) of the issued and outstanding Valley Common Stock.

(d) Third Party Consents. Valley shall have obtained the written consent (without payment of any fee, penalty or compensation therefor) from each Person who is a counterparty to or beneficiary of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation Previously Disclosed (or which was required to be Previously Disclosed) pursuant to Section 3.3(b).

(e) Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained without the imposition of any condition or requirement, which individually or in the aggregate, is deemed unduly burdensome by Heritage including any condition that would increase the minimum regulatory capital requirements of Heritage or Heritage Bank (an “Unduly Burdensome Condition”) and such Regulatory Approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.3 Conditions to Obligations of Valley. The obligation of Valley to effect the Merger is also subject to the satisfaction or waiver by Valley at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Heritage set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that

(A)	the representations and warranties in Sections 4.7 (Absence of Changes), 4.13 (Heritage Information) and 4.25 (Representations Not Misleading) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time;

(B)	the representations and warranties in Section 4.3 (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and

(C)	no other representation or warranty of Heritage shall be deemed untrue or incorrect as of the Effective Time as a consequence of either (1) events or circumstances arising after the date hereof that were not voluntary or intentional acts by or omissions of Heritage or any of its Subsidiaries or (2) Action taken by any Person or Governmental Entity after the date hereof (whether with or without the consent of Heritage or any Heritage Subsidiary), unless such event, circumstance, or Action, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Heritage has had or would reasonably be expected to result in a Material Adverse Effect on Heritage;

provided, further, that for purposes of the foregoing proviso, except with regard to the representations and warranties in Sections 4.7 (Absence of Changes), 4.13 (Heritage Information) and 4.25 (Representations Not Misleading), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Valley shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer or the Chief Financial Officer of Heritage to the foregoing effect.

(b) Performance of Obligations of Heritage. Heritage shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Valley shall have received a certificate signed on behalf of Heritage by the Chief Executive Officer or the Chief Financial Officer of Heritage to such effect.

(c) Tax Opinion. Valley shall have received an opinion of Keller Rohrback L.L.P. and a copy of the opinion of Silver, Freedman & Taff, L.L.P. rendered to Heritage, each dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and in the case of the opinion of Silver, Freedman & Taff, L.L.P., that the Bank Merger will not adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Keller Rohrback L.L.P. and Silver, Freedman & Taff, L.L.P. will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of Heritage and Valley as referenced to in Section 6.14(c).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Valley Shareholder Approval:

(a) by mutual consent of Valley and Heritage in a written instrument authorized by the Boards of Directors of Valley and Heritage;

(b) by either Valley or Heritage, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if such denial is attributable to the failure of such party to perform any covenant in this Agreement required to be performed prior to the Effective Time;

(c) by either Valley or Heritage, if the Merger shall not have been consummated on or before October 31, 2013 unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Valley or Heritage (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Valley, in the case of a termination by Heritage, or Heritage, in the case of a termination by Valley, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Heritage if (i) the Board of Directors of Valley (or any committee thereof) shall have failed to make the Valley Board Recommendation or made a Change in Recommendation, or (ii) Valley shall have materially breached any of the provisions set forth in Section 6.8;

(f) by Valley prior to obtaining the Valley Shareholder Approval in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Valley has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(a);

(g) by either Valley or Heritage, if the provisions of Section 8.1(e) are not applicable and the shareholders of Valley fail to provide the Valley Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof; or

(h) by Heritage, if the Heritage Average Closing Price is less than $11.46.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Valley or Heritage as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Valley, Heritage, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not, except as provided in Section 8.4(c), be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

8.3 Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Valley, and all filing and other fees in connection with any filing with the SEC, which shall be borne by Heritage, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Termination Fee.

(a) If this Agreement is terminated pursuant to Section 8.1(e) or (f), then Valley shall immediately following such termination, pay Heritage an amount equal to one million seven hundred sixty thousand ($1,760,000) in same-day funds (the “Termination Fee”).

(b) If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one year of such termination Valley or any of its Significant Subsidiaries either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Valley shall immediately pay Heritage the Termination Fee set forth in Section 8.4(a) in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.

(c) The payment of the Termination Fee shall fully discharge Valley from any and all liability under this Agreement and related to the transactions contemplated herein, and Heritage shall not be entitled to any other relief or remedy against Valley. If the Termination Fee is not payable, Heritage may pursue any and all remedies available to it against Valley on account of a willful and material breach by Valley of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(ii), Heritage shall have the right to pursue any and all remedies available to it against Valley on account of the willful and material breach by Valley of Section 6.8 in lieu of accepting the Termination Fee under Section 8.4(a). Valley may pursue any and all remedies available to it against Heritage on account of a willful and material breach by Heritage of any of the provisions of this Agreement.

8.5 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Valley; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Valley, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.6 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place on a date no later than the last day of the month (but no earlier than five business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Heritage, to:

Heritage Financial Corporation

P.O. Box 1578

Olympia, Washington 98501

Attention: Brian L. Vance, Chief Executive Officer

Facsimile: (360) 705-9163

with a copy to:

Breyer & Associates PC

8180 Greensboro Drive

Suite 785

McLean, Virginia 22102

Attention: John F. Breyer, Jr.

Facsimile: (703) 883-2511

(b)	if to Valley, to:

Valley Community Bancshares, Inc.

1307 East Main

Puyallup, Washington 98372

Attention: David H. Brown, Chief Executive Officer

Facsimile: (253) 841-3069

with a copy to:

Keller Rohrback L.L.P.

1201 Third Avenue

Suite 3200

Seattle, Washington 98101

Attention: Glen Garrison

Facsimile: (206) 623-3384

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Washington applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction. The Parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the Parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Publicity. Neither Valley nor Heritage shall, and neither Valley nor Heritage shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Heritage, in the case of a proposed announcement or statement by Valley, or Valley, in the case of a proposed announcement or statement by Heritage; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each indemnified Person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the Parties hereto any rights or remedies under this Agreement.

9.10 Specific Performance; Time of the Essence. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.

9.11 Disclosure Schedule. Before entry into this Agreement, each party delivered to the other a schedule (each a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties of the disclosing party contained in Article III or Article IV, as applicable, and, in the case of Valley, to one or more of its covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance. For purposes of this Agreement, “Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).

Heritage and Valley have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HERITAGE FINANCIAL CORPORATION

By:	/s/ Brian L. Vance
Name:	Brian L. Vance
Title:	President and Chief Executive Officer

VALLEY COMMUNITY BANCSHARES, INC.

By:	/s/ David H. Brown
Name:	David H. Brown
Title:	President and Chief Executive Officer

Appendix B

925 Fourth Avenue, Suite 3900

Seattle, Washington 98104

206.493.1666 Fax 206.493.1667

March 11, 2013

Board of Directors

Valley Community Bancshares, Inc.

1307 East Main Avenue

Puyallup, Washington 98372

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by Valley Community Bancshares, Inc. (“VCBI”) from Heritage Financial Corporation, (“HFWA”) pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”), dated March 11, 2013, among HFWA and VCBI, whereby VCBI will be merged with and into HFWA.

In connection with the proposed merger transaction (the “Transaction”), VCBI shareholders will receive cash in the amount of $21,968,954 and stock valued at $21,969,010 in an amount equal to 1,533,399 shares of HFWA common stock. If the Transaction were to close based on the 30-day average of the closing prices of HFWA common stock for the 30-day period beginning on January 23, 2013 and ending March 1, 2013 of $14.32700, gross aggregate consideration would be $43,937,963. VCBI shareholders would receive $39.00 per share, based on 1,126,613 outstanding shares. With the 17,250 outstanding options receiving cash for the spread between $39.00 and the exercise price, the gross aggregate consideration is $44,169,632. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

McAdams Wright Ragen, Inc. (“MWR”), as a part of its investment banking services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition and other strategic transactions, such as those proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by VCBI and its shareholders pursuant to the Agreement, our investment banking department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness of merger and capital transactions in the past ten years.

VCBI has agreed to pay a fee for our financial advisory services and for rendering this opinion letter and the accompanying report. MWR will also receive a completion fee for the successful completion of the Transaction. MWR has not worked with HFWA in any capacity other than making a market in its common stock.

In connection with rendering this opinion, we have, among other things: (i) reviewed the term sheet dated January 28, 2013, the Agreement and Plan of Merger, dated March 11, 2013; (ii) reviewed VCBI’s unaudited financial statements for the month ended January 31, 2013 and January 31, 2012; (iii) reviewed VCBI’s unaudited financial statements for the twelve months ended December 31, 2012 and the audited statements for

Board of Directors

Valley Community Bancshares, Inc.

March 11, 2013

the twelve months ended December 31, 2011 and December 31, 2010; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of VCBI; (v) conducted interviews with senior management of VCBI regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; and (viii) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by VCBI management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of VCBI. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of VCBI as of the date of this letter.

In rendering our opinion, we have evaluated the proposed transaction based on the Market Approach, Cost Approach, Income Approach, EPS Accretion/Dilution Analysis, and Relative Contribution Analysis.

This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to VCBI and VCBI’s shareholders or the ability to consummate the Agreement.

This opinion is being furnished for the use and benefit of the Board of Directors of VCBI and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by VCBI or HFWA. We express no opinion about the fairness of the amount or nature of the compensation to any of the company’s officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of the company.

In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Agreement consideration to be exchanged by HFWA to the VCBI shareholders pursuant to the Agreement is fair, from a financial point of view, to VCBI and its shareholders.

MWR’s Fairness Opinion Committee met on March 8, 2013 in Seattle, Washington and approved the fairness opinion report.

B-2

Board of Directors

Valley Community Bancshares, Inc.

March 11, 2013

We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the transaction.

Very truly yours,

MCADAMS WRIGHT RAGEN, INC.

By:
Robert J. Rogowski

Managing Director -
Investment Banking

B-3

Appendix C

WASHINGTON BUSINESS COPRORATION ACT CHAPTER 23B.13—DISSENTERS’ RIGHTS

23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220

Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3) Any notice under subsection (1) or (2) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260

Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.